As filed with the Securities and Exchange Commission on September 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tri-County Financial Corporation

(Exact name of registrant as specified in its charter)

Maryland	6022	52-1652138
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3035 Leonardtown Road

Waldorf, Maryland 20601

(301) 546-5601

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael L. Middleton

Chairman and Chief Executive Officer

Tri-County Financial Corporation

3035 Leonardtown Road

Waldorf, Maryland 20601

(301) 546-5601

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary R. Bronstein, Esq. Scott A. Brown, Esq.	Raymond A. Tiernan, Esq. Philip R. Bevan, Esq.
Kilpatrick Townsend & Stockton LLP	Elias, Matz, Tiernan & Herrick L.L.P.
607 14th Street, N.W., Suite 900	734 15th Street, N.W., 11th Floor
Washington, DC 20005	Washington, DC 20005
(202) 508-5800	(202) 347-0300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum Aggregate offering price(2)	Amount of registration fee
Common Stock, $0.01 par value	1,610,000	$19.00	$30,590,000	$4,173

(1)	Include shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee. Based on the average high and low sales prices reported on the OTCQB Marketplace on September 6, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject to completion, Dated [—], 2013

1,400,000 Shares of

Common Stock

This prospectus describes the public offering of shares of common stock of Tri-County Financial Corporation, a bank holding company headquartered in Waldorf, Maryland. Our common stock is currently quoted on the OTCQB Marketplace under the symbol “TCFC.” On                     , 2013, the last reported sale price of our common stock was $[—] per share. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “TCFC.”

Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned “Risk Factors” beginning on page 11 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Public offering price of common stock	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to 210,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of common stock in book-entry form through the facilities of the Depository Trust Company, against payment on or about                     , 2013.

Sandler O’Neill + Partners, L.P.

The date of this prospectus is                     , 2013

Community Bank OF TRI-COUNTY

Washington, DC
MARYLAND
Dunkirk
Chesapeake Bay
Bryans Road
Waldorf
St. Patricks
Prince Frederick
La Plata
Charlotte Hall
Lusby
King George
Leonardtown
Fredericksburg
Lexington Park
Potomac River
VIRGINIA
50
495
66
95
17
301

MARYLAND
VIRGINIA

Main Office

Waldorf
3035 Leonardtown Rd
Waldorf, MD 20601

Branches

Bryans Road
8010 Matthews Rd
Bryans Road, MD 20616

Charlotte Hall
30165 Three Notch Rd
Charlotte Hall, MD 20622

Dunkirk
10321 Southern Maryland Blvd
Dunkirk, MD 20754

King George
16384 Consumer Row
King George, VA 22485

La Plata
101 Drury Dr
La Plata, MD 20646

Leonardtown
25395 Point Lookout Rd
Leonardtown, MD 20650

Lexington Park
22730 Three Notch Rd
California, MD 20619

Lusby
11725 Rousby Hall Rd
Lusby, MD 20657

Prince Frederick
200 Market Square Dr
Prince Frederick, MD 20678

St. Patricks
20 St Patricks Dr
Waldorf, MD 20603

Loan Production Offices

Fredericksburg

La Plata

Prince Frederick

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus or in any free writing prospectus that we may authorize to be delivered and made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus or any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common stock being offered hereby and the risks of investing in our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus; you should rely on this prospectus. You should read this prospectus, the documents incorporated by reference in this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find Additional Information” before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives or any of the underwriters, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

In this prospectus, the terms “Tri-County Financial,” “Company,” “we,” “us” and “our” refer to Tri-County Financial Corporation and its consolidated subsidiaries, collectively, unless the context requires otherwise. References in this prospectus to “Community Bank” and “Bank” mean Community Bank of Tri-County, the wholly-owned banking subsidiary of Tri-County Financial. The Bank is a Maryland state-chartered commercial bank and a Federal Reserve member bank. The main office of the Bank is located in Waldorf, Maryland.

As used in this prospectus, the term “Series C preferred stock” refers to the shares of Tri-County Financial’s Series C Senior Non-Cumulative Perpetual Preferred Stock having a liquidation preference of $1,000 per share, which were issued on September 22, 2011 pursuant to the U.S. Department of Treasury’s Small Business Lending Fund.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, as well as other written communications made from time to time by us and oral communications made from time to time by our authorized officers, may contain statements relating to our future results (including certain projections and business trends) that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential.” Examples of forward-looking statements include, but are not limited to, possible or assumed estimates with respect to our financial condition, expected or anticipated revenue, and results of our operations and business, including earnings growth determined using generally accepted accounting principles; loan origination volume; competitive products and pricing; demand for loan and deposits;

i

asset quality, loan delinquency rates and levels of non-performing assets; impairment charges with respect to investment securities; current and future capital management programs; non-interest income levels; market share; our ability to control costs and expenses; and other business operations and strategies. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the PSLRA.

We caution you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to:

•	the factors identified below and in this prospectus under the heading “Risk Factors;”

•	prevailing economic conditions, either nationally or locally in some or all areas in which we conduct business, or conditions in the banking industry;

•	interest rate trends, changes in interest rates, deposit flows, loan demand, real estate values and competition, which can materially affect, among other things, loan origination levels and the level of defaults, losses and prepayments on loans we have made and make;

•	changes in the quality or composition of the loan or investment portfolios;

•	factors driving impairment charges on investments;

•	our ability to retain key members of management;

•	our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;

•	our timely development of new and competitive products or services in a changing environment, and the acceptance of such products or services by customers;

•	operational issues and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;

•	changes in accounting principles, policies, and guidelines;

•	changes in any applicable law, rule, regulation or practice with respect to tax or legal issues;

•	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of other matters before regulatory agencies, whether pending or commencing in the future; and

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control. Investors in our common stock are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this prospectus. Except as may be required by applicable law or regulation, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus and may not contain all of the information that you need to consider in making your investment decision. To understand this offering fully, you should carefully read this summary together with the more detailed information contained in or incorporated by reference into this prospectus. You should carefully consider the section titled “Risk Factors” in this prospectus, our consolidated financial statements and the documents identified in the section “Incorporation of Certain Information by Reference.”

The Company

Tri-County Financial Corporation, headquartered in Waldorf, Maryland and organized in 1989, is the bank holding company for Community Bank, a Maryland-chartered commercial bank subject to supervision and regulation by the Federal Reserve and the Maryland Commissioner of Financial Regulation (the “Maryland Commissioner”). Community Bank was founded in 1950 as Tri-County Building and Loan Association of Waldorf, a mutual savings and loan association. In 1986, the Bank converted to a federal stock savings bank and, in 1997, converted to a Maryland-chartered commercial bank and adopted its current name.

Community Bank provides an array of financial products and services for businesses and retail customers primarily through its ten full-service offices located in Calvert, Charles and St. Mary’s Counties in Southern Maryland (the “tri-county area”) and one full-service branch office in King George County, Virginia. In addition, Community Bank originates loans through loan production offices in La Plata and Prince Frederick, Maryland and Fredericksburg, Virginia. Community Bank focuses its commercial business generation efforts on targeting small and medium sized businesses with revenues between $5.0 million and $35.0 million headquartered in Southern Maryland and in King George County and Fredericksburg, Virginia. In addition, Community Bank services the retail banking needs of the communities surrounding its 11 full-service branch locations with a full array of retail deposit and loan products. Community Bank’s deposit accounts are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum permitted by law.

Effective October 18, 2013, Community Bank will change its name to “Community Bank of the Chesapeake.” This new name reflects Community Bank’s recent expansion into the Northern Neck of Virginia and will align the Bank’s name with its strategy of being the premier community banking institution throughout the Chesapeake Bay region. In addition, Tri-County Financial will change its name to “The Community Financial Corporation,” to better align the parent company name with the bank name.

As of June 30, 2013, Tri-County Financial had consolidated assets of $980.1 million, consolidated deposits of $784.7 million and consolidated stockholders’ equity of $81.1 million. Shares of our common stock are traded on the OTCQB Marketplace under the trading symbol “TCFC.” Following the name change described above, shares of our common stock will continue to trade under the trading symbol “TCFC.” As of [—], 2013, there were [—] shares of our common stock outstanding.

Our Recent Growth and Performance

With the efforts of our strong management team, we were able to continue our growth in loans and maintain our strong track record of performance through the recent economic recession. From December 31, 2008 through June 30, 2013, net loans grew 37.3%, from $543.0 million to $745.3 million. This growth was driven by our ability to provide superior service to our targeted small and medium sized business customers as compared to our larger, regional and national banking competition and our financial stability versus our locally-based competition. This loan growth was achieved while maintaining our focus on our strong underwriting standards, which has been reflected in our low net charge-off levels. Additionally, we have improved our net interest margin from 3.13% for the year ended December 31, 2008 to 3.50% for the six months ended June 30, 2013 (on an annualized basis) and our return on average common equity from 7.59% to 10.47% over the same time period. Our profitability has been positively impacted by our continued focus on lowering our cost of deposits, maintaining our yield on earning assets and controlling our credit costs. During the recent recession, we were able to achieve positive profitability in each quarter and, further, have achieved positive net income to our common shareholders each year for 27 consecutive years.

Our Strategy

Our strategies center on our approach as a full-service, community-oriented bank and the expansion of our market share. To realize these objectives, we are pursuing the following strategies:

•	Continue to Grow Our Market Share. We employ a community banking strategy that emphasizes providing high-quality, responsive and personalized service to our business and retail customers. We believe there is a significant opportunity for us as a locally-managed, community-focused bank capable of providing a full-range of financial services to continue expanding our market share for both loans and deposits. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior decision makers, we distinguish ourselves from the larger, regional and national banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, according to the FDIC’s website, as of June 30, 2012 (the latest date as of which such information was available), we held 20.0% of the deposits in Calvert, Charles and St. Mary’s counties, Maryland, which represented the largest market share of deposits of the thirteen banking institutions in the tri-county area. Our goal is to continue to leverage on our excellent reputation and brand recognition to build market share in our existing Maryland markets and also to use the same, proven approach to build market share in King George County, Virginia, where we opened a branch office in June 2012.

•	Improve Asset Quality. We have relied on the expertise of our lending and credit administration staff, executive officers, and our disciplined underwriting and credit monitoring processes to lower our level of non-performing assets, performing non-accrual loans and troubled debt restructurings (“TDRs”) from 4.58% of total assets at December 31, 2010 to 2.87% of total assets at June 30, 2013. We have achieved this decrease in non-performing assets without incurring significant charge-offs as net charge-offs to average loans was 0.16% (annualized), 0.27%, 0.61%, and 0.61% for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively. While overall credit losses and problem assets still remain elevated as compared to historic levels primarily due to tumultuous economic conditions, credit quality remains a primary focus. We are vigilant in rapidly responding to changing economic conditions and to specific problem credits, as well as working to minimize losses.

•	Emphasize Commercial Lending. Net loans have increased $90.8 million, or 13.9%, from $654.5 million at December, 2010 to $745.3 million at June 30, 2013. During that time, we have focused on increasing our origination and retention of commercial loans (commercial real estate, commercial business loans and commercial equipment loans), which have increased from $458.8 million, or 69.2% of the loan portfolio, at December, 2010 to $537.0 million, or 71.2% of the total loan portfolio, at June 30, 2013. We believe the continuing transition of our balance sheet to resemble that of a commercial bank will improve our net interest margin and differentiate us in our marketplace, which contains few locally-based community banks with a commercial lending focus. To accelerate our loan growth, we operate three loan production offices, the most recent of which was opened in August 2013 in Fredericksburg, Virginia.

•

Increase Transaction Accounts. A key part of our business strategy is focusing on the growth of transaction accounts, which include checking, money market and savings accounts. These deposits allow us to increase our banking relationships with our customers and provide a stable, low-cost funding source for our asset growth. Our level of transaction accounts has increased from 39.5% of total deposits at December 31, 2010 to 49.7% at June 30, 2013. This has contributed to the decrease in the average cost of funds from 1.78% for the year ended December 31, 2010 to 0.93% for the six months ended June 30, 2013.

Our Competitive Advantages

We believe the following competitive advantages will allow us to successfully execute our business strategies:

•	Superior Customer Relationship Focus. We offer high-quality service by having locally-based lending teams in each of the counties we serve, minimizing personnel turnover, allowing customer access to senior decision makers and by providing more direct, personal attention than we believe is offered by competing financial institutions. The majority of our commercial lending competition is from banks headquartered outside of our market area, many of whom attempt to serve the market area through out-of-market loan production officers. By emphasizing the need for a professional, responsive and knowledgeable staff, we offer a superior level of service to our customers.

•	Few Locally-Based, Commercial Focused Community Banking Competitors. Within our primary market area, there are few similarly sized, commercial lending focused institutions which can compete directly with us for lending relationships. The majority of our in-market competition comes from government sponsored credit unions or smaller commercial banking institutions that are not able to serve all of the loan and deposit needs of our targeted small and medium sized business customers. Additionally, we compete against larger banking institutions headquartered out of our market area. We believe our size combined with our legal lending limit of approximately $14.9 million provides us with a competitive advantage over smaller local institutions and our superior customer service provides us with a competitive advantage over larger out-of-market institutions competing for lending relationships in our market area.

•	Experienced Management Team and Personnel. Our executive management team brings an average of nearly 30 years of experience in the banking industry. Additionally, our management team was responsible for guiding the Company through the recent economic recession without sustaining a single quarter of losses to common shareholders. In addition to their experience with the Company and the Bank, several members of our management team have a long history of banking experience in the Southern Maryland market with the former leading institution in the market, Mercantile Bankshares Corporation, which was acquired by PNC Financial Services Group, Inc. in 2007. Prior to and following the acquisition we were able to make several strategic hires within our executive management and locally-based lending teams. We believe the significant local banking experience of our employees throughout our organization provides us with a significant advantage over other competitors within the markets we serve.

•	Market Reputation. We believe that our market reputation has become and will remain a competitive advantage within our historical markets in the tri-county area of Southern Maryland. During the recent economic recession, many of our competitors actively reduced lending to our targeted small and medium sized business customers. Our financial strength during this time allowed us to continue to expand our loan portfolio and service these customers, which enhanced our reputation as a lender and customer-focused banking institution. Accordingly, we have been able to focus our attention on building upon our strong relationships with these businesses and leveraging this reputation into additional relationships with new customers. We expect to continue to take advantage of the strong reputation and relationships that have been forged by our management team and our frontline lending staff in our legacy tri-county area, while leveraging our reputation to expand our market share in contiguous markets.

Our Market Area

The Bank considers its principal lending and deposit market area to consist of the tri-county area in Southern Maryland and King George County in Virginia. In addition, as a result of the Bank’s expansion into the greater Fredericksburg market in 2013, it is expected that Stafford County will become part of the Bank’s principal leading and deposit market area. One of the fastest growing regions in the country, this area is home to a mix of federal facilities, industrial and high-tech businesses. The 2010 U.S. Census estimates place King George County as the third fastest growing locality in Virginia with population growth of 40.36% since 2000. In addition, according to the U.S. Census Bureau, St. Mary’s County’s population has grown 22% over the past decade, the highest growth rate in Maryland between 2000 and 2010. According to St. Mary’s County Department of Economic & Community Development, St. Mary’s County was the third fastest growing county in Maryland from 2011 to 2012.

Helping to spur this growth is the influence of several major federal facilities located both within the Bank’s footprint and within adjoining counties. Major federal facilities include the Patuxent River Naval Air Station in St. Mary’s County, the Indian Head Division, Naval Surface Warfare Center in Charles County and the Naval Surface Warfare –Naval Support Facility in King George County. Collectively, these facilities employ over 33,000 people. According to the St. Mary’s County Comprehensive Plan, the Patuxent Naval Air Station alone employs approximately 22,000 people and provides an approximate annual economic impact of $2.3 billion. In addition, there are several major federal facilities located in adjoining markets including Andrews Air Force Base and Defense Intelligence Agency & Defense Intelligence Analysis Center in Prince Georges County, Maryland and the U.S. Marine Base Quantico, Drug Enforcement Administration Quantico facility and Federal Bureau of Investigation Quantico facility in Prince William County, Virginia.

The economic health of the region, while stabilized by the influence of the federal government, is not solely dependent on this sector. Calvert County is home to the Dominion Power Cove Point Liquid Natural Gas Terminal, which is one of the nation’s largest liquefied natural gas terminals and Dominion Power is currently constructing liquefaction facilities for exporting liquefied natural gas. According to Dominion Power, the construction of these liquefaction facilities is expected to create 4,000 jobs in the state of Maryland during the construction phase and would support another 14,600 jobs once the facility is operational with approximately $1 billion annually of additional federal, state and local government revenues being generated. In addition, King George County has finalized an agreement with Columbia Gas to bring a high-pressure, steel pipe natural gas line into the county to service the King George Industrial Park in 2014.

Even though Southern Maryland is generally considered to have more affordable housing than many other Washington and Baltimore area suburbs, during the recession, growth in the Bank’s market area was dampened as the demand for new housing in the tri-county area fell in conjunction with the overall housing market. According to the Maryland Department of Planning, new housing unit starts fell from 2006 through 2010. However, after 2010, real estate values stabilized and there were positive trends in housing during 2012. According to Real Estate Business Intelligence, LLC, St. Mary’s, Charles and Calvert Counties saw an increase in the average price of residential homes sold from 2011 to 2012 of 4.21%, 3.30% and 0.47%, respectively.

Based on information from the U.S. Bureau of Labor Statistics, unemployment rates at July 2013 remained well below the national average (not seasonally adjusted) of 7.7% at 6.6%, 6.7% and 6.5% for St. Mary’s County, Charles County and Calvert County, respectively, and 6.6% in King George County, Virginia. According to a University of Maryland study, projected job growth within the tri-county area from 2005 through 2030 is 31%, 28% and 45% in St. Mary’s, Charles and Calvert Counties, respectively. Similarly, according to the King George County Comprehensive Plan, employment in King George County is projected to increase by 33% from 2010 to and 2020.

The Bank is currently in the process of expanding in the greater Fredericksburg market and opened a loan production office in Fredericksburg, Virginia in August 2013. According to the Fredericksburg Regional

Alliance, the Fredericksburg Region, including the City of Fredericksburg and the counties of Caroline, King George, Spotsylvania, and Stafford, Virginia, has been the fastest growing region in the Commonwealth of Virginia for the past eight years. Based on information from the Fredericksburg Regional Alliance, this region boasts an impressive array of over 10,000 small businesses and a highly skilled labor force of over one million within a 40-mile commute.

The Bank’s primary market area also boasts a strong median household income relative to the median household income of their respective states. According to the U.S. Census Bureau, the median household income from 2007 to 2011 was $82,529, $92,981, and $92,135 for St. Mary’s, Calvert and Charles Counties, Maryland, respectively, compared to $72,149 for the State of Maryland. Similarly, according to the U.S. Census Bureau, the median household income from 2007 to 2011 was $82,173 and $94,658 for King George and Stafford Counties, Virginia, respectively, compared to $63,302 for the Commonwealth of Virginia.

Management

One of our key strengths is our executive management team, as this group of six executives brings an average of nearly 30 years in banking experience, including an average of 16 years with the Company. Further, our executive team’s experience provides a beneficial mix of experience not only within the Company and the Bank, but also experience with larger institutions. Supported by our strong credit culture, the executive management team has successfully managed our credit risks through the recent challenging economic conditions. We also benefit from an involved board of directors, which is composed of accomplished local business executives with a wide array of leadership skills and experience beneficial to our organization.

The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At                     , 2013, our directors and officers beneficially owned approximately [—]% of our outstanding common stock, excluding [—] shares that may be acquired upon the exercise of options.

The table below highlights the key members of our management team and their positions with the Company and the Bank:

Name	Positions
Michael L. Middleton	Chairman and Chief Executive Officer of Tri-County Financial and Community Bank
William J. Pasenelli	President and Chief Financial Officer of Tri-County Financial and President of Community Bank
James M. Burke	Executive Vice President and Chief Risk Officer of Tri-County Financial and Community Bank
Todd L. Capitani	Executive Vice President and Senior Financial Officer of Tri-County Financial and Community Bank and Chief Financial Officer of Community Bank
Gregory C. Cockerham	Executive Vice President and Chief Lending Officer and Corporate Secretary of Tri- County Financial and Community Bank
James F. DiMisa	Executive Vice President and Chief Operating Officer of Tri-County Financial and Community Bank

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described in the section entitled “Risk Factors,” as well as other information included or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

Corporate Information

Our principal executive offices are located at 3035 Leonardtown Road, Waldorf, Maryland 20604 and our telephone number is (301) 645-5601. We maintain an Internet website at www.cbtc.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find Additional Information” on page     .

THE OFFERING

Shares offered by us	1,400,000 shares of common stock (1,610,000 shares if the underwriters exercise their over-allotment option in full).

Shares to be outstanding after this offering(1)(2)	[—] shares ([—] shares if the underwriters exercise their over-allotment option in full). The common stock to be issued in this offering represents approximately [—]% of the total number of currently outstanding shares of common stock ([—]% if the underwriters exercise their over-allotment option in full). The actual number of shares issued will vary depending on the sales price under this offering.

Net proceeds(3)	The net proceeds of this offering to us will be approximately $[—] million after deducting underwriting discounts and commissions and the offering expenses payable to us. The amount of net proceeds will be approximately $[—] million if the underwriters exercise their over-allotment option in full.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including but not limited to, contributing capital to Community Bank and supporting organic growth and opportunistic acquisitions of whole banking institutions or branch locations, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions. See “Use of Proceeds” at page .

Ticker symbol	TCFC

Proposed NASDAQ Listing	We have applied to list our common stock on the NASDAQ Capital Market under the symbol “TCFC.”

Dividends and distributions	We currently pay a quarterly cash dividend on our common stock of $0.10 per share. Before 2013, we paid an annual cash dividend on our common stock which was $0.40 per share for 2012. We expect to maintain our current cash dividend rate after the offering. However, in determining the amount and timing of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital and economic conditions. See “Price Range of Common Stock and Dividend Information” at page .

Risk factors	Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page and the other information included in this prospectus before investing in our common stock.

Directed share program	The underwriters have reserved for sale at the offering price being paid by investors up to [—] shares of common stock being offered by this prospectus for sale to our shareholders as of , 2013. We do not know if these persons will choose to purchase all or any portion of

(footnotes on following page)

these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please see “Underwriting” at page .

(1)	The number of shares of common stock shown above to be outstanding after this offering is based on [—] shares outstanding as of , 2013.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes:
•	[—] shares of common stock reserved for issuance upon the exercise of options at a weighted average exercise price of $[—] per share;
•	[—] shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans; and
•	[—] shares of common stock issuable pursuant to the exercise of the underwriters’ over-allotment option.
(3)	Unless otherwise stated, all information contained in this prospectus reflects an assumed public offering price of $[—] per share, which was the last reported sale price of our common stock on the OTCQB Marketplace on , 2013.

SUMMARY OF SELECTED FINANCIAL DATA

The following table shows selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2012, which has been derived from our audited consolidated financial statements. The financial data as of and for the six months ended June 30, 2013 and 2012 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as our audited financial statements, and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such period. You should read this table together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations for the six-month period ended June 30, 2013 do not necessarily indicate the results which may be expected for any future period or the full year.

	At or For the Six Months Ended June 30,		At or for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$980,102	$975,875	$981,639	$983,480	$885,936	$815,043	$716,685
Loans receivable, net	745,252	734,415	747,641	710,089	654,450	616,593	542,977
Investment securities	154,000	167,581	159,825	195,344	161,935	144,214	122,934
Deposits	784,681	815,774	820,231	827,253	724,582	640,419	525,168
Borrowings	94,502	63,552	61,527	60,577	71,440	88,750	106,486
Junior subordinated debentures	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Stockholders’ equity—preferred	20,000	20,000	20,000	20,000	16,317	16,317	16,317
Stockholders’ equity—common	61,072	56,362	59,047	55,454	54,788	51,873	50,797

OPERATING DATA
Interest and dividend income	$19,590	$20,211	$40,293	$39,959	$39,537	$37,887	$37,258
Interest expenses	4,042	5,789	10,604	13,121	13,580	16,166	18,035

Net interest income	15,548	14,422	29,689	26,838	25,957	21,721	19,223
Provision for loan losses	355	778	2,529	4,087	3,933	3,473	1,301

Net interest income after provision for loan losses	15,193	13,644	27,160	22,751	22,024	18,248	17,922
Noninterest income	2,258	1,743	4,410	4,193	3,580	2,810	2,519
Noninterest expenses	12,249	12,261	23,804	22,249	18,195	16,580	14,582

Income before income taxes	5,202	3,126	7,766	4,695	7,409	4,478	5,859
Income taxes	1,899	1,080	2,776	1,534	2,643	1,611	2,044

Net income	3,303	2,046	4,990	3,161	4,766	2,867	3,815
Preferred stock dividends declared and discount accretion	100	100	200	672	847	847	26

Income available to common shares	$3,203	$1,946	$4,790	$2,489	$3,919	$2,020	$3,789

COMMON SHARE DATA
Basic earnings per common share	$1.06	$0.64	$1.57	$0.83	$1.31	$0.68	$1.29
Diluted earnings per common share	1.05	0.64	1.57	0.82	1.30	0.68	1.24
Dividends declared per common share(1)	0.20	0.40	0.40	0.40	0.40	0.40	0.40
Book value per common share(2)	20.05	18.49	19.34	18.32	18.25	17.43	17.23
Common shares outstanding at end of period	3,045,543	3,048,084	3,052,416	3,026,557	3,002,616	2,976,046	2,947,759
Basic weighted average common shares	3,026,651	3,041,679	3,043,039	3,016,286	2,985,080	2,961,293	2,943,002
Diluted weighted average common shares	3,049,248	3,056,520	3,055,362	3,052,810	3,008,279	2,987,901	3,053,690

	At or For the Six Months Ended June 30,		At or for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)
KEY OPERATING RATIOS
Return on average assets(3)	0.69%	0.43%	0.52%	0.35%	0.57%	0.38%	0.59%
Return on average total equity(3)	8.14	5.31	6.42	4.33	6.76	4.19	7.58
Return on average common equity(3)	10.47	6.82	8.29	4.47	7.24	3.88	7.59
Interest rate spread	3.37	3.07	3.18	3.05	3.12	2.72	2.77
Net interest margin(3)	3.50	3.22	3.31	3.21	3.32	3.02	3.13
Efficiency ratio(4)	68.79	75.85	69.81	71.70	61.60	67.59	67.07
Dividend payout ratio(1)	19.05	62.50	25.48	48.78	30.77	58.82	31.04
Non-interest expense to average assets	2.56	2.56	2.47	2.46	2.16	2.17	2.26
Average interest-earning assets to average interest-bearing liabilities	113.26	111.14	111.56	110.11	111.80	113.28	112.45

SELECTED ASSET QUALITY RATIOS
Average total equity to average total assets	8.48	8.03	8.07	8.06	8.39	8.96	7.80
Allowance for loan losses to total loans receivable at end of period	1.07	1.01	1.09	1.07	1.16	1.20	0.94
Allowance for loan losses to non-performing loans	65.29	68.03	94.78	80.49	56.73	38.74	104.25
Net charge-offs to average outstanding loans receivable during the years(3)	0.16	0.27	0.27	0.61	0.61	0.20	0.13
Non-performing loans to total loans(5)	1.63	1.48	1.15	1.32	2.04	3.09	0.90
Non-performing assets to total assets(6)	1.96	1.69	1.59	1.48	2.71	2.48	0.69
Non-performing assets, performing non-accrual loans and TDRs to total assets(7)	2.87	2.73	2.50	2.61	4.58	3.90	0.69

OTHER DATA
Number of:
Full-time equivalent employees	162	157	160	143	131	121	119
Full-service offices	11	11	11	10	10	10	10

REGULATORY CAPITAL RATIOS (consolidated)
Tier 1 to average assets	9.77%	9.16%	9.39%	9.17%	9.44%	10.03%	11.54%
Tier 1 to risk weighted assets	12.03	11.57	11.76	11.65	11.84	12.30	13.82
Total risk-based capital	13.07	12.55	12.84	12.69	12.94	13.46	14.73

(1)	Beginning in 2013, we began paying a $0.10 per share quarterly dividend. Before 2013, we paid a $0.40 annual cash dividend on our common stock in the first quarter of each year.
(2)	The Company had no intangible assets as of the dates indicated. Thus, tangible book value per share is the same as book value per share for each of the periods indicated.
(3)	Six-month data has been annualized.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Non-performing loans includes all loans that are 90 days or more delinquent. TDRs that are performing in accordance with their modified terms and performing non-accrual loans are not considered non-performing loans.
(6)	Non-performing assets include non-performing loans and foreclosed real estate.
(7)	There were $292,000, $800,000 and $297,000 of non-performing TDRs at June 30, 2012, December 31, 2011 and December 31, 2010, respectively, which appear as both TDRs and non-performing loans. The ratio of non-performing assets, performing non-accrual loans and TDRs to total assets for these periods were adjusted to avoid duplicative counting of such amounts.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus. Any of these risks, if they are realized, could materially adversely affect our business, financial condition, and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. In any such case, you could lose all or a portion of your original investment.

Risks Related to Our Business

Our increased emphasis on commercial lending may expose us to increased lending risks.

At June 30, 2013, our loan portfolio consisted of $434.6 million, or 57.6%, of commercial real estate loans, $85.0 million, or 11.3%, of commercial business loans and $17.3 million, or 2.3%, of commercial equipment loans. We intend to maintain our emphasis on these types of loans. These types of loans generally expose a lender to greater risk of non-payment and loss and require a commensurately higher loan loss allowance than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances compared to one- to four-family residential mortgage loans. Commercial business and equipment loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flows of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. At June 30, 2013, $9.3 million, or 75.8%, of our non-performing loans consisted of non-performing commercial loans.

While lower in 2013, our provision for loan losses has been elevated during the last four years and we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future. Further, our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

For the first six months of 2013 and for the year ended December 31, 2012, we recorded a provision for loan losses of $355,000 and $2.5 million, respectively. We also recorded net loan charge-offs of $568,000 and $1.9 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. Our non-performing assets, performing non-accrual loans and TDRs aggregated $28.2 million, or 2.87% of total assets, at June 30, 2013. Additionally, loans that were classified as either special mention and substandard were $62.3 million at June 30, 2013. We had no loans classified as doubtful or loss at June 30, 2013. If the economy and/or the real estate market continue to weaken, more of our classified loans may become non-performing and we may be required to take additional provisions to increase our allowance for loan losses for these assets as the value of the collateral may be insufficient to pay any remaining net loan balance, which could have a negative effect on our results of operations. We maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of delinquent and classified loans, TDRs and foreclosed real estate. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, anticipated duration of the current business cycle, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are, by nature, more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers’ abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

Our regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by our regulators, could have a material adverse effect on our financial condition and results of operations.

If we do not effectively manage our credit risk, we may experience increased levels of non-performing loans, charge-offs and delinquencies, which would require additional increases in our provision for loan losses.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. Our credit risk approval and monitoring procedures may not reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, fails to improve, or even if it does improve, our borrowers may experience difficulties in repaying their loans, and the level of non-performing loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause our net income and return on equity to decrease.

Non-performing and classified assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At June 30, 2013, our non-performing loans totaled $12.3 million, or 1.63% of our loan portfolio, and our non-performing assets (which include non-performing loans plus foreclosed properties) totaled $19.2 million, or 1.96% of total assets. Our non-performing assets adversely affect our net income in various ways. We do not accrue interest income on non-accrual loans or foreclosed properties, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then fair market value, less estimated selling costs, which may result in a loss. These non-performing loans and foreclosed properties also increase our risk profile and the amount of capital our regulators believe is appropriate to maintain in light of such risks. The resolution of non-performing assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in non-performing loans and non-performing assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

At June 30, 2013 our total classified assets were $61.2 million. While we continue to accrue interest income on classified assets that are performing, these assets may negatively impact profitability by requiring additional management attention and regular monitoring. Increased monitoring of these assets by management may impact our management’s ability to focus on opportunistic growth, potentially adversely impacting future profitability.

Our residential mortgage loans and home equity loans expose us to a risk of loss due to declining real estate values.

At June 30, 2013, $165.4 million, or 21.9%, of our total loan portfolio consisted of one- to four-family residential mortgage loans, and $21.8 million, or 2.9%, of our total loan portfolio consisted of home equity loans and lines of credit. Declines in the housing market could result in declines in real estate values in our market area. A decline in real estate values could cause some of our mortgage and home equity loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and increased unemployment levels may result in higher than expected loan delinquencies, increases in our levels of non-performing and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Changes in interest rates could reduce our net interest income and earnings.

Our largest component of earnings is net interest income, which could be negatively affected by changes in interest rates. Changing interest rates impact customer actions and may limit the options available to the Company to maximize earnings or increase the costs to minimize risk. We do not have control over market interest rates and the Company’s focus to mitigate potential earnings risk centers on controlling the composition of our assets and liabilities.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is net interest income divided by average interest-earning assets. Changes in interest rates could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to increase or decrease. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the “yield curve”—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. Our procedures for managing exposure to falling net interest income involve modeling possible scenarios of interest rate increases and decreases to interest-earning assets and interest-bearing liabilities.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Our financial condition and results of operations could be negatively affected if we fail to effectively execute our strategic plan or manage the growth called for in our strategic plan.

Among other things, our strategic plan currently calls for reducing the amount of our non-performing assets and generating transaction deposit accounts to reduce our funding costs and improve our net interest margin. Our ability to increase profitability in accordance with this plan will depend on a variety of factors including the identification of desirable business opportunities, competitive responses from financial institutions in our market area and our ability to manage liquidity and funding sources. While we believe we have the management resources and internal systems in place to successfully manage our strategic plan, opportunities may not be available and that the strategic plan may not be successful or effectively managed.

Although we do not have any current definitive plans to do so, in implementing our strategic plan we may expand into additional communities or attempt to strengthen our position in our current markets through opportunistic acquisitions of whole banks or branch locations. To the extent that we undertake acquisitions, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of our management’s time and attention and general disruption to our business. We may be able to adequately and profitably manage anticipated growth.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be adversely affected.

Our asset valuation may include methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to asset valuations that may materially adversely affect our results of operations or financial condition.

We must use estimates, assumptions, and judgments when financial assets and liabilities are measured and reported at fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. When such third-party information is not available, we estimate fair value primarily by using cash flows and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors, assumptions, or estimates in any of these areas could materially impact our future financial condition and results of operations.

During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, certain asset valuations may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation.

The cost of the capital we received from Series C preferred stock we issued under the Small Business Lending Fund will increase significantly if the level of our “Qualified Small Business Lending” does not represent an increase from our “baseline” level.

The dividend rate on the Series C preferred stock we issued to the United States Department of Treasury (the “Treasury”) under the Small Business Lending Fund can fluctuate on a quarterly basis during the first 10 quarters during which the Series C preferred stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” by the Bank. Based upon the increase in the Bank’s level of QSBL over a baseline level, the current dividend rate is one percent (1%). If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C preferred stock would increase to five percent (5%) per annum. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to nine percent (9%).

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Our competition for loans and deposits includes banks, savings institutions, mortgage banking companies, credit unions and non-banking financial institutions. We compete with regional and national financial institutions that have a substantial presence in our market area, many of which have greater liquidity, higher lending limits, greater access to capital, more established market recognition and more resources and collective experience than us. Furthermore, tax-exempt credit unions operate in our market area and aggressively price their products and services to a large portion of the market. This competition may make it more difficult for us to originate new loans and may force us to offer higher deposit rates than we currently offer. Price competition for loans and deposits might result in lower interest rates earned on our loans and higher interest rates paid on our deposits, which would reduce net interest income. Our profitability depends upon our continued ability to compete successfully in our market area.

Regulatory changes allowing the payment of interest on commercial accounts may negatively impact our deposit strategy and our net interest income.

Our current deposit strategy includes continuing to increase our noninterest-bearing commercial accounts to lower our cost of funds. Recent changes effected by the Dodd-Frank Act, however, permit the payment of interest on such accounts, which was previously prohibited. If our competitors begin paying interest on commercial deposit accounts, this may increase competition from other financial institutions for these deposits and negatively affect our ability to continue to increase commercial deposit accounts, may require us to consider paying interest on such accounts, or may otherwise require us to revise our deposit strategy, any of which could increase our interest expense and therefore our cost of funds and, as a result, decrease our net interest income, which would adversely impact our results of operations.

If the value of real estate in Southern Maryland were to decline, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

Declines in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

We may be adversely affected by economic conditions in our market area, which is significantly dependent on federal government and military employment, as well as national and international economic conditions.

Our marketplace is primarily in the counties of Charles, Calvert and St. Mary’s, Maryland and neighboring communities, and to a lesser extent the Northern Neck region of Virginia. Many, if not most, of our customers live and/or work in those counties or in the greater Washington, DC metropolitan area. Because our services are concentrated in this market, we are affected by the general economic conditions in the greater Washington, DC and Southern Maryland area. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in economic conditions caused by inflation, recession, unemployment or other factors beyond our control could decrease the demand for banking products and services generally and/or impair the ability of existing borrowers to repay their loans, which could negatively affect our financial condition and performance.

A significant portion of the population in our market area is affiliated with or employed by the federal government or at military facilities located in the area. As a result, a downturn in federal government or military employment could have a negative impact on local economic conditions and real estate collateral values, and could also negatively affect the Company’s profitability. The impact on the Southern Maryland economy has been moderated by the presence of federal government agencies and defense facilities. However, the possibility of large cuts to the defense budget hampered economic expansion in 2012 and the effect of the sequestration could negatively impact employment and potentially the ability of borrowers to make their required payments on a timely basis.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

The Company and the Bank are subject to extensive regulation, supervision and examination as noted in the “Supervision and Regulation” section of this prospectus. The regulation and supervision by the Maryland Commissioner, the Federal Reserve and the FDIC are not intended to protect the interests of investors in Tri-County Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Regulation of the financial services industry is undergoing major changes and future legislation could increase our cost of doing business or harm our competitive position.

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation impacting financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has created a significant shift in the way financial institutions operate. The Dodd-Frank Act also creates a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies have taken stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the recent economic crisis. The actions include entering into written agreements and cease and desist orders that place certain limitations on operations. Federal bank regulators have also been using with more frequency their ability to impose individual minimum capital requirements on banks, which requirements may be higher than those required under the Dodd-Frank Act or that would otherwise qualify a bank as being “well capitalized” under applicable prompt corrective action regulations. If we were to become subject to a regulatory agreement or higher individual minimum capital requirements, such action may have a negative impact on our ability to execute our business plan, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

Additionally, in early July 2013, the Federal Reserve approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. Basel III and the regulations of the federal banking agencies require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards, Compliance with these rules will impose additional costs on the Company and the Bank.

We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

Federal and state banking agencies periodically conduct examinations of our business, including compliance with applicable laws and regulations. If, as a result of an examination, a federal banking agency was to determine that the financial condition, capital resources, asset quality, asset concentration, earnings prospects, management, liquidity, sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management is in violation of any law or regulation, it could take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our portfolio or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, our business, results of operations and reputation may be negatively impacted.

The Company is a bank holding company and its sources of funds necessary to meet its obligations are limited.

The Company is a bank holding company, and its operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to our common and preferred stockholders, pay our obligations and meet our debt service requirements is derived primarily from our existing cash flow sources, dividends received from the Bank, or a combination thereof. Future dividend payments by the Bank to us will require generation of future earnings by the Bank and are subject to certain regulatory guidelines. If the Bank is unable to pay dividends to us, we may not have the resources or cash flow to pay or meet all of our obligations.

If and when the Bank becomes subject to increased internal control reporting under FDIC regulations, if it cannot favorably assess the effectiveness of its internal controls over financial reporting or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, we may be subject to additional regulatory scrutiny.

If and when the Bank’s total assets exceed $1.0 billion, it will be subject to further reporting requirements under the rules of the FDIC as of for the fiscal year in which it exceeds such threshold. Pursuant to these rules, management will be required to prepare a report that contains an assessment by management of the Bank’s effectiveness of internal control structure and procedures for financial reporting as of the end of such fiscal year. The Bank will also be required to obtain an independent public accountant’s attestation report concerning its internal control structure over financial reporting. The rules that must be met for management to assess the Bank’s internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses. We also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of the Bank’s internal controls over financial reporting. In addition, in connection with the attestation process, the Bank may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation from its independent registered public accounting firm. If the Bank cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, investor confidence and the price of our common stock could be adversely affected and we may be subject to additional regulatory scrutiny.

Provisions of our articles of incorporation, bylaws and Maryland law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our articles of incorporation and bylaws and Maryland corporate law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Maryland laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors other than the candidates nominated by our Board.

We rely on other companies to provide key components of our business infrastructure.

Third party vendors provide key components of our business infrastructure such as core data processing systems, internet connections, network access and fund distribution. While we have selected these third party vendors carefully, we cannot control their actions. Any problems caused by these third parties, including those which result from their failure to provide services for any reason or their poor performance of services, could adversely affect our ability to deliver products and services to its customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet and the telephone. The secure transmission of confidential information over the Internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to sell shares of common stock at a time or price they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described in “Special Note Regarding Forward Looking Statements,” These factors include:

•	Actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	Changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to us or other financial institutions;

•	Reports in the press or investment community generally or relating to our reputation or the financial services industry;

•	Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions, or financings;

•	Fluctuations in the stock price and operating results of our competitors;

•	Future sales of our equity or equity-related securities;

•	Proposed or adopted regulatory changes or developments;

•	Domestic and international economic factors unrelated to our performance; and

•	General market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

The trading history of our common stock is characterized by low trading volume and volatility, which may make it difficult to sell shares of our common stock and may negatively affect the price of our common stock.

Although our common stock currently trades on the OTCQB Marketplace, it has not been regularly traded. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “TCFC” upon completion of the common stock offering. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, the presence of which is dependent upon the individual decisions of investors, over which we have no control.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities, including issuing shares to fund the repayment of the Series C preferred stock. Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets before the holders of our common stock.

As a result of the ownership of directors and officers of the Company, it could be more difficult to obtain approval for some matters submitted to shareholder vote, including acquisitions of the Company. The results of the vote may be contrary to the desires or interests of the public shareholders.

Directors and executive officers of the Company and their affiliates currently own approximately [—]% of the outstanding shares of common stock, excluding shares which may be acquired upon the exercise of options. By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the articles of incorporation.

Substantial regulatory limitations on changes of control and anti-takeover provisions of Maryland law may make it more difficult for shareholders to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of the Company’s voting stock or obtaining the ability to control in any manner the election of a majority of its directors or otherwise direct the management or policies of the Company without prior notice or application to and the approval of the Federal Reserve. Also, Maryland corporate law contains several provisions that may make it more difficult for a third party to acquire control of the Company without the approval of its board of directors, and may make it more difficult or expensive for a third party to acquire a majority of its outstanding common stock.

Our management team may invest or spend the net proceeds of this offering in ways with which you may not agree or in ways that may not yield a significant return.

Our management will have broad discretion over the use of net proceeds from this offering. We intend to use the net proceeds from this offering for general corporate purposes, including but not limited to, contributing capital to Community Bank, supporting organic growth and for opportunistic acquisitions of whole banking institutions or branch locations, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions. As a result, our management will have considerable discretion in the use of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

Reduction or elimination of our quarterly cash dividend could have an adverse impact on the market price of our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock. Although we have historically declared cash dividends on our common stock, we are not required to do so. In the future, we may reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock.

We have issued Series C preferred stock under the Small Business Lending Fund, the holders of which have rights that are senior to and in addition to those of our common shareholders.

We have issued Series C preferred stock, which ranks senior to our common stock. Therefore, we must pay dividends on the Series C preferred stock before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution, or liquidation, the holders of our Series C preferred stock must be satisfied before we can make any distributions to our common shareholders. If we do not remain current in the payment of dividends on the Series C preferred stock, no dividends may be paid on our common stock.

We are required to pay quarterly dividends on our Series C preferred stock. If we fail to make six dividend payments, the holders of our Series C preferred stock may appoint two directors to our board without the approval of existing board members or our shareholders. These board members would have voting rights and, as members of the board, would have the ability to influence the management and control of the Company and its operations.

The laws that regulate our operations are designed for the protection of depositors and the public, not our shareholders.

The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the Deposit Insurance Fund and not for the purpose of protecting shareholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect our business. Legislative and regulatory changes may increase our cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors.

An investment in our common stock is not an insured deposit and, thus, any investment is subject to loss.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. As a result, if you invest in our common stock, you could lose some or all of your investment.

USE OF PROCEEDS

Assuming an offering price of $             per share (based solely for purposes of this presentation on the closing price on                     , 2013), we estimate that the net proceeds to us from the sale of our common stock in the offering with be $[—] million (or $[—] million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, including but not limited to, contributing capital to Community Bank and supporting organic growth and opportunistic acquisitions of whole banking institutions or branch locations, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013. Our capitalization is presented on an actual basis and on an as adjusted basis as if the offering had been completed as of June 30, 2013 and assumes:

•	the net proceeds of the offering at an assumed offering price of $ per share (based solely for purposes of this presentation on the closing price on , 2013), after deducting the estimated underwriting discount and commissions and estimated offering expenses; and

•	the underwriters’ over-allotment option is not exercised.

The data should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this prospectus.

	June 30, 2013(1)
	Actual	As Adjusted(2)
	(In thousands, except per share amounts)
Long term debt:
Junior subordinated debentures(3)	$12,000	$12,000

Stockholders’ equity:
Preferred Stock, Senior Non-Cumulative Perpetual, Series C, $1,000 par value; 20,000 shares authorized, 20,000 shares issued or outstanding	20,000	20,000
Common stock, $0.01 par value; 15,000,000 shares authorized; [—] shares issued and outstanding; [—] shares issued and outstanding as adjusted(4)	30
Additional paid-in capital	18,223
Retained earnings	44,284	44,284
Accumulated other comprehensive loss	(680)	(680)
Unearned ESOP shares	(785)	(785)

Total stockholders’ equity	81,072

Total long-term debt and stockholders’ equity	$93,072

Book value per common share(5)(6)	$20.05

(1)	The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2013. This number does not take into account:
•	[—] shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $[—] per share; and
•	[—] shares of common stock reserved for issuance pursuant to future grants under our incentive compensation plans.
(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $ , $ , and $ , respectively.
(3)	Consists of debt issued in connection with the issuance of our trust preferred securities.
(4)	If the underwriters’ over-allotment option is exercised in full, the as adjusted number of shares outstanding would be [—].
(5)	Actual book value per common share equals total shareholders’ equity of $[—], divided by [—] shares outstanding at June 30, 2013. Book value per share as adjusted equals total shareholders’ equity of $ (assuming net proceeds to us from this offering of $ million), divided by shares outstanding (assuming issuance and sale by us of 1,400,000 shares in this offering).
(6)	The Company had no intangible assets as of June 30, 2013. Thus, tangible book value per share is the same as book value per share at June 30, 2013.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is currently quoted on the OTCQB Marketplace under the symbol “TCFC.” We have applied to list our common stock on the Nasdaq Capital Market under the symbol “TCFC” upon completion of the common stock offering. On             , 2013, the last reported sale price of our common stock was $[—] per share. Over the three-month period ended September             , 2013, the average daily trading amounted to approximately [—] shares. No assurance can be given that an active trading market will develop in the foreseeable future or can be maintained. As of             , 2013, there were [—] shares of common stock outstanding, held by approximately [—] shareholders of record. Certain shares of common stock are held in “nominee” or “street” name. The number of beneficial owners of these shares is not included in the foregoing number.

The following table sets forth, for the periods indicated, the high and low sales prices per share as reported on the OTCQB Marketplace and the dividends declared per share for the common stock.

	High		Low		Dividends Per Share
Quarter Ended:

September 30, 2013 (through , 2013)	$		$		$0.10
June 30, 2013		18.68		16.71	0.10
March 31, 2013		18.50		15.98	0.10

December 31, 2012		16.87		14.31	—
September 30, 2012		15.85		13.35	—
June 30, 2012		18.50		14.75	—
March 31, 2012		17.00		13.60	0.40

December 31, 2011		18.50		15.00	—
September 30, 2011		19.05		16.50	—
June 30, 2011		17.25		16.10	—
March 31, 2011		20.00		16.10	0.40

Dividends.  We currently pay a quarterly cash dividend on our common stock of $0.10 per share, which equals $0.40 per share on an annualized basis. Before 2013, we paid an annual cash dividend on our common stock which was $0.40 for 2012. We expect to retain our current dividend rate after the offering. However, in determining the amount and timing of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital and economic conditions.

The Company’s ability to pay dividends may depend, in part, on its receipt of dividends from Community Bank. Maryland banks may only pay dividends from undivided profits or, with the prior approval of the Maryland Commissioner, their surplus in excess of 100% of required capital stock. Maryland banks are further prohibited from declaring a dividend on its shares of common stock until its surplus fund equals the amount of required capital stock or, if the surplus fund does not equal the amount of capital stock, in an amount in excess of 90% of net earnings. In addition, Federal regulations impose limitations upon all capital distributions by a state member bank, such as cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Federal Reserve is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under applicable regulations (i.e., generally examination ratings in the top two categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Federal Reserve or the Maryland Commissioner. If an application is not required, the institution must still provide prior notice to the Federal Reserve of the capital contribution since it is a subsidiary of a holding company. If Community Bank’s capital falls below its regulatory requirements or the Maryland Commissioner notified it that it is in need of more than normal supervision, Community Bank’s ability to make capital distributions could be restricted. In addition, the Maryland Commissioner could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Maryland Commissioner determines that such distribution would constitute an unsafe or unsound practice.

The Federal Reserve also has the power to prohibit dividends by bank holding companies, such as the Company, if their actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” As an insured depository institution, Community Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. Community Bank currently is not in default under any of its obligations to the FDIC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Special Note Regarding Forward-Looking Statements,” Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

The Bank has sought to increase assets through loan production. The Bank believes that its ability to offer fast, flexible, local decision-making will continue to attract significant new business relationships and enhance asset growth. The Bank’s marketing is also directed towards increasing its balances of both consumer and commercial transaction deposit accounts. The Bank believes that increases in these deposit account types will lessen the Bank’s dependence on higher-cost funding, such as certificates of deposit and borrowings. Although management believes that this strategy will increase financial performance over time, increasing the balances of certain products, such as commercial loans and transaction deposit accounts, may also increase the Bank’s noninterest expense. We recognize that certain lending and deposit products increase the possibility of losses from credit and other risks.

The Bank conducts business through its 11 branch locations including its main office in Waldorf, Maryland, and branch offices in Waldorf, Bryans Road, Dunkirk, Leonardtown, La Plata, Charlotte Hall, Prince Frederick, Lusby, California, Maryland; and King George, Virginia. The Bank has the largest deposit market share in the tri-county area, which includes Charles, Calvert and St. Mary’s Counties, according to the June 2012 FDIC Summary of Deposit Survey the most recent survey available.

The U.S. economy continued to experience slow growth throughout 2013 and 2012. Locally, real estate values appear to have stabilized and there were positive trends in housing during 2012. However, uncertainty for small and medium size businesses lessened the demand for lending. The impact on the Southern Maryland economy has been moderated by the presence of federal government agencies and defense facilities, but the possibility of large cuts to the defense budget hampered economic expansion. Even through the difficult economic environment, the Bank’s capital levels and asset quality remained strong. Net income for the six months ended June 30, 2013 increased $1.3 million to $3.2 million, or $1.05 per common share compared to $1.9 million, or $0.64 per common share for the six months ended June 30, 2012. Net income for the year ended December 31, 2012 increased $2.3 million to $4.8 million, or $1.57 per common share compared to $2.5 million, or $0.82 per common share for the year ended December 31, 2011.

On September 22, 2011, the U.S. Department of Treasury purchased $20.0 million of the Company’s preferred stock under the Small Business Lending Fund (the “SBLF”). The Company utilized $16.4 million of the proceeds to redeem the preferred stock that it sold to the Treasury under the Troubled Asset Relief Program Capital Purchase Program (“TARP”). The net proceeds, after redeeming the TARP securities, were invested by the Company in the Bank. SBLF dividend rates can fluctuate between 1% and 7% during the first four and one half years, depending on the level of the Bank’s qualified small business lending. During 2012, the Company qualified for a 1% dividend rate, which decreased annual preferred dividends by $646,930 to $200,000 compared with previously paid annual TARP preferred dividends of $846,930. The Company has continued to qualify for a 1% dividend rate throughout the first half of 2013.

Comparison of Results of Operations For the Six Months Ended June 30, 2013 and 2012

General.  Consolidated net income available to common shareholders for the six months ended June 30, 2013 increased $1.3 million, or 64.6%, to $3.2 million, or $1.05 per common share (fully diluted), compared to $1.9 million, or $0.64 per common share (fully diluted), for the six months ended June 30, 2012. The year to date increase in diluted earnings per share of $0.41 was attributable to increases in net interest income of $1.1 million and noninterest income of $514,921 and decreases in the provision for loan losses of $422,905, partially offset by increased income tax expense of $818,880. Noninterest expense remained stable at $12.2 million for the six months ended June 30, 2013, an $11,861 decrease or 0.10%, from the comparable six month period in 2012.

Net Interest Income.

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in Thousands)
Interest and Dividend Income
Loans, including fees	$18,364	$18,511	$(147)	(0.8)%
Taxable interest and dividends on investment securities	1,221	1,697	(476)	28.0
Interest on deposits with banks	5	3	2	66.7

Total Interest and Dividend Income	19,590	20,211	(621)	(3.1)

Interest Expenses
Deposits	2,968	4,609	(1,641)	(35.6)
Short-term borrowings	38	32	6	18.8
Long-term debt	1,036	1,148	(112)	(9.8)

Total Interest Expenses	4,042	5,789	(1,747)	(30.2)

Net Interest Income	15,548	14,422	1,126	7.8
Provision for loan losses	355	778	(423)	(54.4)

Net Interest Income After Provision for Loan Losses	$15,193	$13,644	$1,549	11.4

Net interest income increased from the comparable six months in 2012 due primarily to reduced funding costs and the Company’s ability to maintain its loan yields in the current low rate environment due to its customer relationship focus. An important component of lowering the Company’s cost of funds was the increase in average noninterest-bearing deposits of $15.7 million for the first six months of 2013 to $83.1 million compared to $67.4 million for the first six months of 2012. The Company’s 2013 year to date cost of funds, which includes debt and interest and noninterest-bearing deposits, decreased 39 basis points to 0.93% from 1.32% for the six months ended June 30, 2012. The positive trend in interest expense is currently expected to continue during the third quarter of 2013 due to re-pricing of maturing time deposits to current market rates which are significantly lower than original rates. During the same comparable period average loan yields decreased 15 basis points from 5.20% for the six months ended June 30, 2012 to 5.05% for the six months ended June 30, 2013.

Net interest income increased to $15.5 million for the six months ended June 30, 2013 compared to $14.4 million for the six months ended June 30, 2012. Net interest margin was 3.50% for the six months ended June 30, 2013, a 28 basis point increase from 3.22% for the six months ended June 30, 2012. The increase was largely the result of a rapid decrease in the Company’s cost of interest-bearing deposits that began during 2012 as certificates of deposit re-priced downward and rates declined on money market accounts. The average cost of total interest-bearing liabilities decreased 40 basis points from 1.43% for the first six months of 2012 to 1.03%

for the first six months of 2013. This decrease in funding costs was partially offset by declining yields on assets. During the comparable period average loan yields decreased 15 basis points from 5.20% for the six months ended June 30, 2012 to 5.05% for the six months ended June 30, 2013.

Interest and dividend income decreased by $620,856 to $19.6 million for the six months ended June 30, 2013 compared to $20.2 million for the six months ended June 30, 2012. Decreases in yields on loans and investments were partially offset by the $15.1 million of growth in the average balance of loans. A reduction in average yields on interest-earning assets resulted in a decrease in interest income of $832,456 as the average yield on earning assets decreased from 4.51% for the six months ended June 30, 2012 to 4.40% for the six months ended June 30, 2013. The Company has been successful over the last several years in limiting the effect of the lower interest rate environment on loan rates through pricing and interest rate floors. Interest and dividend income was further reduced $170,237 as average interest-earning investment balances decreased $22.5 million from $184.5 million for the six months ended June 30, 2012 to $162.0 million for the six months ended June 30, 2013. These reductions were partially offset by an increase in interest income of $381,837 due to growth of $15.1 million in the average balance of loans from $712.6 million to $727.7 million.

Interest expense decreased $1.7 million to $4.0 million for the six months ended June 30, 2013 compared to $5.8 million for the six months ended June 30, 2012 due primarily to a reduction in the average rates paid on interest-bearing liabilities. Interest expense decreased $1.6 million due to a decrease in rates. This was principally achieved by a decrease in the average rates paid on certificates of deposits and money market accounts, which declined from 1.67% and 0.68%, respectively, for the six months ended June 30, 2012 to 1.26% and 0.32%, respectively, for the six months ended June 30, 2013. The Company has been successful in increasing its core deposits and reducing its cost of funds in the low interest rate environment existing during the last several years. In addition, the average rate paid on long-term debt decreased from 3.26% for the six months ended June 30, 2012 to 2.61% for the comparable period in 2013. Interest expense also decreased $253,126 due to a decline in average interest-bearing deposit balances of $27.3 million from $728.0 million for the six months ended June 30, 2012 to $700.7 million for the six months ended June 30, 2013. These reductions in interest expense were partially offset by an $86,141 increase in interest expense due to a $5.8 million increase in average debt balances. The positive trend in net interest income is expected to continue in the third quarter as funding costs are expected to decrease at a faster rate than asset yields.

The following table presents information on the average balances of the Company’s interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the six months ended June 30, 2013 and 2012, respectively. There are no tax equivalency adjustments.

	For the Six Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)
Assets
Interest-earning assets:
Loan Portfolio(1)	$727,732	$18,364	5.05%	$712,597	$18,511	5.20%
Investment securities, federal funds sold and interest-bearing deposits	161,980	1,226	1.51	184,477	1,700	1.84

Total interest-earning assets	889,712	19,590	4.40	897,074	20,211	4.50

Cash and cash equivalents	10,936			8,393
Other assets	57,073			53,564

Total Assets	$957,721			$959,031

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Savings	$36,859	$19	0.10%	$31,716	$38	0.24%
Interest-bearing demand and money market accounts	263,521	419	0.32	252,889	860	0.68
Certificates of deposit	400,292	2,530	1.26	443,425	3,711	1.67
Long-term debt	67,424	879	2.61	59,870	977	3.26
Short-term debt	5,459	38	1.39	7,228	32	0.89
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	157	2.62	12,000	171	2.85

Total interest-bearing liabilities	785,555	4,042	1.03	807,128	5,789	1.43

Noninterest-bearing demand deposits	83,133			67,434
Other liabilities	7,834			7,421
Stockholders’ equity	81,199			77,048

Total Liabilities and Stockholders’ Equity	$957,721			$959,031

Net interest income		$15,548			$14,422

Interest rate spread			3.37%			3.07%

Net yield on interest-earning assets (net interest margin)(2)			3.50%			3.22%

Ratio of average interest-earning assets to average interest bearing liabilities			113.26%			111.14%

Weighted average cost of funds (including deposits)			0.93%			1.32%

Weighted average cost of deposits			0.76%			1.16%

(1)	Average balance includes non-accrual loans.
(2)	Represents net interest income divided by average total interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012
	Due to
	Volume	Rate	Total
	(Dollars in Thousands)
Interest income:
Loan portfolio(1)	$382	$(529)	$(147)
Investment securities, federal funds sold and interest bearing deposits	(170)	(304)	(474)

Total interest-earning assets	$212	$(833)	$(621)

Interest-bearing liabilities:
Savings	$3	$(22)	$(19)
Interest-bearing demand and money market accounts	17	(458)	(441)
Certificates of deposit	(273)	(908)	(1,181)
Long-term debt	98	(196)	(98)
Short-term debt	(12)	18	6
Guaranteed preferred beneficial interest in junior subordinated debentures	—	(14)	(14)

Total interest-bearing liabilities	$(167)	$(1,580)	$(1,747)

Net change in net interest income	$379	$747	$1,126

(1)	Average balance includes non-accrual loans.

Provision for Loan Losses. The provision for loan losses decreased $422,905 from the comparable period in 2012 to $354,600 for the six months ended June 30, 2013 and reflected a decrease in the allowance for specific non-performing loans and a decrease in net charge-offs. The specific allowance is based on management’s estimate of realizable value of the expected cash flows of the loans. The provision for loan losses was impacted by increasing average loan balances, economic conditions that affected the qualitative loss factors used to compute the allowance, the increased level of delinquencies and reduced net charge-offs. Overall delinquency, which included all loans greater than 30 days past due, increased from 1.57% at December 31, 2012 to 1.81% at June 30, 2013. Non-performing loans (which exclude performing non-accrual loans and TDRs), as a percentage of total loans were 1.63% at June 30, 2013 compared to 1.15% at December 31, 2012. Net charge-offs decreased $400,405 from $968,409 for the six months ended June 30, 2012 to $568,004 for the six months ended June 30, 2013.

Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage changes for the periods presented.

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in Thousands)
Loan appraisal, credit, and miscellaneous charges	$319	$383	$(64)	(16.7)%
Gain on sale of asset	11	—	11	NM
Net losses on sale of OREO	—	(97)	97	(100.0)
Income from bank owned life insurance	308	319	(11)	(3.4)
Service charges	1,104	1,003	101	10.1
Gain on sale of loans held for sale	516	135	381	282.2

Total Noninterest Income	$2,258	$1,743	$515	29.5

The increase in noninterest income was principally due to an increase in gains on loans held for sale. Gains on loan sales increased to $516,050 on sales of $17.6 million for the six months ended June 30, 2013 compared to $135,341 on sales of $3.3 million for the same period in 2012. The lower margin in 2013 was reflective of the changing interest rate environment. Noninterest income for the first quarter of 2012 included net losses on the sale of other real estate owned (“OREO”) compared to none for the comparable period in 2013. During the six months ended June 30, 2012, the Company disposed of three OREO properties resulting in proceeds of $299,032 and recognized net losses of $96,917. The increase in service charge income for the six months ended June 30, 2013 was principally the result of the combination of an increase in revenue from its affiliation with Community Wealth Advisors during 2013 with the Company’s waiver of certain service charge fees during its conversion to a new data processing system during the second quarter of 2012. The decline in loan fees for the six months ended June 30, 2013 as compared to the same period for 2012 was primarily the result of an increase in deferred loan fees classified as interest income.

Noninterest Expense. The following table shows the components of noninterest expense and the dollar percentage changes for the periods presented.

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in Thousands)
Noninterest Expense
Salary and employee benefits	$7,147	$6,490	$657	10.1%
Occupancy expense	1,052	902	150	16.6
Advertising	273	259	14	5.4
Data processing expense	730	790	(60)	(7.6)
Professional fees	462	569	(107)	(18.8)
Depreciation of furniture, fixtures and equipment	390	297	93	31.3
Telephone communications	103	92	11	12.0
Office supplies	109	134	(25)	(18.7)
FDIC insurance	574	891	(317)	(35.6)
Valuation allowance on OREO	330	626	(296)	(47.3)
Other	1,079	1,211	(132)	(10.9)

Total Noninterest Expense	$12,249	$12,261	$(12)	(0.1)

	Six Months Ended June 30,
	2013	2012	$ Change	% Change
	(Dollars in Thousands)
Compensation and Benefits	$7,147	$6,490	$657	10.12%
OREO Valuation Allowance and Expenses	394	657	(263)	(40.02)
Other Operating Expenses	4,708	5,114	(406)	(7.93)

Total Noninterest Expense	$12,249	$12,261	$(12)	(0.10)

For the six months ended June 30, 2013, noninterest expense decreased $11,861, or 0.1%, to $12.2 million from $12.2 million for the comparable period in 2012. Year to date increases in compensation and benefits were offset by decreases in FDIC insurance premiums, OREO expenses and other operating expenses. Employee compensation and data processing continue to be impacted by greater regulatory compliance costs for both existing regulation and the initial impact of the Dodd-Frank Act. The increase in employee compensation also reflects an increase in loan production staff. Other operating expenses for the six months ended June 30, 2013 decreased from the comparable period in 2012 due to one-time conversion costs for a change of our data processing system in the first six months of 2012 and reductions in FDIC insurance premiums due to a combination of changes in the manner in which FDIC-insured institutions calculate deposit insurance assessments and a decrease in our assessment base. Depreciation and occupancy expense increased primarily due to the Company’s opening during the second half of 2012 a new operations center in Waldorf, Maryland and its 11th branch in King George, Virginia. OREO expenses declined for the six months ended June 30, 2013 as compared to the same period in 2012 as a result of the stabilization of real estate values in our market area, which resulted in reduced valuation expense on our OREO properties.

Increased revenues and a moderate decrease in noninterest expenses have improved the efficiency ratio to 68.79% for the six months ended June 30, 2013 from 75.85% for the six months ended June 30, 2012.

Income Tax Expense. The Company recorded income tax expense of $1.9 million, or 36.5% of pretax earnings of $5.2 million for the six months ended June 30, 2013 compared with $1.1 million, or 34.5% of pretax earnings of $3.1 million for the six months ended June 30, 2012. The increase in the effective tax rate was the result of tax exempt income being a smaller percentage of total income in 2013 than the comparable period in 2012.

Comparison of Results of Operations For the Years Ended December 31, 2012 and 2011

General. For the year ended December 31, 2012, the Company reported consolidated net income of $5.0 million ($1.57 basic and diluted earnings per common share) compared to consolidated net income of $3.2 million ($0.83 basic and $0.82 diluted earnings per common share) for the year ended December 31, 2011. Diluted earnings per share of $1.57 represented an increase in 89.2% over 2011. Consolidated net income available to common shareholders for the year ended December 31, 2012 increased $2.3 million, or 92.5%, to $4.8 million compared to $2.5 million for the year ended December 31, 2011. Reduced funding costs, improved asset quality and increased average interest-earning asset balances were the primary reasons for the increase in net income available to common shareholders for 2012 compared to 2011. These positive impacts to income were partially offset by increased noninterest expense, largely for salary and employee benefits as new individuals were hired to support organic growth. Return on common equity increased 382 basis points from 4.47% for 2011 to 8.29% for 2012.

Increases in net interest income of $2.9 million and noninterest income of $216,987 and decreases in the provision for loan losses of $1.6 million and preferred stock dividends paid of $472,488 were partially offset by increases in noninterest expense of $1.6 million and income tax expense of $1.2 million. The decrease in preferred dividends was due to our participation in the SBLF and repayment of TARP securities during the third quarter of 2011. (See Notes 1 and 18 of the Consolidated Financial Statements, which are included in this prospectus).

Net Interest Income. The primary component of the Company’s revenue is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is affected by the difference between the yields earned on the Company’s interest-earning assets and the rates paid on interest-bearing liabilities, as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the net interest margin.

Net interest income for the year ended December 31, 2012 was $29.7 million compared to $26.8 million for the year ended December 31, 2011. The $2.9 million increase was due to an increase in interest income of $333,487 and a decrease in interest expense of $2.5 million. Changes in the components of net interest income due to changes in average balances of assets and liabilities and to changes caused by changes in interest rates are presented in the rate volume analysis included below.

The net interest margin was 3.31% for the year ended December 31, 2012, a 10 basis point increase from 3.21% in 2011. The increase was largely the result of the decrease in the cost of funds during 2012, which more than offset declines in yields on average interest-earning assets. Net interest margin and net interest income increased in every quarter during 2012. Average deposit costs decreased 38 basis points from 1.43% for 2011 to 1.05% for 2012 as the Company’s maturing certificates of deposit re-priced at market rates that were lower than the rates being paid. At December 31, 2012, $242.0 million of certificates of deposits were scheduled to mature in 2013. The Company has been successful in increasing its core deposits and reducing the cost of funds in the low interest rate environment over the last several years. The Company has limited the effect of the lower interest rate environment on loan rates through pricing and the use of interest rate floors.

Interest and dividend income increased $3.5 million to $40.3 million for the year ended December 31, 2012 compared to $40.0 million for the year ended December 31, 2011. The increase in interest and dividend income was attributable to growth in the average balances of interest-earning assets partially offset by a reduction in average yields. Average balances of interest-earning assets increased $59.9 million from $836.2 million for the year ended December 31, 2011 to $896.1 million for the year ended December 31, 2012, primarily as a result of an increase of $48.6 million in the average balance of loans. Average yields on interest-earning assets decreased from 4.78% for the year ended December 31, 2011 to 4.50% for the year ended December 31, 2012.

Loan interest income increased $762,773 due to additional interest earned of $2.5 million as a result of larger average loan balances offset by a decrease of $1.7 million due to a reduction in average loan yields from 5.42% for the year ended December 31, 2011 to 5.16% for the year ended December 31, 2012. The average balance of loans increased $48.6 million from $671.2 million for the year ended December 31, 2011 to $719.8 million for the year ended December 31, 2012. Since 2008, the average balance of loans has increased 46.6% or $228.7 million from $491.1 million for the year ended December 31, 2008 to $719.8 million for the year ended December 31, 2012.

Interest and dividends earned on investments decreased $429,286 primarily due to a $630,976 reduction attributable to falling average yields from 2.17% for the year ended December 31, 2011 to 1.79% for fiscal 2012. The decrease due to rates was offset by additional investment interest of $201,690 due to an increase of $11.3 million in average invested balances to $176.3 million for the year ended December 31, 2012.

Interest expense decreased $2.5 million to $10.6 million for the year ended December 31, 2012 compared to $13.1 million for the year ended December 31, 2011 due to reductions in interest paid on deposits and debt service of $2.3 million and $194,976, respectively. The decrease in interest expense was primarily due to a reduction in the rates paid on interest-bearing liabilities from 1.73% for the year end December 31, 2011 to 1.32% for the year ended December 31, 2011.

The $2.3 million reduction in deposit interest expense was primarily due to a decrease in interest rates paid on certificates of deposit and money market accounts, which declined from 1.94% and 1.00% to 1.60% and 0.54%, respectively. The reduction in deposit rates represented $2.5 million, or 93.6% of the total interest-bearing liability rate variance of $2.7 million. Decreased interest expense on deposit accounts was partially offset by $209,984 in increased interest expense due to higher average balances of deposits. Average interest-bearing deposits increased by $44.0 million from $683.4 million for the year ended December 31, 2011 to $727.4 million for the year ended December 31, 2012.

Interest expense also decreased $194,976 due to a reduction in interest rates paid on average outstanding debt. Total outstanding debt remained stable averaging approximately $75.8 million for 2012. The average rate paid on long-term, short-term and junior subordinated debentures decreased 25 basis points to 2.91% from 3.16% for the years ended December 31, 2012 and 2011, respectively.

The following table presents information on the average balances of the Company’s interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the past three fiscal years. There are no tax equivalency adjustments.

	2012			2011			2010
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)
Assets
Interest-earning assets
Loan portfolio(1)	$719,798	$37,146	5.16%	$671,242	$36,383	5.42%	$615,887	$34,995	5.68%
Investment securities, federal funds sold and interest-bearing deposits	176,277	3,147	1.79	164,969	3,576	2.17	165,753	4,542	2.74

Total interest-earning assets	896,075	40,293	4.50	836,211	39,959	4.78	781,640	39,537	5.06

Cash and cash equivalents	12,267			15,148			13,709
Other assets	54,719			54,324			45,107

Total Assets	$963,061			$905,683			$840,456

Liabilities and Stockholders’ Equity
Interest-bearing liabilities
Savings	$32,577	55	0.17	$31,446	109	0.35	$30,355	123	0.41
Interest-bearing demand and money market accounts	262,331	1,423	0.54	217,183	2,162	1.00	161,494	1,510	0.94
Certificates of deposit	432,487	6,918	1.60	434,811	8,447	1.94	421,525	9,305	2.21
Long-term debt	60,206	1,819	3.02	61,421	2,037	3.32	70,823	2,278	3.22
Short-term borrowings	3,639	51	1.40	2,563	49	1.91	2,973	42	1.41
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	338	2.82	12,000	317	2.64	12,000	322	2.68

Total interest-bearing liabilities	803,240	10,604	1.32	759,424	13,121	1.73	699,170	13,580	1.94

Noninterest-bearing demand deposits	74,161			66,105			65,041
Other liabilities	7,910			7,168			5,772
Stockholders’ equity	77,750			72,986			70,473

Total Liabilities and Stockholders’ Equity	$963,061			$905,683			$840,456

Net interest income		$29,689			$26,838			$25,957

Interest rate spread			3.18%			3.05%			3.12%

Net yield on interest-earning assets (net interest margin)(2)			3.31%			3.21%			3.32%

Ratio of average interest-earning assets to average interest-bearing liabilities			111.56%			110.11%			111.80%

(1)	Average balance includes non-accrual loans
(2)	Represents net interest income divided by average total interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Year ended December 31, 2012 Compared to Year Ended December 31, 2011			Year ended December 31, 2011 Compared to Year Ended December 31, 2010
	Due to			Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in Thousands)
Interest-Earning Assets
Loan portfolio(1)	$2,506	$(1,743)	$763	$3,000	$(1,612)	$1,388
Investment securities, federal funds sold and interest bearing deposits	202	(631)	(429)	(17)	(949)	(966)

Total Interest-Earning Assets	$2,708	$(2,374)	$334	$2,983	$(2,561)	$422

Interest-Bearing Liabilities
Savings	$2	$(56)	$(54)	$4	$(18)	$(14)
Interest-bearing demand and money market accounts	245	(984)	(739)	554	98	652
Certificates of deposit	(37)	(1,492)	(1,529)	258	(1,116)	(858)
Long-term debt	(37)	(181)	(218)	(312)	71	(241)
Short-term debt	15	(13)	2	(8)	15	7
Guaranteed preferred beneficial interest in junior subordinated debentures	—	21	21	—	(5)	(5)

Total Interest-Bearing Liabilities	$188	$(2,705)	$(2,517)	$496	$(955)	$(459)

Net Change in Net Interest Income	$2,520	$331	$2,851	$2,487	$(1,606)	$881

(1)	Average balance includes non-accrual loans.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2012 was $2.5 million, compared to $4.1 million for the year ended December 31, 2011. The decrease of $1.6 million reflected improved loan quality, the resolution of non-performing and classified loans and a decrease in net charge-offs and delinquent loans.

Noninterest Income.

	Years Ended December 31,		$ Change	% Change
	2012	2011	2012 vs. 2011	2012 vs. 2011
	(Dollars in Thousands)
Loan appraisal, credit, and miscellaneous charges	$968	$790	$178	22.5%
Gain on sale of asset	—	23	(23)	(100.0)
Net gains on sale of OREO	88	454	(366)	(80.6)
Net losses on sale of investment securities	(4)	—	(4)	NM
Income from bank owned life insurance	632	650	(18)	(2.8)
Service charges	2,097	1,989	108	5.4
Gain on sale of loans held for sale	629	287	342	119.2

Total Noninterest Income	$4,410	$4,193	$217	5.2

The increase in noninterest income was due to the growth of service charges, loan fees and gains on loans held for sale partially offset by a decrease in net gains on the sale of OREO and a decrease in other revenues. The reduction in gains on the sale of OREO was primarily the result of the sale of one commercial property in 2011 for $1.7 million, which resulted in a gain of $428,000. Service charges and fees are primarily generated by our ability to attract and retain transaction-based deposit accounts and by loan servicing fees. In 2012, service charges increased primarily due to increased cash management and brokerage services. These increases were partially offset by decreased fees due to new regulatory guidance that limits the amount of customer fees on certain customer transactions. Gains on loan sales increased as loans sales increased from $9.7 million for the year ended December 31, 2011 to $14.1 million for the year ended December 31, 2012. Gross gains on loan sales increased 152 basis points from 2.95% in 2011 to 4.47% in 2012. The higher margin in 2012 was reflective of the changing interest rate environment.

Noninterest Expense.

	Years Ended December 31,		$ Change	% Change
	2012	2011	2012 vs. 2011	2012 vs. 2011
	(Dollars in Thousands)
Salary and employee benefits	$13,486	$11,082	$2,404	21.7%
Occupancy expense	1,894	1,833	61	3.3
Advertising	542	492	50	10.2
Data processing expense	1,551	1,306	245	18.8
Professional fees	1,010	997	13	1.3
Depreciation of furniture, fixtures and equipment	680	436	244	56.0
Telephone communications	184	175	9	5.1
Office supplies	257	185	72	38.9
FDIC insurance	1,257	1,429	(172)	(12.0)
Valuation allowance on OREO	674	1,963	(1,289)	(65.7)
Other	2,269	2,351	(82)	(3.5)

Total Noninterest Expense	$23,804	$22,249	$1,555	7.0

Noninterest expense increased primarily due to growth in employee compensation, increased data processing and increased depreciation, partially offset by decreases in OREO valuation allowance expense and FDIC insurance premiums. The increases in salary and employee benefits and data processing costs reflect growth in our workforce and processing needs to fully staff branches, an increasing need for highly skilled employees due to the increasing complexity of our business and increased regulatory compliance requirements, including the initial impact of the Dodd-Frank Act, and continued increases in benefit costs. Data processing also increased from the comparable period in 2011 due to conversion-related costs for a change of the data processing system during the first six months of 2012. Depreciation increased due to additions during 2012 to premises and equipment, primarily for its new operations center in Waldorf, Maryland and its 11th branch in King George, Virginia.

The Company completed 2012 with an efficiency ratio of 69.81% compared to 71.70% for fiscal 2011. During the third and fourth quarters of 2012, the efficiency ratio decreased to 64.75% and 64.00%, respectively. The ratio improved as net interest income and noninterest income increased and operating expenses declined after the impact of one-time conversion expenses in connection with the change of the data processing system.

Income Tax Expense. For the year ended December 31, 2012, the Company recorded income tax expense of $2.8 million compared to $1.5 million in the prior year. The effective tax rates for the years ended December 31, 2012 and 2011 were 35.75% and 32.67%, respectively. The increase in the effective tax rate was the result of tax exempt income comprising a smaller percentage of total income in 2012 than in fiscal 2011.

Comparison of Financial Condition at June 30, 2013 and December 31, 2012

Assets.

	June 30, 2013	December 31, 2012	$ Change	% Change
	(Dollars in Thousands)
Cash and due from banks	$10,769	$10,697	$72	0.7%
Federal funds sold	3,470	190	3,280	1,726.3
Interest-bearing deposits with banks	1,337	409	928	226.9
Securities available for sale, at fair value	54,104	47,206	6,898	14.6
Securities held to maturity, at amortized cost	99,896	112,619	(12,723)	(11.3)
FHLB and FRB stock—at cost	6,667	5,476	1,191	21.7
Loans held for sale	320	—	320	NM
Loans receivable—net of ALLL of $8,034 and $8,247	745,252	747,641	(2,389)	(0.3)
Premises and equipment, net	19,290	19,782	(492)	(2.5)
Other real estate owned	6,932	6,891	41	0.6
Accrued interest receivable	2,903	2,904	(1)	—
Investment in bank owned life insurance	19,039	18,731	308	1.6
Other assets	10,123	9,093	1,030	11.3

Total Assets	$980,102	$981,639	$(1,537)	(0.2)

Total assets at June 30, 2013 of $980.1 million decreased by $1.5 million compared to total assets of $981.6 million at December 31, 2012 and reflect a stable loan portfolio. The decrease in total assets was primarily attributable to a decrease in the loan portfolio and securities portfolios, partially offset by an increase in cash and cash equivalents. The differences in allocations between the different cash and investment categories reflect operational needs.

Loans.

Details of the Bank’s loan portfolio are presented below:

	June 30, 2013%		December 31, 2012%
	(Dollars in Thousands)
Commercial real estate	$434,617	57.63%	$419,667	55.47%
Residential first mortgages	165,434	21.93	177,663	23.48
Construction and land development	29,119	3.86	31,819	4.21
Home equity and second mortgage	21,769	2.89	21,982	2.91
Commercial loans	84,993	11.27	88,158	11.65
Consumer loans	937	0.12	995	0.13
Commercial equipment	17,347	2.30	16,268	2.15

	754,216	100.00%	756,552	100.00%

Less:
Deferred loan fees	930		664
Allowance for loan loss	8,034		8,247

	8,964		8,911

	$745,252		$747,641

Loans decreased $2.4 million from $747.6 million at December 31, 2012 to $745.3 million at June 30, 2013, due to net decreases in residential mortgages, construction and land development loans and commercial loans partially offset by increases in commercial real estate and commercial equipment loans.

Principal Loan Categories.

Commercial Real Estate. The permanent financing of commercial and other improved real estate projects, including office buildings, retail locations, churches, and other special purpose buildings is the largest component of our loan portfolio. The primary security on a commercial real estate loan is the real property and the leases or businesses that produce income for the real property. Commercial real estate loans amounted to $434.6 million, or 57.6% of the loan portfolio, at June 30, 2013 as compared to $419.7 million, or 55.5% of the portfolio at December 31, 2012. This portfolio has increased in both absolute size and as a percentage of the loan portfolio in each of the last four years and for the six months ended June 30, 2013. The increase in the size of our commercial real estate loan portfolio reflects our success in servicing the needs of our targeted small and medium sized businesses within our market area.

Residential First Mortgages. Residential first mortgage loans made by us are generally long-term loans, amortized on a monthly or bi-weekly basis, with principal and interest due each payment. The initial contractual loan payment period for residential loans typically ranges from ten to 30 years. The Bank’s experience indicates that real estate loans remain outstanding for significantly shorter time periods than their contractual terms. Borrowers may refinance or prepay loans at their option, without penalty. The Bank originates both fixed-rate and adjustable-rate residential first mortgages. As of June 30, 2013, residential first mortgages were $165.4 million, or 21.9% of the loan portfolio as compared to $177.7 million, or 23.5% of the loan portfolio, as of December 31, 2012. First and second quarter 2013 residential loan production was focused on loans originated for sale in the secondary market.

Commercial. We offer commercial loans to our business customers, which primarily consist of demand loans and lines of credit. Such loans can be made for terms of up to five years. However, most of these loans are originated for a term of two years or less. We offer both fixed-rate and adjustable-rate loans under these product lines. When making commercial business loans, the Bank considers the financial condition of the borrower, the borrower’s payment history of both corporate and personal debt, the projected cash flows of the business as well the borrower’s global cash flows, the viability of the industry in which the consumer operates, the value of the collateral, and the borrower’s ability to service the debt. As of June 30, 2013, commercial loans were $85.0 million, or 11.3% of total loans, as compared to $88.2 million, or 11.7% of total loans, as of December 31, 2012. The decline in commercial loans was primarily the result of normal fluctuations in cash needed by borrowers to fund customer operations. We have experienced significant competition in our market area for commercial loans in recent years as many competing financial institutions have aggressively pursued increased commercial lending.

Allowance for Loan Losses.

The allowance for loan losses decreased from 1.09% of loans at December 31, 2012 to 1.07% of loans at June 30, 2013 due to a decrease in loan balances, changes to certain general allowance factors that reflect changes in historical loss and delinquency rates and general economic conditions and a reduction in specific reserves on impaired loans. Management’s determination of the adequacy of the allowance is based on a periodic evaluation of the portfolio with consideration given to: the overall loss experience; current economic conditions; size, growth and composition of the loan portfolio; financial condition of the borrowers; current appraised values of underlying collateral; and other relevant factors that, in management’s judgment, warrant recognition in determining an adequate allowance. Management believes that the allowance is adequate.

The allowance for loan losses decreased $213,404 from $8.2 million at December 31, 2012 to $8.0 million at June 30, 2013. The decrease in the allowance reflects a decrease in specific reserves partially offset by an increase in the general allowance.

	June 30, 2013	% of Gross Loans	December 31, 2012	% of Gross Loans
	(Dollars in Thousands)
General Allowance	$6,800	0.90%	$6,699	0.89%
Specific Allowance	1,234	0.17	1,548	0.20%

Total Allowance	$8,034	1.07%	$8,247	1.09%

The aggregate amount of specific allowances has decreased principally due to a trend in the overall improvement in asset quality over the past two years in the commercial portfolio, which includes commercial real estate, commercial, commercial equipment and construction and land development loans. Classified loans in these portfolios decreased from $62.8 million at December 31, 2011 to $44.8 million at December 31, 2012 and $47.9 million at June 30, 2013 (see Note 11 to the Consolidated Financial Statements, which are included in this prospectus). The $3.1 million increase since December 31, 2012 in classified loans in the commercial portfolio is primarily related to a line of credit on one residential real estate development project, the construction of which has been stalled. The line of credit was paid current in July 2013.

Asset Quality.

	June 30, 2013	December 31, 2012	$ Change	% Change
	(Dollars in Thousands)
Total assets	$980,102	$981,639	$(1,537)	(0.2)%
Gross loans	754,216	756,552	(2,336)	(0.3)
Allowance for loan loss (ALLL)	8,034	8,247	(213)	(2.6)
Foreclosed real estate (OREO)	6,932	6,891	41	0.6
Past due loans (PDLs) 31-89 days	1,346	3,175	(1,829)	(57.6)
Non-performing loans >= 90 days delinquent (NPLs)	12,304	8,717	3,587	41.1
Non-performing assets (NPLs + OREO)	19,236	15,608	3,628	23.2
Performing non-accrual loans	4,332	4,424	(92)	(2.1)
Troubled debt restructures (TDRs)	4,582	4,515	67	1.5
NPLs and performing non-accrual loans	16,636	13,141	3,495	26.6
NPLs, performing non-accrual loans and TDRs	21,218	17,657	3,561	20.2
Non-performing assets, performing non-accrual loans and TDRs	28,150	24,547	3,602	14.7
ALLL to total loans	1.07%	1.09%
PDLs to total loans	0.18%	0.42%
NPLs to total loans (>=90 days)	1.63%	1.15%
NPLs and performing non-accrual loans to total loans	2.21%	1.74%
NPLs, performing non-accrual loans and TDRs to total loans	2.81%	2.33%
Loan delinquency (PDLs + NPLs) to total loans	1.81%	1.57%
ALLL to NPLs	65.30%	94.61%
Non-performing assets to total assets	1.96%	1.59%
Non-performing assets to gross loans + OREO	2.53%	2.04%
Non-performing assets, performing non-accrual loans + TDRs to total assets	2.87%	2.50%

Non-performing loans (90 days or greater delinquent) were $12.3 million or 1.63% of total loans at June 30, 2013 compared to $8.7 million or 1.15% of total loans at December 31, 2012. We consider all non-performing loans 90 days or greater delinquent to be non-accrual loans and in accordance with the Company’s policy all interest accrued but not collected from loans that are placed on non-accrual is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. (See Note 1 to the Consolidated Financial Statements, which are included in this prospectus.)

We had 30 non-performing loans at June 30, 2013 compared to 34 non-performing loans at December 31, 2012. The net increase of $3.6 million was due to increases of 90 days or greater delinquency in commercial real estate of $1.6 million and commercial loans of $2.2 million, partially offset by reductions in non-performing residential first mortgages of $189,870, home equity and second mortgages of $71,296 and commercial equipment loans of $64,590. Non-performing loans at June 30, 2013 included $6.0 million, or 49%, attributed to three customer relationships, of which $3.3 million related to a line of credit (which was paid current during July 2013) on a residential real estate development project, the construction of which has been stalled. Non-performing loans increased from 1.28% to 1.63% of total loans from the first quarter of 2013 to the second quarter of 2013 due primarily to the $3.3 million line of credit.

We categorized as non-accrual loans six performing loans totaling $4.3 million and $4.4 million at June 30, 2013 and December 31, 2012, respectively. These six loans represent one well-secured commercial relationship with no specific allowances in the allowance for loan losses due to the Bank’s superior credit position with underlying collateral, which consists primarily of commercial real estate and, to a lesser extent, one-to four-family residential real estate. As of June 30, 2013, we had received all interest and principal payments on this relationship. It is management’s belief that there is no current risk of loss to the Company for this relationship. These loans were classified as non-accrual loans due to the customer’s operating results. In accordance with the Company’s policy, interest income is recognized on a cash-basis for these loans.

Non-accrual loans (including performing non-accrual loans) on which the accrual of interest has been discontinued, which did not have a specific allowance for impairment, amounted to $14.5 million and $11.4 million at June 30, 2013 and December 31, 2012, respectively. Interest due but not recognized on these balances at June 30, 2013 and December 31, 2012 was $518,722 and $443,856, respectively. Non-accrual loans with a specific allowance for impairment on which the recognition of interest has been discontinued amounted to $2.1 million and $1.8 million at June 30, 2013 and December 31, 2012, respectively. Interest due but not recognized on these balances at June 30, 2013 and December 31, 2012 was $207,561 and $182,106, respectively. Specific allowances on these balances at June 30, 2013 and December 31, 2012 were $642,960 and $732,189, respectively, and are based on management’s evaluation of the underlying collateral and utilization of credit evaluation criteria.

The overall delinquency rate (loans past due 31-89 days and 90 days or greater) improved 45 basis points from 2.26% at March 31, 2013 to 1.81% at June 30, 2013 and was 24 basis points higher than the December 31, 2012 delinquency rate of 1.57%.

We consider all TDRs to be impaired and define TDRs as loans whose terms have been modified to provide for a reduction or a delay in the payment of either interest or principal because of deterioration in the financial condition of the borrower. A loan extended or renewed at a stated interest rate equal to the current interest rate for new debt with similar risk is not considered a TDR. Once an obligation has been classified as a TDR it continues to be considered a TDR until paid in full or until the loan both returns to performing status and yields a market interest rate equal to the current interest rate for new debt with similar risk. TDRs are evaluated for impairment on a loan by loan basis in accordance with our impairment methodology. At June 30, 2013, we had 11 TDRs totaling $4.6 million compared to 10 TDRs totaling $4.5 million as of December 31, 2012. All TDRs were performing according to the terms of their restructured agreements with no specific reserves in the allowance for loan losses at June 30, 2013 and at December 31, 2012, respectively.

The OREO balance was $6.9 million at June 30, 2013 an increase of $40,824 compared to $6.9 million at December 31, 2012. This increase consisted of additions of $370,800 offset by valuation allowances of $329,976 to adjust properties to current appraised values. OREO carrying amounts reflect management’s estimate of the realizable value of these properties incorporating current appraised values, local real estate market conditions and related costs.

Loans classified as substandard, doubtful or loss, OREO assets and classified securities, have decreased $18.5 million from $79.6 million at December 31, 2011 to $61.2 million at June 30, 2013. See “Business—Asset Classification.”

At June 30, 2013, 98%, or $145.4 million, of the asset-backed securities portfolio was rated AAA by Standard & Poor’s or an equivalent credit rating from another major rating agency compared to 97%, or $150.3 million, at December 31, 2012. Debt securities are evaluated quarterly to determine whether a decline in their value is other-than-temporary (“OTTI”). No OTTI charges were recorded for the six months ended June 30, 2013 and the year ended December 31, 2012. Classified securities decreased $318,026 to $2.7 million at June 30, 2013 from $3.0 million at December 31, 2012. The Company considers noninvestment grade securities rated BB+ or lower as classified assets for regulatory and financial reporting.

Liabilities.

	June 30, 2013	December 31, 2012	$ Change	% Change
	(Dollars in Thousands)
Deposits
Non-interest-bearing deposits	$89,566	$102,320	$(12,754)	(12.5)%
Interest-bearing deposits	695,115	717,911	(22,796)	(3.2)

Total deposits	784,681	820,231	(35,550)	(4.3)
Short-term borrowings	24,000	1,000	23,000	2,300.0
Long-term debt	70,502	60,527	9,975	16.5
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	12,000	—	—
Accrued expenses and other liabilities	7,847	8,834	(987)	(11.2)

Total Liabilities	$899,030	$902,592	$(3,562)	(0.4)

Total liabilities decreased $3.6 million, or 0.4%, primarily due to a $35.5 million decrease in deposits offset by a $33.0 million increase in borrowings.

Deposits.

Details of the Bank’s deposit portfolio are presented below:

	June 30, 2013%		December 31, 2012%
	(Dollars in Thousands)
Noninterest-bearing demand	$89,566	11.41%	$102,320	12.47%
Interest-bearing:
Demand	65,618	8.36	67,352	8.21
Money market deposits	197,029	25.11	209,813	25.58
Savings	37,556	4.79	35,292	4.30
Certificates of deposit	394,912	50.33	405,454	49.43

Total interest-bearing	695,115	88.59	717,911	87.53

Total deposits	$784,681	100.00%	$820,231	100.00%

Deposits decreased $35.5 million, or 4.3%, to $784.7 million at June 30, 2013 compared to $820.2 million at December 31, 2012. The decrease in deposits was driven primarily by seasonal customer deposit activity consistent with normal fluctuations of customer accounts.

During the last two years, our focus has been on increasing transaction deposits, especially noninterest bearing deposits, to lower its overall cost of funds. As of June 30, 2013, transaction accounts amounted to 49.7% of total deposits compared to 46.4% at June 30, 2012 and 50.6% at December 31, 2012. Average noninterest bearing deposits increased $15.7 million for the first six months of 2013 to $83.1 million from $67.4 million for the first six months of 2012. During the same timeframe, average time deposits decreased $43.1 million from $443.4 million to $400.3 million.

The most recent FDIC Annual Summary of Deposit Survey for deposits held on June 30, 2012 indicated that, at such date, the Bank held the largest deposit market share with a market share of 20.0% in the tri-county area which includes Charles, St. Mary’s and Calvert Counties. Increasing core deposit relationships contributed significantly to the Bank’s reduction of funding costs.

Borrowings.

The Bank uses advances from the FHLB of Atlanta to supplement the supply of funds it may lend and to meet deposit withdrawal requirements. Advances from the FHLB are secured by the Bank’s stock in the FHLB, a portion of the Bank’s loan portfolio and certain investments. Generally, the Bank’s ability to borrow from the FHLB of Atlanta is limited by its available collateral and also by an overall limitation of 30% of assets. Further, short-term credit facilities are available at the Federal Reserve Bank of Richmond and other commercial banks. Long-term debt consists of adjustable-rate advances with rates based upon LIBOR, fixed-rate advances, and convertible advances. Long-term debt increased $10.0 million from $60.5 million at December 31, 2012 to $70.5 million at June 30, 2013. During the first quarter of 2013, the Company added $10.0 million in Federal Home Loan Bank advances with a four-year maturity and an interest rate of 0.87%.

The table below sets forth information about borrowings for the years indicated.

	At or for the Six Months Ended June 30, 2013	At or for the Year Ended December 31,
		2012	2011	2010
	(Dollars in Thousands)
Long-term debt
Long-term debt outstanding at end of period	$70,502	$60,527	$60,577	$70,624
Weighted average rate on outstanding long-term debt at end of period	2.52%	2.80%	3.33%	3.24%
Maximum outstanding long-term debt of any month end	$70,519	$60,573	$60,620	$70,666
Average outstanding long-term debt, during period	67,424	60,206	61,421	70,823
Approximate average rate paid on long-term debt during period	2.61%	3.02%	3.32%	3.22%
Short-term borrowings
Short-term borrowings outstanding at end of period at end of period	$24,000	$1,000	$—	$816
Weighted average rate on short-term borrowings at end of period	0.36%	0.36%	—%	—%
Maximum outstanding short-term borrowings at any month end during period	$24,000	$14,000	$15,703	$11,322
Average outstanding short-term borrowings	5,459	3,639	2,168	2,973
Approximate average rate paid on short-term borrowings(1)	1.39%	1.40%	1.91%	1.41%

(1)	Short-term borrowing balances and interest expense include escrow deposits.

For more information regarding the Bank’s borrowings, see Note 10 of Notes to Consolidated Financial Statements, which are included in this prospectus.

Stockholders’ Equity.

	June 30, 2013	December 31, 2012	$ Change	% Change
	(Dollars in Thousands)
Preferred Stock at par of $1,000	$20,000	$20,000	$—	—%
Common Stock at par of $0.01	30	31	(1)	(3.2)
Additional paid in capital	18,223	17,874	349	2.0
Retained earnings	44,284	41,986	2,298	5.5
Accumulated other comprehensive (loss) gain	(680)	139	(819)	(589.2)
Unearned ESOP shares	(785)	(983)	198	(20.1)

Total Stockholders’ Equity	$81,072	$79,047	$2,025	2.6

During the six months ended June 30, 2013, stockholders’ equity increased $2.0 million to $81.1 million. The increase in stockholders’ equity was due to net income of $3.3 million and activities related to equity plans of $249,385 partially offset by common dividends paid of $609,238, preferred stock dividends of $100,000 and adjustments to other comprehensive income of $818,778. Other comprehensive losses increased during the six months ended June 30, 2013 primarily due to market valuation adjustments of the Company’s available for sale asset-backed securities portfolio as a result of increases in long-term interest rates. The Company believes that available for sale securities with unrealized losses will either recover in market value or be paid off as agreed. The Company intends to, and has the ability, to hold these securities to maturity. The increase in common stockholders’ equity to $61.1 million at June 30, 2013 resulted in a book value of $20.05 per common share. The Company remained well-capitalized at June 30, 2013 with a Tier 1 capital to average asset ratio of 9.77% and a total risk-based capital ratio of 13.07%.

The Company had paid annual cash dividends on common stock since 1994. During the first quarter of 2013, the Board of Directors announced a change to a quarterly dividend in place of its previous annual dividend and that the expected total dividend to be paid in 2013 will be $0.40 per share.

Comparison of Financial Condition at December 31, 2012 and 2011

Assets.

	December 31,		$ Change	% Change
	2012	2011	2012 vs. 2011	2012 vs. 2011
	(Dollars in Thousands)
Cash and due from banks	$10,697	$13,074	$(2,377)	(18.2)%
Federal funds sold	190	5,040	(4,850)	(96.2)
Interest-bearing deposits with banks	409	1,004	(595)	(59.3)
Securities available for sale (AFS), at fair value	47,206	41,828	5,378	12.9
Securities held to maturity (HTM), at amortized cost	112,619	153,517	(40,898)	(26.6)
Federal Home Loan Bank and Federal Reserve Bank stock	5,476	5,587	(111)	(2.0)
Loans receivable—net of allowance for loan losses of $8,247 and $7,655	747,641	710,089	37,552	5.3
Premises and equipment, net	19,782	16,441	3,341	20.3
Other real estate owned	6,891	5,029	1,862	37.0
Accrued interest receivable	2,904	3,028	(124)	(4.1)
Investment in bank owned life insurance	18,731	18,098	633	3.5
Other assets	9,093	10,745	(1,652)	(15.4)

Total Assets	$981,639	$983,480	$(1,841)	(0.2)

Total assets changed little in 2012 as compared to 2011. The increases in loans receivable reflected our continuing efforts to build market share in Southern Maryland. Net loan growth of $37.6 million was due to net new loans of $49.3 million in commercial real estate and $13.1 million in residential mortgages partially offset by decreases of $13.8 million in commercial loans, $4.9 million in construction and land development loans, $3.5 million in commercial equipment loans and a net decrease in other loan categories of $2.2 million. Additionally, the allowance for loan losses increased by $591,916 and deferred loan fees decreased by $131,749 from the comparable period end.

The majority of commercial real estate loan growth was amortizing loans secured by owner occupied commercial real estate. The Bank has deemphasized construction and land development lending since 2009 with balances falling from $62.5 million at December 31, 2009 to $31.8 million at December 31, 2012.

The securities portfolio decreased a net of $35.5 million as principal repayments funded loan growth during 2012. The differences in allocations between the different cash and investment categories reflect operational needs.

Premises and equipment expense increased primarily due to the construction of an operations center in Waldorf, Maryland and a branch in King George, Virginia. Both projects were completed during the second quarter of 2012.

Asset Quality, Allowance for Loan Losses and Provision for Loan Losses.

The allowance for loan losses and the provision for loan losses are determined based upon an analysis of individual loans and the application of certain loss factors to different loan categories. Individual loans are analyzed for impairment as the facts and circumstances warrant. In addition, a general component of the loan loss allowance is added based on a review of the portfolio’s size and composition. See “—Critical Accounting Policies—Allowance for Loan Losses” and Note 1 to the Consolidated Financial Statements, which are included in this prospectus. At December 31, 2012, the ratio of the allowance for loan losses to non-performing loans was 95% compared to 80% at December 31, 2011.

The Company’s allowance for loan losses increased from $7.7 million or 1.07% of total loans at December 31, 2011 to $8.2 million or 1.09% of total loans at December 31, 2012 principally due to loan growth, particularly in commercial real estate. At December 31, 2012, the allowance for specific loans was $1.5 million or 18.77% of the total allowance compared to $2.0 million or 26.09% of the allowance at December 31, 2011. The reduction in the specific allowance was principally due to the overall improvement in asset quality in the Bank’s commercial portfolios, which include commercial real estate, commercial loans commercial equipment and construction and land development. Classified loans in these portfolios decreased $18.0 million from $62.8 million at December 31, 2011 compared to $44.8 million at December 31, 2012. (See Note 5 of the Consolidated Financial Statements, which are included in this prospectus).

Net charge-offs decreased $2.2 million from $4.1 million (0.61% of average loans) for 2011 to $1.9 million for 2012 (0.27% of average loans). The Company’s delinquency rate improved from 2.09% at December 31, 2011 to 1.57% at December 31, 2012, as problem loans were charged-off, transferred to OREO or resolved. Non-performing loans (90 days or greater delinquent) were $8.7 million or 1.15% of total loans at December 31, 2012 compared to $9.5 million or 1.32% of total loans at December 31, 2011. We had 34 non-performing loans at December 31, 2012 compared to 35 non-performing loans at December 31, 2011. The net decrease of $793,600 was due to reductions of 90 days or greater delinquency in commercial real estate of $1.3 million, construction and land development of $1.4 million and other loan categories of $240,162, partially offset by increases in non-performing commercial loans of $1.5 million and residential first mortgages of $730,633. Non-performing commercial loans totaled $3.7 million at December 31, 2012 of which $3.5 million, or 93.60%, were attributed to two well-secured customer relationships.

We categorized six performing loans totaling $4.4 million as non-accrual loans at December 31, 2012. These six loans represent one well-secured commercial relationship with no specific reserves in the allowance due to our superior credit position with underlying collateral, which consists primarily of commercial real estate and, to a lesser extent, one-to-four-family residential real estate. It is management’s belief that there is no current risk of loss to the Company for this relationship. These loans were classified as non-accrual loans due to the customers operating results. In accordance with the Company’s policy, interest income is recognized on a cash-basis for these loans. There were no performing non-accrual loans at December 31, 2011.

At December 31, 2012, we had 10 TDRs totaling $4.5 million compared to 15 TDRs totaling $11.9 million as of December 31, 2011. At the most recent year-end,100% of TDRs were performing according to the terms of their restructured agreements compared to 93.3% at December 31, 2011. Non-performing TDRs were included in non-accrual loans as of December 31, 2011. There were no specific reserves in the allowance for loan losses relative to TDR impaired loans at December 31, 2012 compared to $300,000 at December 31, 2011. Interest income in the amount of $220,326 and $524,397 was recognized on these loans for the years ended December 31, 2012 and 2011, respectively.

The OREO balance was $6.9 million at December 31, 2012, an increase of $1.9 million compared to December 31, 2011, consisting of additions of $4.0 million offset by valuation allowances of $674,205 to adjust properties to current appraised values and disposals of $1.5 million. At December 31, 2012, OREO consisted of 15 properties with commercial and residential lots totaling $6.1 million and commercial and residential real estate totaling $742,500. OREO carrying amounts reflect management’s estimate of the realizable value of these properties incorporating current appraised values, local real estate market conditions and related costs.

At December 31, 2012, 97% or $150.3 million of the asset-backed securities portfolio was rated AAA by Standard & Poor’s or an equivalent credit rating from another major rating agency compared to 96% or $182.0 million at December 31, 2011. Debt securities are evaluated quarterly to determine whether a decline in their value is other-than-temporary. No other-than-temporary impairment charge was recorded for the years ended December 31, 2012 and 2011, respectively. Classified securities decreased $3.0 million from $6.1 million at December 31, 2011 to $3.0 million at December 31, 2012 due to sales of classified securities and principal reductions.

For the year ended December 31, 2012, the Company recognized net losses on the sale of securities of $3,736. The Company sold one AFS security with a carrying value of $1.5 million and three held to maturity securities with carrying values of $3.8 million, recognizing a gain of $153,417 and losses of $157,153, respectively. The sale of held to maturity securities was permitted under ASC 320 “Investments—Debt and Equity Securities.” ASC 320-10-25-6 permits the sale of held to maturity securities for certain changes in circumstances. The Company sold the held to maturity positions due to a significant deterioration in the issuer’s creditworthiness and the increase in regulatory risk weights mandated for risk-based capital purposes. There were no sales of available for sale or held to maturity securities for the year ended December 31, 2011.

Liabilities.

	December 31,		$ Change	% Change
	2012	2011	2012 vs. 2011	2012 vs. 2011
	(Dollars in Thousands)
Deposits
Noninterest-bearing	$102,320	$81,098	$21,222	26.2%
Interest-bearing	717,911	746,155	(28,244)	(3.8)

Total deposits	820,231	827,253	(7,022)	(0.8)
Short-term borrowings	1,000	—	1,000	NM
Long-term debt	60,527	60,577	(50)	(0.1)
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	12,000	—	—
Accrued expenses and other liabilities	8,834	8,196	638	7.8

Total Liabilities	$902,592	$908,026	$(5,434)	(0.6)

We increased our non-interest bearing deposits through marketing efforts focused on small and medium-sized businesses in the Southern Maryland area. Average noninterest-bearing deposits increased $8.1 million from $66.1 million in 2011 to $74.2 million in 2012.

Transaction accounts increased $43.0 million, or 11.6%, from $371.7 million at December 31, 2011 to $414.8 million at December 31, 2012. Transaction accounts increased from 44.94% of deposits at December 31, 2011 to 50.57% of deposits at December 31, 2012. Total deposits decreased slightly during 2012 as we focused on reducing our cost of funds. The Company’s average deposit costs decreased 38 basis points from 1.43% for 2011 to 1.05% for 2012. The increase in average deposits as a percentage of funding was a critical factor in decreasing funding costs due to their lower rates compared with other sources of funding. Average deposits as a percentage of average interest-bearing funding liabilities have increased from 84.28% in 2009 to 90.80% in 2011 and 91.36% in 2012.

Total outstanding debt remained stable at $73.5 million at December 31, 2012. During the year ended December 31, 2012, we extended the maturities of two $5.0 million fixed-rate convertible advances totaling $10.0 million to mature in 2017 and a $10.0 million fixed-rate advance to mature in 2022. The next scheduled maturity of long-term debt is $5.0 million in November 2013.

Stockholders’ Equity.

	December 31,		$ Change	% Change
	2012	2011	2012 vs. 2011	2012 vs. 2011
	(Dollars in Thousands)
Preferred Stock, Senior Non-Cumulative Perpetual, Series C—par value $1,000; authorized 20,000; issued 20,000	$20,000	$20,000	$—	—%
Common stock—par value $.01; authorized—15,000,000 shares; issued 3,052,416 and 3,026,557 shares, respectively	31	30	1	3.3
Additional paid in capital	17,874	17,367	507	2.9
Retained earnings	41,986	38,712	3,274	8.5
Accumulated other comprehensive gain	139	290	(151)	(52.1)
Unearned ESOP shares	(983)	(945)	(38)	4.0

Total Stockholders’ Equity	$79,047	$75,454	$3,593	4.8

During the year ended December 31, 2012, stockholders’ equity increased $3.6 million to $79.0 million. The increase in stockholders’ equity was due to net income of $5.0 million and activities related to equity plans of $175,235, partially offset by payments of common stock dividends of $1.2 million, preferred stock dividends of $205,001 and adjustments to other comprehensive income of $150,415. Common stockholders’ equity increased to $59.0 million at December 31, 2012 from $55.5 million at December 31, 2011. Book value increased $1.02 per common share to $19.34 at December 31, 2012 from $18.32 at December 31, 2011. The Company remains well-capitalized at December 31, 2012 with a Tier 1 capital to average asset ratio of 9.39%.

Liquidity and Capital Resources

The Company has no business other than holding the stock of the Bank and does not currently have any material funding requirements, except for the payment of dividends on preferred and common stock, and the payment of interest on subordinated debentures.

The Company’s principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank’s principal sources of funds for investment and operations are net income, deposits, sales of loans, borrowings, principal and interest payments on loans, principal and interest received on investment securities and proceeds from the maturity and sale of investment securities. Its principal funding commitments are for the origination or purchase of loans, the purchase of securities and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank’s lending and investment activities. The Bank also uses borrowings from the Federal Home Loan Bank of Atlanta (the “FHLB”) to supplement deposits. The amount of FHLB advances available to the Bank is limited to the lower of 30% of Bank assets or the amount supportable by eligible collateral including FHLB stock, loans and securities. In addition, the Bank has established lines of credit with the Federal Reserve Bank and commercial banks. For a discussion of these agreements including collateral see Note 10 to the Consolidated Financial Statements.

The Bank’s most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent on the Bank’s operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

As of or for the Six Months Ended June 30, 2013.

Cash, federal funds sold, and interest-bearing deposits with banks as of June 30, 2013 totaled $15.6 million, an increase of $4.3 million, or 37.9%, from the December 31, 2012 total of $11.3 million. The increase in cash was primarily due to cash generated from net income, net proceeds received from maturing investment securities, an excess of principal collected on loans over the amount of loan originations and increases in short-term and long-term borrowings, partially offset by a net decrease in deposits.

During the first six months of 2013, all financing activities used $3.3 million in cash compared to $9.9 million in cash used for the same period in 2012. The Company used $6.6 million less cash for financing activities in the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to an increase in borrowings partially offset by a net decrease in deposits. The Company borrowed $33.0 million for the six months ended June 30, 2013 compared to $3.0 million for the six months ended June 30, 2012. Customer deposits for the six months ended June 30, 2013 decreased $35.5 million compared to a decrease in deposits of $11.5 million for the six months ended June 30, 2012. The Company moved to a quarterly dividend in 2013 and as a result used $612,333 less cash to pay dividends of $709,238 during the six months ended June 30, 2013 compared to $1.3 million for the six months ended June 30, 2012. Other financing activities provided $80,611 of increased cash.

Operating activities provided cash of $3.1 million for six months ended June 30, 2013 compared to $5.2 million of cash provided in the same period of 2012, a decrease in cash of $2.0 million from the comparable period in 2012. Cash decreased primarily due to decreases in other assets and the provision for loan losses and a decrease in accrued expenses partially offset by an increase in net income.

Investing activities provided cash of $4.4 million for the six months ended June 30, 2013 compared to $2.3 million of cash used for the same period of 2012. The increase in cash of $6.8 million was primarily due to the excess of principal payments collected over the amount of loan originations. For the six months ended June 30, 2012, loans originated exceeded principal collected by $26.6 million compared to the six months ended June 30, 2013, in which loans originated were less than principal collected by $1.5 million. Additionally, net cash provided increased $3.2 million for the six months ended June 30, 2013, as costs were expended in 2012 for premises and equipment related to acquisition and construction costs for the operations center in Waldorf, Maryland and the King George, Virginia branch. These increases to cash were offset by a decrease in net cash provided from investment transactions from $27.4 million of cash provided for the six months ended June 30, 2012 to $3.1 million of cash provided for the six months ended June 30, 2013. Additionally cash decreased $288,302 due to a reduction in net proceeds from sales of OREO and asset disposals.

At June 30, 2013, the Company had outstanding loan commitments and standby letters of credit $21.8 million and $24.5 million, respectively. Certificates of deposit due within one year of June 30, 2013 totaled $242.0 million, representing 61.3% of certificates of deposit at June 30, 2013. If these maturing deposits do not remain, the Bank will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2014. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At June 30, 2013, the Company was in compliance with these requirements with a Tier 1 capital to average assets ratio of 9.77%, a Tier 1 capital to risk weighted assets ratio of 12.03% and a total capital to risk weighted assets ratio of 13.07%. At June 30, 2013, the Bank met the criteria for designation as a well-capitalized depository institution under Federal Reserve regulations.

As of or for the Year Ended December 31, 2012.

Cash and cash equivalents as of December 31, 2012 totaled $11.3 million, a decrease of $7.8 million, or 40.9%, from the December 31, 2011 total of $19.1 million. Changes to the level of cash and cash equivalents have minimal impact on operational needs as the Bank has substantial sources of funds available from other sources.

The principal use of cash has been in investing activities including its investments in loans, investment securities and other assets. In 2012, the level of net cash used in investing decreased to $12.1 million from $93.9 million in 2011. The decrease in net investing activity of $81.7 million in 2012 was primarily due to a reduction in the amount of reinvested principal from maturing investments and a decrease in the amount of loans originated compared to the prior year. Net security transactions decreased from $33.1 million of cash used in 2011 to fund net investment purchases to $34.9 million of cash provided to fund loans and provide cash for other operating needs. Loans originated or acquired decreased $23.5 million from $269.8 million in 2011 to $246.3 million in 2012. Additionally cash used decreased $698,389 for expenditures related to premises and equipment from 2011 as we completed construction of the new operations center and branch in King George, Virginia. Net cash provided decreased $902,485 due to less principal collected on loans from $204.3 million in 2011 to $203.4 million in 2012. Cash proceeds provided from the sale of OREO and other assets decreased $9.6 million from $10.0 million in 2011 to $344,512 in 2012.

During the year ended December 31, 2012, all financing activities used $7.8 million in cash compared to $92.9 million in cash provided for the same period in 2011. The decrease of cash flows from financing activities of $100.6 million was primarily due to a net decrease in deposit cash flows from the comparable period of $109.7 million as customer deposits for the year ended December 31, 2012 decreased $7.0 million compared to an increase in deposits of $102.7 million for the year ended December 31, 2011. In addition, cash provided decreased for 2012 by $3.7 million as a result of net proceeds received from the SBLF preferred stock transaction in September of 2011. This was partially offset by increases in cash provided of $11.8 million for long-term debt and short-term borrowing activity as there was no retirement of long-term debt in 2012 compared to approximately $10.0 million in long-term debt curtailment in 2011. Other financing activities net use of cash for dividends and other equity transactions decreased $992,119 to $1.6 million in 2012 from $2.6 million in 2011.

Operating activities provided cash of $12.0 million for the year ended December 31, 2012 compared to $10.3 million of cash provided for the same period of 2011. Cash increased by $1.7 million primarily due to an increase in net income and a decrease in other assets partially offset by a decrease in the provision for loan losses and a decrease in OREO valuation allowance expense.

At December 31, 2012, the Bank had outstanding loan commitments of $15.5 million and standby letters of credit of $22.7 million.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2012, the Company was in compliance with these requirements with a Tier 1 capital to average assets ratio of 9.39%, a Tier 1 capital to risk weighted assets ratio of 11.76% and a total capital to risk weighted assets ratio of 12.84%. At December 31, 2012, the Bank met the criteria for designation as a well-capitalized depository institution under Federal Reserve regulations. (See Note 15 of the Consolidated Financial Statements, which are included in this prospectus).

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States (“GAAP”) are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, letters of credit and lines of credit. For a discussion of these agreements, including collateral and other arrangements see Note 12 to the Consolidated Financial Statements, which are included this prospectus.

For the six months ended June 30, 2013 and for the years ended December 31, 2012 and 2011, the Company did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Contractual Obligations

In the normal course of its business, the Bank commits to make future payments to others to satisfy contractual obligations. These obligations include commitments to repay short and long-term borrowings and commitments incurred under operating lease agreements.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. The Company considers its determination of the allowance for loan losses, the determination of other-than-temporarily impaired securities, the valuation of foreclosed real estate and the valuation of deferred tax assets to be critical accounting policies.

The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America and the general practices of the United States banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When these sources are not available, management makes estimates based upon what it considers to be the best available information.

Allowance for Loan Losses.

The allowance for loan losses is an estimate of the losses that exist in the loan portfolio. The allowance is based on two principles of accounting: (1) Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450 “Contingencies,” which requires that losses be accrued when they are probable of occurring and are estimable and (2) FASB ASC 310 “Receivables,” which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows and values observable in the secondary markets.

The allowance for loan loss balance is an estimate based upon management’s evaluation of the loan portfolio. The allowance is comprised of a specific and a general component. The specific component consists of management’s evaluation of certain classified and non-accrual loans and their underlying collateral. Management assesses the ability of the borrower to repay the loan based upon all information available. Loans are examined to determine a specific allowance based upon the borrower’s payment history, economic conditions specific to the loan or borrower and other factors that would impact the borrower’s ability to repay the loan on its contractual basis. Depending on the assessment of the borrower’s ability to pay and the type, condition and value of collateral, management will establish an allowance amount specific to the loan.

Management utilizes a risk scale to assign grades to commercial real estate, construction and land development, commercial loans and commercial equipment loans. Commercial loan relationships with an aggregate exposure of $750,000 or greater are risk rated. Residential first mortgages, home equity and second mortgages and consumer loans are evaluated for creditworthiness in underwriting and are monitored on an ongoing basis based on borrower payment history. Consumer loans and residential real estate loans are classified as unrated unless they are part of a larger commercial relationship that requires grading or are TDRs or non-performing loans with an Other Assets Especially Mentioned or higher risk rating due to a delinquent payment history.

The Company’s commercial loan portfolio is periodically reviewed by regulators and independent consultants engaged by management. These reviews validate the Company’s asset classifications and may result in adjustments to provisions based on the field examination team’s assessment of information available at the time of the examination.

In establishing the general component of the allowance, management analyzes non-impaired loans in the portfolio including changes in the amount and type of loans. Management also examines the historical loss experience (charge-offs and recoveries) within each loan category. The state of the local and national economy is also considered. Based upon these factors, the loan portfolio is categorized and a loss factor is applied to each category. Based upon these factors, we will adjust the loan loss allowance by increasing or decreasing the provision for loan losses.

Management has significant discretion in making the judgments inherent in the determination of the allowance for loan losses, including in connection with the valuation of collateral, a borrower’s prospects of repayment and in establishing loss factors on the general component of the allowance. Changes in loss factors will have a direct impact on the amount of the provision and a corresponding effect on net income. Errors in management’s perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. At June 30, 2013, the allowance for loan losses was $8.0 million or 1.07% of total loans and 28.5% of total non-performing loans, performing non-accrual loans and TDRs. An increase or decrease in the allowance could result in a charge or credit to income before income taxes that materially impacts earnings. For additional information regarding the allowance for loan losses, refer to Notes 1 and 5 to the Consolidated Financial Statements and the discussion under the caption “Provision for Loan Losses” below.

Other-Than-Temporary-Impairment.

Debt securities are evaluated quarterly to determine whether a decline in their value is other-than-temporary. The term “other-than-temporary” is not necessarily intended to indicate a permanent decline in value. It means that the prospects for near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Under the revised guidance, for recognition and presentation of other-than-temporary impairments the amount of other-than-temporary impairment that is recognized through earnings for debt securities is determined by comparing the present value of the expected cash flows to the amortized cost of the security. The discount rate used to determine the credit loss is the expected book yield on the security.

Other Real Estate Owned.

The Company maintains a valuation allowance on its OREO. As with the allowance for loan losses, the valuation allowance on OREO is based on FASB ASC 450 “Contingencies,” as well as the accounting guidance on impairment of long-lived assets. These statements require that the Company establish a valuation allowance when it has determined that the carrying amount of a foreclosed asset exceeds its fair value. Fair value of a foreclosed asset is measured by the cash flows expected to be realized from its subsequent disposition. These cash flows are reduced for the costs of selling or otherwise disposing of the asset.

In estimating the cash flows from the sale of OREO, management must make significant assumptions regarding the timing and amount of cash flows. For example, in cases where the real estate acquired is undeveloped land, management must gather the best available evidence regarding the market value of the property, including appraisals, cost estimates of development and broker opinions. Due to the highly subjective nature of this evidence, as well as the limited market, long time periods involved and substantial risks, cash flow estimates are highly subjective and subject to change. Errors regarding any aspect of the costs or proceeds of developing, selling or otherwise disposing of foreclosed real estate could result in the allowance being inadequate to reduce carrying costs to fair value and may require an additional provision for valuation allowances.

Deferred Tax Assets.

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FASB ASC 740 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company periodically evaluates the ability of the Company to realize the value of its deferred tax assets. If the Company were to determine that it was not more likely than not that the Company would realize the full amount of the deferred tax assets, it would establish a valuation allowance to reduce the carrying value of the deferred tax asset to the amount it believes would be realized. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets.

Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in net interest margin, a loss of market share, decreased demand for financial services and national and regional economic conditions.

The Company’s provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. The Company operates within federal and state taxing jurisdictions and is subject to audit in these jurisdictions. For additional information regarding the deferred tax assets, refer to Note 11 to the Consolidated Financial Statements, which are included in this prospectus.

BUSINESS

Tri-County Financial is a bank holding company organized in 1989 under the laws of the State of Maryland. It owns all the outstanding shares of capital stock of Community Bank, a Maryland-chartered commercial bank. The Bank was organized in 1950 as Tri-County Building and Loan Association of Waldorf, a mutual savings and loan association, and in 1986 converted to a federal stock savings bank and adopted the name Tri-County Federal Savings Bank. In 1997, the Bank converted to a Maryland-chartered commercial bank and adopted its current name. The Company engages in no significant activity other than holding the stock of the Bank and operating the business of the Bank. Accordingly, the information set forth in this prospectus, including financial statements and related data, relates primarily to the Bank and its subsidiaries.

The Bank serves the Southern Maryland counties of Charles, Calvert and St. Mary’s through its ten Maryland branches located in Waldorf, Bryans Road, Dunkirk, Leonardtown, La Plata, Lusby, Charlotte Hall, Prince Frederick and Lexington Park, Maryland. Additionally, the Bank expanded its footprint during 2012, opening its 11th branch in King George County, Virginia. The Bank operates 15 automated teller machines including four stand-alone locations in the tri-county area. The Bank offers telephone and internet banking services. The Bank is engaged in the commercial and retail banking business as authorized by the banking statutes of the State of Maryland and applicable federal regulations, including the acceptance of deposits, and the origination of loans to individuals, associations, partnerships and corporations. The Bank’s real estate financing consists of commercial mortgage loans, residential first and second mortgage loans and home equity lines of credit. Commercial lending consists of both secured and unsecured loans. The Bank is a member of the Federal Reserve and Federal Home Loan Bank (the “FHLB”) system and its deposits are insured up to applicable limits by the Deposit Insurance Fund administered by the FDIC.

Effective October 18, 2013, Community Bank will change its name to become Community Bank of the Chesapeake. This new name reflects Community Bank’s recent expansion into the Northern Neck of Virginia. In addition, Tri-County Financial will change its name to The Community Financial Corporation, to better align the bank name with the parent company.

Market Area

The Bank considers its principal lending and deposit market area to consist of the tri-county area in Southern Maryland and King George County in Virginia. In addition, as a result of the Bank’s expansion into the greater Fredericksburg market in 2013, it is expected that Stafford County will become part of the Bank’s principal leading and deposit market area. One of the fastest growing regions in the country, this area is home to a mix of federal facilities, industrial and high-tech businesses. The 2010 U.S. Census estimates place King George County as the third fastest growing locality in Virginia with population growth of 40.36% since 2000. In addition, according to the U.S. Census Bureau, St. Mary’s County’s population has grown 22% over the past decade, the highest growth rate in Maryland between 2000 and 2010. According to St. Mary’s County Department of Economic & Community Development, St. Mary’s County was the third fastest growing county in Maryland from 2011 to 2012.

Helping to spur this growth is the influence of several major federal facilities located both within the Bank’s footprint and within adjoining counties. Major federal facilities include the Patuxent River Naval Air Station in St. Mary’s County, the Indian Head Division, Naval Surface Warfare Center in Charles County and the Naval Surface Warfare –Naval Support Facility in King George County. Collectively, these facilities employ over 33,000 people. According to the St. Mary’s County Comprehensive Plan, the Patuxent Naval Air Station alone employs approximately 22,000 people and provides an approximate annual economic impact of $2.3 billion. In addition, there are several major federal facilities located in adjoining markets including Andrews Air Force Base and Defense Intelligence Agency & Defense Intelligence Analysis Center in Prince Georges County, Maryland and the U.S. Marine Base Quantico, Drug Enforcement Administration Quantico facility and Federal Bureau of Investigation Quantico facility in Prince William County, Virginia.

The economic health of the region, while stabilized by the influence of the federal government, is not solely dependent on this sector. Calvert County is home to the Dominion Power Cove Point Liquid Natural Gas Terminal, which is one of the nation’s largest liquefied natural gas terminals and Dominion Power is currently constructing liquefaction facilities for exporting liquefied natural gas. According to Dominion Power, the construction of these liquefaction facilities is expected to create 4,000 jobs in the state of Maryland during the construction phase and would support another 14,600 jobs once the facility is operational with approximately $1 billion annually of additional federal, state and local government revenues being generated. In addition, King George County has finalized an agreement with Columbia Gas to bring a high-pressure, steel pipe natural gas line into the county to service the King George Industrial Park in 2014.

Even though Southern Maryland is generally considered to have more affordable housing than many other Washington and Baltimore area suburbs, during the recession, growth in the Bank’s market area was dampened as the demand for new housing in the tri-county area fell in conjunction with the overall housing market. According to the Maryland Department of Planning, new housing unit starts fell from 2006 through 2010. However, after 2010, real estate values stabilized and there were positive trends in housing during 2012. According to Real Estate Business Intelligence, LLC, St. Mary’s County, Charles County and Calvert County saw an increase in the average price of residential homes sold from 2011 to 2012 of 4.21%, 3.30% and 0.47%, respectively.

Based on information from the U.S. Bureau of Labor Statistics, unemployment rates at July 2013 remained well below the national average (not seasonally adjusted) of 7.7% at 6.6%, 6.7% and 6.5% for St. Mary’s County, Charles County and Calvert County, respectively, and 6.6% in King George County, Virginia. According to a University of Maryland study, projected job growth within the tri-county area from 2005 through 2030 is 31%, 28% and 45% in St. Mary’s, Charles and Calvert Counties, respectively. Similarly, according to the King George County Comprehensive Plan, employment in King George County is projected to increase by 33% from 2010 to and 2020.

The Bank is currently in the process of expanding in the greater Fredericksburg market and opened a loan production office in Fredericksburg, Virginia in August 2013. According to the Fredericksburg Regional Alliance, the Fredericksburg Region, including the City of Fredericksburg and the counties of Caroline, King George, Spotsylvania, and Stafford, Virginia, has been the fastest growing region in the Commonwealth of Virginia for the past eight years. Based on information from the Fredericksburg Regional Alliance, this region boasts an impressive array of over 10,000 small businesses and a highly skilled labor force of over one million within a 40-mile commute.

The Bank’s primary market area also boasts a strong median household income relative to the median household income of their respective states. According to the U.S. Census Bureau, the median household income from 2007 to 2011 was $82,529, $92,981, and $92,135 for St. Mary’s, Calvert and Charles Counties, Maryland, respectively, compared to $72,149 for the State of Maryland. Similarly, according to the U.S. Census Bureau, the median household income from 2007 to 2011 was $82,173 and $94,658 for King George and Stafford Counties, Virginia, respectively, compared to $63,302 for the Commonwealth of Virginia.

Competition

The Bank faces strong competition in the attraction of deposits and in the origination of loans. Its most direct competition for deposits and loans comes from other banks, savings and loan associations and tax-exempt federal and state credit unions located in its primary market area. There are currently 13 FDIC-insured depository institutions operating in the tri-county area including subsidiaries of several large, regional and national bank holding companies. According to statistics compiled by the FDIC, the Bank was ranked first in deposit market share in the tri-county area as of June 30, 2012, the latest date for which such data is available. The Bank faces additional significant competition for customers’ funds from mutual funds, brokerage firms, and other financial institutions. The Bank competes for loans by providing competitive rates, flexibility of terms and service, including customer access to senior decision makers. It competes for deposits by offering depositors a wide variety of account types, convenient office locations and competitive rates. Other services offered include tax deferred retirement programs, brokerage services through an affiliation with Community Wealth Advisors, cash management services and safe deposit boxes. The Bank has used targeted direct mail, print and online advertising and community outreach to increase its market share of deposits, loans and other services in its market area. It provides ongoing training for its staff in an attempt to ensure high-quality service.

Lending Activities

General. The Bank offers a wide variety of real estate, consumer and commercial loans. The Bank’s lending activities include residential and commercial real estate loans, construction loans, land acquisition and development loans, equipment financing, commercial and consumer loans. Most of the Bank’s customers are residents of, or businesses located in, the tri-county area. The Bank’s primary targets for commercial loans consist of small and medium-sized businesses with revenues of $5.0 million to $35.0 million located in Southern Maryland and the Northern Neck region of Virginia. The Bank attracts customers for its consumer lending products based upon its ability to offer service, flexibility and competitive pricing and by leveraging other banking relationships, such as soliciting deposit customers for loans.

Commercial Real Estate and Other Non-Residential Real Estate Loans. The permanent financing of commercial and other improved real estate projects, including office buildings, retail locations, churches, and other special purpose buildings is the largest component of the Bank’s loan portfolio. Commercial real estate loans amounted to $434.6 million, or 57.6% of the loan portfolio, at June 30, 2013. This portfolio has increased in both absolute size and as a percentage of the loan portfolio in each of the last four years. The primary security on a commercial real estate loan is the real property and the leases or businesses that produce income for the real property. The Bank generally limits its exposure to a single borrower to 15% of the Bank’s capital and participates with other lenders on larger projects. Loans secured by commercial real estate are generally limited to 80% of the lower of the appraised value or sales price and have an initial contractual loan amortization period ranging from three to 20 years. Interest rates and payments on these loans typically adjust after an initial fixed-rate period, which is generally between three and ten years. Interest rates and payments on adjustable-rate loans are adjusted to a rate based on the United States Treasury Bill Index. Virtually all of the Bank’s commercial real estate loans are secured by real estate located in the Bank’s primary market area. At June 30, 2013, the largest outstanding commercial real estate loan was $7.2 million, which is secured by a hotel and was performing according to its terms at June 30, 2013.

Loans secured by commercial real estate are larger and involve greater risks than one- to four-family residential mortgage loans. Because payments on loans secured by such properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. As a result of the greater emphasis that the Bank places on increasing its portfolio of commercial real estate loans, the Bank is increasingly exposed to the risks posed by this type of lending. To monitor cash flows on income properties, the Bank requires borrowers and loan guarantors, if any, to provide annual financial statements on multi-family or commercial real estate loans. In reaching a decision on whether to make a multi-family or commercial real estate loan, the Bank considers the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property, as well as the borrower’s global cash flows. Environmental surveys are generally required for commercial real estate loans over $250,000.

Residential First Mortgage Loans. Residential first mortgage loans made by the Bank are generally long-term loans, amortized on a monthly or bi-weekly basis, with principal and interest due each payment. The initial contractual loan payment period for residential loans typically ranges from ten to 30 years. The Bank’s experience indicates that residential real estate loans remain outstanding for significantly shorter time periods than their contractual terms. Borrowers may refinance or prepay loans at their option, without penalty. The Bank originates both fixed-rate and adjustable-rate residential first mortgages.

The Bank offers fixed-rate residential first mortgages on a variety of terms including loan periods from ten to 30 years and bi-weekly payment loans. Total fixed-rate loan products in our residential first mortgage portfolio amounted to $141.4 million as of June 30, 2013. Fixed-rate loans may be packaged and sold to investors or retained in the Bank’s loan portfolio. Depending on market conditions, the Bank may elect to retain the right to service the loans sold for a payment based upon a percentage (generally 0.25% of the outstanding loan balance). As of June 30, 2013, the Bank serviced $59.0 million in residential mortgage loans for others.

The Bank also offers mortgages that are adjustable on a one-, three- and five-year basis generally with limitations on upward adjustments of two percentage points per re-pricing period and six percentage points over the life of the loan. The Bank primarily markets adjustable-rate loans with rate adjustments based upon a United States Treasury Bill Index. As of June 30, 2013, the Bank had $24.0 million in adjustable-rate residential mortgage loans. The retention of adjustable-rate mortgage loans in the Bank’s loan portfolio helps reduce the negative effects of increases in interest rates on the Bank’s net interest income. Under certain conditions, however, the annual and lifetime limitations on interest rate adjustments may limit the increases in interest rates on these loans. There are also unquantifiable credit risks resulting from potential increased costs to the borrower as a result of re-pricing of adjustable-rate mortgage loans. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower. In addition, the initial interest rate on adjustable-rate loans is generally lower than that on a fixed-rate loan of similar credit quality and size. At June 30, 2013, the largest outstanding residential first mortgage loan was $2.4 million, which was secured by a residence located in the Bank’s market area. The loan was performing according to its terms at June 30, 2013.

The Bank makes residential first mortgage loans of up to 97% of the appraised value or sales price of the property, whichever is less, to qualified owner-occupants upon the security of single-family homes. Non-owner occupied one- to four-family loans are generally permitted to a maximum 80% loan-to-value of the appraised value depending on the overall strength of the application. The Bank currently requires that substantially all residential first mortgage loans with loan-to-value ratios in excess of 80% carry private mortgage insurance to lower the Bank’s exposure to approximately 80% of the value of the property. The Bank had fewer than 10 loans with private mortgage insurance at June 30, 2013. In certain cases, the borrower may elect to borrow amounts in excess of 80% loan-to-value in the form of a second mortgage. The second mortgage will generally have a higher interest rate and shorter repayment period than the first mortgage on the same property.

All improved real estate that serves as security for a loan made by the Bank must be insured, in the amount and by such companies as may be approved by the Bank, against fire, vandalism, malicious mischief and other hazards. Such insurance must be maintained through the entire term of the loan and in an amount not less than that amount necessary to pay the Bank’s indebtedness in full.

Construction and Land Development Loans. The Bank offers construction loans to individuals and building contractors for the construction of one- to four-family dwellings. Construction loans totaled $13.8 million at June 30, 2013. Loans to individuals primarily consist of construction/permanent loans, which have fixed rates, payable monthly for the construction period and are followed by a 30-year, fixed or adjustable-rate permanent loan. The Bank also provides construction financing to home builders. Generally, these loans are secured by the real estate under construction as well as by guarantees of the principals involved. Draws are made upon satisfactory completion of predefined stages of construction. The Bank will typically lend up to the lower of 80% of the appraised value or the contract purchase price of the homes to be constructed.

In addition, the Bank offers loans to acquire and develop land, as well as loans on undeveloped, subdivided lots for home building by individuals. Land acquisition and development loans totaled $15.3 million at June 30, 2013. Bank policy requires that zoning and permits must be in place prior to making development loans. The Bank will typically lend up to the lower of 75% of the appraised value or cost. At June 30, 2013, the largest outstanding construction and land development loan was $3.5 million, which was secured by land in the Bank’s market area. The loan was performing according to its terms at June 30, 2013.

The Bank’s ability to originate residential construction and development loans is heavily dependent on the continued demand for single-family housing construction in the Bank’s market area. As demand for newly constructed housing has fallen, the Bank’s investment in these loans has declined. The construction and land development portfolio decreased $7.6 million from $36.7 million at December 31, 2011 to $29.1 million at June 30, 2013. Additionally, construction and land development loans as a percentage of the total loan portfolio have fallen in every year since 2008 from greater than 10% as of December 31, 2008 to 3.9% at June 30, 2013. If the demand for new houses in the Bank’s market areas continues to decline, this portion of the loan portfolio may continue to decline. In addition, a continued decline in demand for new housing might adversely affect the ability of borrowers to repay these loans. Construction and land development loans have been particularly affected by recent economic factors that have slowed absorption of finished lots and homes.

Construction and land development loans are inherently riskier than providing financing on owner-occupied real estate. The Bank’s risk of loss is affected by the accuracy of the initial estimate of the market value of the completed project as well as the accuracy of the cost estimates made to complete the project. In addition, the volatility of the real estate market has made it increasingly difficult to ensure that the valuation of land associated with these loans is accurate. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or before the maturity of the loan, with a project having a value that is insufficient to assure full repayment. As a result of these factors, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank forecloses on a project, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Home Equity and Second Mortgage Loans. The Bank maintains a portfolio of home equity and second mortgage loans. Home equity loans, which totaled $18.3 million at June 30, 2013, are generally made in the form of lines of credit with minimum amounts of $5,000, have terms of up to 20 years, variable rates priced at the then current Wall Street Journal prime rate plus a margin, and require an 80% or 90% loan-to-value ratio (including any prior liens), depending on the specific loan program. Second mortgage loans, which totaled $3.5 million at June 30, 2013, are fixed and variable-rate loans that have original terms between five and 15 years. Loan-to-value ratios of up to 80% or 95% are allowed depending on the specific loan program.

These products contain a higher risk of default than residential first mortgages as in the event of foreclosure, the first mortgage would need to be paid off prior to collection of the second mortgage. This risk has been heightened as the market value of residential property has declined. The Bank monitors the property values of the properties that secure its second mortgages and is lowering credit availability where prudent. The Bank believes that its policies and procedures are sufficient to mitigate the additional risk posed by these loans at the current time.

Commercial Loans. The Bank offers commercial loans to its business customers. The Bank offers a variety of commercial loan products including term loans and lines of credit. The portfolio consists primarily of demand loans and lines of credit. Such loans can be made for terms of up to five years. However, most of the loans are originated for a term of two years of less. The Bank offers both fixed-rate and adjustable-rate loans (typically tied to the then current Wall Street Journal prime rate plus a margin with a floor typically at 5%) under these product lines. While commercial loans remain an important class of the Bank’s loan portfolio at 11.3% of total loans, the commercial loan portfolio decreased by $17.0 million from $102.0 million at December 31, 2011 to $85.0 million at June 30, 2013. When making commercial business loans, the Bank considers the financial condition of the borrower, the borrower’s payment history of both corporate and personal debt, the projected cash flows of the business as well the borrower’s global cash flows, the viability of the industry in which the borrower operates, the value of the collateral, and the borrower’s ability to service the debt. These loans are primarily secured by equipment, real property, accounts receivable or other security as determined by the Bank. The higher interest rates and shorter loan terms available on commercial lending make these products attractive to the Bank. Commercial business loans, however, entail greater risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are made on the basis of the borrower’s ability to make repayment from the cash flows of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. In the case of business failure, collateral would need to be liquidated to provide repayment for the loan. In many cases, the highly specialized nature of collateral would make full recovery from the sale of collateral problematic. The Bank attempts to control these risks by establishing guidelines that provide for loans with low loan-to-value ratios. At June 30, 2013, the largest outstanding commercial loan was $12.0 million, which was secured by commercial real estate (all of which was located in the Bank’s market area), cash and investments. This loan was performing according to its terms at June 30, 2013.

Consumer Loans. The Bank has developed a number of programs to serve the needs of its customers with primary emphasis upon loans secured by automobiles, boats, recreational vehicles and trucks. The Bank also makes home improvement loans and offers both secured and unsecured personal lines of credit. Consumer loans totaled $937,000 at June 30, 2013. Consumer loans entail greater risk than residential mortgage loans, particularly in the case of consumer loans, which are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. Further collection efforts may be hampered by the borrower’s lack of current income or other assets. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee such as the Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

Commercial Equipment Loans. The Bank also maintains an amortizing commercial portfolio consisting primarily of commercial equipment loans. Commercial equipment loans totaled $17.3 million, or 2.3% of the total loan portfolio, at June 30, 2013. These loans consist primarily of fixed-rate, short-term loans collateralized by customers’ equipment including trucks, cars, construction and other more specialized equipment. When making commercial equipment loans, the Bank considers the same factors it considers when underwriting a commercial business loan. The higher interest rates and shorter loan terms available on commercial equipment lending make these products attractive to the Bank. These loans entail greater risk than loans such as residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. In the case of business failure, collateral would need to be liquidated to provide repayment for the loan. In many cases, the highly specialized nature of collateral equipment would make full recovery from the sale of collateral problematic. The Bank assesses the amount of collateral required for a loan based upon the credit worthiness of the borrowers.

Loan Portfolio Analysis. Set forth below is selected data relating to the composition of the Bank’s loan portfolio by type of loan on the dates indicated.

			At December 31,
	At June 30, 2013		2012		2011		2010
	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans Commercial	$434,617	57.63%	$419,667	55.47%	$370,384	51.55%	$336,300	50.72%
Residential first mortgage	165,434	21.93	177,663	23.48	164,543	22.90	136,048	20.52
Construction and land development	29,119	3.86	31,819	4.21	36,745	5.11	42,504	6.41
Home equity and second mortgage	21,769	2.89	21,982	2.91	24,138	3.36	24,380	3.68
Commercial loans	84,993	11.27	88,158	11.65	101,968	14.19	104,566	15.77
Consumer loans	937	0.12	995	0.13	1,001	0.14	1,273	0.19
Commercial equipment	17,347	2.30	16,268	2.15	19,761	2.75	17,984	2.71

Total loans	754,216	100.00%	756,552	100.00%	718,540	100.00%	663,055	100.00%

Less: Deferred loan fees	930		664		796		936
Loan loss reserve	8,034		8,247		7,655		7,669

Loans receivable, net	$745,252		$747,641		$710,089		$654,450

	At December 31,
	2009		2008
	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans
Commercial	$292,988	46.88%	$236,410	43.11%
Residential first mortgage	116,226	18.59	104,607	19.07
Construction and land development	62,509	10.00	57,565	10.50
Home equity and second mortgage	25,133	4.02	25,412	4.63
Commercial loans	108,658	17.38	101,936	18.59
Consumer loans	1,608	0.26	2,046	0.37
Commercial equipment	17,917	2.87	20,458	3.73

Total loans	625,039	100.00%	548,434	100.00%

Less: Deferred loan fees	975		311
Loan loss reserve	7,471		5,146

Loans receivable, net	$616,593		$542,977

Loan Originations, Purchases and Sales. The Bank solicits loan applications through marketing by commercial and residential mortgage loan officers, its branch network, and referrals from customers. Loans are processed and approved according to guidelines established by the Bank. Loan requirements such as income verification, collateral appraisal, and credit reports vary by loan type. Loan processing functions are generally centralized except for small consumer loans.

Depending on market conditions, residential mortgage loans may be originated with the intent to sell to third parties such as Fannie Mae or Freddie Mac. Mortgage loans in the amount of $17.9 million and $14.1 million were sold by the Bank for the six months ended June 2013 and the year ended December 31, 2012, respectively. To comply with internal and regulatory limits on loans to one borrower, the Bank may sell portions of commercial and commercial real estate loans to other lenders. The Bank sold no participations in 2012. The Bank also buys loans, portions of loans, or participation certificates from other lenders. The Bank only purchases loans or portions of loans after reviewing loan documents, underwriting support, and other procedures, as necessary. The Bank purchased no loans during the first six months of 2013, compared to purchases of $4.5 million in fixed-rate commercial mortgages during the year ended December 31, 2012. Purchased participation loans are subject to the same regulatory and internal policy requirements as other loans in the Bank’s portfolio as described below.

Loan Approvals, Procedures and Authority. Loan approval authority is established by Board policy and delegated as deemed necessary and appropriate. Loan approval authorities vary by individual with the Chief Executive Officer having approval authority up to $1.25 million, the President $1.0 million, the Chief Lending Officer $1.0 million, the Chief Credit Officer $1.0 million and the Chief Operating Officer $1.0 million. The individual lending authority of the other lenders is set by management and based on their individual abilities. The loan approval authorities of the Chief Executive Officer, the President, the Chief Lending Officer, the Chief Credit Officer, the Chief Operating Officer, the Senior Credit Officer and the regional senior loan officers may be combined and a minimum of at least three other individuals (two-thirds of which must be executive level) need to be present in an officers’ loan committee to approve loans up to $2.0 million. In cases where time is of the essence, the officers’ loan committee consisting of any three members may unanimously approve loans to relationships in excess of the $2.0 million up to the Bank’s in-house lending limit with a later ratification by the Board Credit Review Committee. The in-house lending limit at June 30, 2013 was $11.2 million, representing 75% of our legal lending limit. As of June 30, 2013 we had three relationships in excess of our in-house limit. A loan committee consisting of at least three members of the Board (the “Directors Loan Committee”) ratifies and approves or renews all loans to relationships that exceed $2.0 million, except for those noted above that exceed the $2.0 million limit in certain cases. Depending on the loan and collateral type, conditions for protecting the Bank’s collateral are specified in the loan documents. Typically these conditions might include requirements to maintain hazard and title insurance and to pay property taxes.

Loans to One Borrower. Under Maryland law, the maximum amount that the Bank is permitted to lend to any one borrower and his or her related interests may generally not exceed 10% of the Bank’s unimpaired capital and surplus, which is defined to include the Bank’s capital, surplus, retained earnings and 50% of its reserve for possible loan losses. Under this authority, the Bank would have been permitted to lend up to $9.5 million to any one borrower at June 30, 2013. By interpretive ruling of the Maryland Commissioner, Maryland banks have the option of lending up to the amount that would be permissible for a national bank, which is generally 15% of unimpaired capital and surplus (defined to include a bank’s total capital for regulatory capital purposes plus any loan loss allowances not included in regulatory capital). Under this formula, the Bank would have been permitted to lend up to $14.9 million to any one borrower at June 30, 2013. At June 30, 2013, the largest amount outstanding to any one borrower and his or her related interests was $12.0 million. This borrower is a AAA-rated university hospital system located within the our market area. Subsequent to June 30, 2013, the Bank increased its exposure to our largest borrower up to our legal lending limit.

Loan Commitments. The Bank does not normally negotiate standby commitments for the construction and purchase of real estate. Most loan commitments are granted for a one-month period. The Bank’s outstanding commitments to originate loans at June 30, 2013 were approximately $21.7 million, excluding undisbursed portions of loans in process. It has been the Bank’s experience that few commitments expire unfunded.

Maturity of Loan Portfolio. The following table sets forth certain information at December 31, 2012 regarding the dollar amount of loans maturing in the Bank’s portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

	Due within one year after December 31, 2012	Due after one year through five years from December 31, 2012	Due more than five years from December 31, 2012
	(Dollars in Thousands)
Real estate loans
Commercial	$105,356	$154,991	$159,320
Residential first mortgage	41,802	59,052	76,809
Construction and land development	28,568	3,251	—
Home equity and second mortgage	4,290	9,367	8,325
Commercial loans	88,158	—	—
Consumer loans	492	377	126
Commercial equipment	6,779	6,912	2,577

Total loans	$275,445	$233,950	$247,157

The following table sets forth the dollar amount of all loans due after one year from December 31, 2012, which have predetermined interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(Dollars in Thousands)
Real estate loans
Commercial	$84,045	$230,266	$314,311
Residential first mortgage	119,618	16,243	135,861
Construction and land development	—	3,251	3,251
Home equity and second mortgage	2,290	15,402	17,692
Commercial loans	—	—	—
Consumer loans	503	—	503
Commercial equipment	6,274	3,215	9,489

	$212,730	$268,377	$481,107

Asset Classification. Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.”

When an insured institution classifies one or more assets, or portions thereof, as “substandard” or “doubtful,” it is required that a general valuation allowance for loan losses be established for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances that have been established to recognize the inherent losses associated with lending activities, but that, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

The table below sets forth information on our classified assets and assets designated special mention at the dates indicated.

	As of June 30, 2013	As of December 31,
		2012	2011
	(Dollars in Thousands)
Classified assets:
Substandard	$61,184	$58,595	$79,601
Doubtful	—	—	—
Loss	—	—	37

Total classified assets	61,184	58,595	79,638
Special mention assets	10,753	6,092	—

Total classified and special mention assets	$71,937	$64,687	$79,638

Delinquencies. The Bank’s collection procedures provide that when a loan is 15 days delinquent, the borrower is contacted by mail and payment is requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower and obtain payment. If these efforts prove unsuccessful, the Bank will pursue appropriate legal action including repossession of the collateral and other actions as deemed necessary. In certain instances, the Bank will attempt to modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his financial affairs.

An analysis of past due loans as of June 30, 2013 and December 31, 2012 was as follows:

June 30, 2013	Current	31-60 Days	61-89 Days	90 or Greater Days	Total Past Due	Total Loans Receivable
	(Dollars in Thousands)
Commercial real estate	$431,170	$—	$284	$3,163	$3,447	$434,617
Residential first mortgages	161,686	—	768	2,980	3,748	165,434
Construction and land development	29,119	—	—	—	—	29,119
Home equity and second mortgage	21,617	95	57	—	152	21,769
Commercial loans	78,894	90	—	6,009	6,099	84,993
Consumer loans	937	—	—	—	—	937
Commercial equipment	17,143	27	25	152	204	17,347

Total	$740,566	$212	$1,134	$12,304	$13,650	$754,216

December 31, 2012
Commercial real estate	$416,721	$—	$1,418	$1,528	$2,946	$419,667
Residential first mortgages	173,593	97	803	3,170	4,070	177,663
Construction and land development	31,819	—	—	—	—	31,819
Home equity and second mortgage	21,499	351	61	71	483	21,982
Commercial loans	84,385	—	41	3,732	3,773	88,158
Consumer loans	983	9	3	—	12	995
Commercial equipment	15,660	372	20	216	608	16,268

Total	$744,660	$829	$2,346	$8,717	$11,892	$756,552

There were no accruing loans 90 days or greater past due at June 30, 2013 and December 31, 2012, respectively.

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Bank evaluates substandard and doubtful classified loans, loans delinquent 90 days or greater, non-accrual loans and TDRs on an individualized basis to determine whether a loan is impaired (See Notes 1 and 5 of the consolidated financial statements, which are incorporated by reference into this prospectus).

Factors considered by management in determining impaired status include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis, taking into consideration the circumstances surrounding the loan. These circumstances include the length of the delay, the reasons for the delay, the borrower’s payment record and the amount of the shortfall in relation to the principal and interest owed. Loans not impaired are included in the pool of loans evaluated in the general component of the allowance.

If a specific loan is deemed to be impaired it is evaluated for impairment. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. For loans that are also classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than carrying value of that loan.

The Bank considers all TDRs to be impaired and defines TDRs as loans whose terms have been modified to provide for a reduction or a delay in the payment of either interest or principal because of deterioration in the financial condition of the borrower. A loan extended or renewed at a stated interest rate equal to the current interest rate for new debt with similar risk is not considered a TDR. Once an obligation has been classified as a TDR it continues to be considered a TDR until paid in full or until the loan returns to performing status and yields a market interest rate equal to the current interest rate for new debt with similar risk. TDRs are evaluated for impairment on a loan-by-loan basis in accordance with the Bank’s impairment methodology. The Bank does not participate in any specific government or Bank-sponsored loan modification programs. All restructured loan agreements are individual contracts negotiated with a borrower.

Specific loan loss reserves of $1.2 million relate to impaired loans at June 30, 2013. The following table sets forth information with respect to the Bank’s impaired loans at the dates indicated. The table includes a breakdown between impaired loans with and without an allowance:

	At June 30,	At December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in Thousands)
Recorded investment with no allowance	$36,553	$34,718	$10,621	$10,020	$8,947	$—
Recorded investment with allowance	6,660	4,272	10,096	11,368	11,601	1,743

Total impaired loans	$43,213	$38,990	$20,717	$21,388	$20,548	$1,743

Specific allocations of allowance	$1,234	$1,548	$1,997	$1,998	$1,837	$223

The following represents additional information regarding our impaired loans by class:

At and For the Six Months Ended June 30, 2013	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Commercial real estate	$16,090	$4,384	$20,474	$614	$20,625	$435
Residential first mortgages	4,328	908	5,236	407	5,283	94
Construction and land development	4,497	1,208	5,705	170	5,295	147
Home equity and second mortgage	214	—	214	—	265	5
Commercial loans	11,231	157	11,388	40	11,321	227
Consumer loans	41	—	41	—	47	2
Commercial equipment	152	3	155	3	174	—

Total	$36,553	$6,660	$43,213	$1,234	$43,010	$910

At and For the Year Ended December 31, 2012	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Commercial real estate	$18,805	$2,814	$21,619	$786	$22,502	$1,120
Residential first mortgages	2,362	1,006	3,368	404	3,389	158
Construction and land development	4,878	—	4,878	—	4,793	276
Home equity and second mortgage	291	—	291	—	221	7
Commercial loans	8,330	448	8,778	354	9,153	284
Consumer loans	52	—	52	—	64	5
Commercial equipment	—	4	4	4	5	—

Total	$34,718	$4,272	$38,990	$1,548	$40,127	$1,850

Non-performing Assets. The Bank’s non-performing assets include foreclosed real estate and non-performing loans. For a detailed discussion on asset quality see the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Asset Quality, Allowance for Loan Losses and Provision for Loan Losses.”

Foreclosed Real Estate. Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed real estate until such time as it is sold. When such property is acquired, it is recorded at its fair market value. Subsequent to foreclosure, the property is carried at the lower of cost or fair value less selling costs. Additional write-downs as well as carrying expenses of the foreclosed properties are charged to expenses in the current period. The Bank had foreclosed real estate with a carrying value of approximately $6.9 million at June 30, 2013. For a discussion of the accounting for foreclosed real estate, see “—Critical Accounting Policies—Other Real Estate Owned” and Note 1 to the Consolidated Financial Statements, which are included in the prospectus.

Non-performing Loans. Loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer loans are typically charged-off no later than 90 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans are evaluated for impaired status on a loan by loan basis in accordance with the Company’s impairment methodology.

All interest accrued but not collected from loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans include performing loans classified as non-accrual loans due to concerns regarding the customer’s operating results and its ability to service the debt. Interest on performing non-accrual loans is accounted for on a cash-basis.

The following table sets forth information with respect to the Bank’s non-performing assets, TDRs and performing non-accrual loans. There were no loans 90 days or more past due that were still accruing interest at the dates indicated.

	At June 30, 2013	At December 31
		2012	2011	2010	2009	2008
	(Dollars in Thousands)
Non-performing loans:
Real Estate Loans
Commercial	$3,163	$1,529	$2,866	$8,243	$6,367	$1,208
Residential first mortgage	2,980	3,169	2,439	1,747	339	—
Construction and land development	—	—	1,414	984	9,504	1,840
Home equity and second mortgage	—	71	291	233	—	—
Commercial loans	6,009	3,732	2,264	2,262	2,192	903
Consumer loans	—	—	1	1	23	148
Commercial equipment	152	216	236	48	862	837

Total	12,304	8,717	9,511	13,518	19,287	4,936
Foreclosed real estate	6,932	6,891	5,029	10,469	923	—

Total non-performing assets	$19,236	$15,608	$14,540	$23,987	$20,210	$4,936

TDRs:(1)
Real estate loans
Commercial	$3,093	$3,097	$7,697	$6,848	$6,706	$—
Residential first mortgage	1,489	1,418	—	929	394	—
Construction and land development	—	—	1,717	—	—	—
Commercial loans	—	—	2,369	8,834	4,441	—
Commercial equipment	—	—	130	271	60	—

Total	$4,582	$4,515	$11,913	$16,882	$11,601	$—

Performing non-accrual loans(2)	$4,332	$4,424	$—	$—	$—	$—

Total non-performing assets, TDRs and performing non-accrual loans	$28,150	$24,547	$26,453	$40,869	$31,811	$4,936

Non-performing loans (NPLs) to total loans	1.63%	1.15%	1.32%	2.04%	3.09%	0.90%
NPLs and performing non-accrual loans to total loans	2.21%	1.74%	1.32%	2.04%	3.09%	0.90%
NPLs, performing non-accrual loans and TDRs to total loans	2.81%	2.33%	2.98%	4.58%	4.94%	0.90%
Allowance for loan losses to non-performing loans	65.30%	94.78%	80.49%	56.73%	38.74%	104.25%
Non-performing assets to total assets	1.96%	1.59%	1.48%	2.71%	2.48%	0.69%
Non-performing assets, performing non-accrual loans and TDRs to total assets	2.87%	2.50%	2.61%	4.58%	3.90%	0.69%

(1)	There were $292,000, $800,000 and $297,000 of non-performing TDRs at June 30, 2012, December 31, 2011 and December 31, 2010, respectively, which appear as both TDRs and non-performing loans in the table above. The ratios of non-performing assets, performing non-accrual loans and TDRs to total loans total assets for these periods were adjusted to avoid duplicative counting of such amounts.

(footnotes continue on following page)

(2)	Consists of six loans that represent one well-secured commercial relationship with no specific reserves due to the Bank’s superior credit position and the value of the underlying collateral and are classified due to insufficient cash flow protections of the borrowers.

The following table sets forth an analysis of activity in the Bank’s allowance for loan losses for the periods indicated.

	At and For the Six Months Ended June 30, 2013
		At and For the Year Ended December 31,
		2012	2011	2010	2009	2008
	(Dollars in Thousands)
Balance at beginning of period	$8,247	$7,655	$7,669	$7,471	$5,146	$4,482

Charge-offs:
Real estate loans
Commercial	—	486	1,249	526	—	—
Residential first mortgages	59	11	49	63	—	—
Construction and land development	36	141	213	2,249	187	287
Home equity and second mortgage	111	211	—	71	98	—
Commercial loans	406	1,004	2,441	569	608	202
Consumer loans	9	5	3	10	32	67
Commercial equipment	21	169	150	256	223	83

Total charge-offs:	642	2,027	4,105	3,744	1,148	639

Recoveries:
Residential first mortgages	11	38	1	—	—	—
Construction and land development	—	—	—	1	—	—
Commercial loans	12	—	—	—	—	—
Consumer loans	2	1	1	7	—	2
Commercial equipment	50	51	2	—	—	—

Total recoveries	74	90	4	8	—	2

Net charge-offs	568	1,937	4,101	3,736	1,148	637
Provision for possible loan losses	355	2,529	4,087	3,934	3,473	1,301

Balance at end of period	$8,034	$8,247	$7,655	$7,669	$7,471	$5,146

Allowance for loan losses to total loans	1.07%	1.09%	1.07%	1.16%	1.20%	0.94%
Net charge-offs to average loans	0.16%	0.27%	0.61%	0.61%	0.20%	0.13%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At June 30, 2013		At December 31,
			2012		2011		2010		2009		2008
	Amount	Percent of Loans in Each Cate- gory to Total Loans	Amount	Percent of Loans in Each Cate- gory to Total Loans	Amount	Percent of Loans in Each Cate- gory to Total Loans	Amount	Percent of Loans in Each Cate- gory to Total Loans	Amount	Percent of Loans in Each Cate- gory to Total Loans	Amount	Percent of Loans in Each Cate- gory to Total Loans
	(Dollars in Thousands)
Real estate loans
Commercial	$3,358	57.63%	$4,090	55.47%	$2,525	51.55%	$3,314	50.72%	$2,660	46.88%	$2,009	43.11%
Residential first mortgage	1,961	21.93	1,083	23.48	539	22.90	204	20.52	128	18.59	105	19.07
Construction and land development	601	3.86	533	4.21	354	5.11	1,267	6.41	1,696	10.00	1,295	10.50
Home equity and second mortgage	364	2.89	280	2.91	144	3.36	98	3.68	131	4.02	102	4.63
Commercial loans	1,519	11.27	1,949	11.65	3,850	14.19	2,551	15.77	2,110	17.38	1,248	18.59
Consumer loans	14	0.12	20	0.13	20	0.14	32	0.19	64	0.26	43	0.37
Commercial equipment	217	2.30	292	2.15	223	2.75	203	2.71	682	2.87	344	3.73

Total allowance for loan losses	$8,034	100.00%	$8,247	100.00%	$7,655	100.00%	$7,669	100.00%	$7,471	100.00%	$5,146	100.00%

The Bank closely monitors the payment activity of all its loans. The Bank periodically reviews the adequacy of the allowance for loan losses based on an analysis of the size and composition of the loan portfolio, the Bank’s historical loss experience, including trends in non-performing and classified loans and charge-offs, economic conditions in the Bank’s market area, and a review of selected individual loans. Loan losses are charged off against the allowance when individual loans are deemed uncollectible. Subsequent recoveries, if any, are credited to the allowance. The Bank believes it has established its existing allowance for loan losses in accordance with accounting principles generally accepted in the United States of America and is in compliance with appropriate regulatory guidelines. However, the establishment of the level of the allowance for loan losses is highly subjective and dependent on incomplete information as to the ultimate disposition of loans. Accordingly, there can be no assurance that actual losses may not vary from the amounts estimated or that the Bank’s regulators will not require the Bank to significantly increase or decrease its allowance for loan losses, thereby affecting the Bank’s financial condition and earnings. For a more complete discussion of the allowance for loan losses, see the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies” and Notes 1 and 5 of the Consolidated Financial Statements, which are included in this prospectus.

Investment Activities

The Bank maintains a portfolio of investment securities to provide liquidity as well as a source of earnings. The Bank’s investment securities portfolio consists primarily of mortgage-backed and other securities issued by U.S. government-sponsored enterprises (“GSEs”), including Freddie Mac and Fannie Mae. The Bank also has smaller holdings of privately issued mortgage-backed securities, U.S. Treasury obligations, and other equity and debt securities. As a member of the Federal Reserve and FHLB system, the Bank is required to maintain investments in the Federal Reserve Bank as a condition of membership and the Federal Home Loan Bank based upon levels of borrowings.

The following table sets forth the carrying value of the Company’s investment securities portfolio and FHLB of Atlanta and Federal Reserve Bank stock at the dates indicated. At June 30, 2013 and December 31, 2012, 2011, and 2010, their estimated fair value was $161.6 million, $166.9 million, $201.5 million, and $168.3 million, respectively.

	At June 30, 2013	At December 31,
		2012	2011	2010
	(Dollars in Thousands)
Asset-backed securities:
Freddie Mac and Fannie Mae	$145,429	$150,318	$180,638	$144,861
Other	3,525	4,439	9,839	12,463

Total asset-backed securities	148,954	154,757	190,477	157,324
Corporate equity securities	37	37	37	37
Bond mutual funds	4,159	4,281	4,080	3,820
Treasury bills	850	750	750	753

Total investment securities	154,000	159,825	195,344	161,934
FHLB and Federal Reserve Bank stock	6,667	5,476	5,587	6,316

Total investment securities and FHLB and Federal Reserve Bank stock	$160,667	$165,301	$200,931	$168,250

The maturities and weighted average yields for investment securities available for sale (“AFS”) and held to maturity (“HTM”) at June 30, 2013 are shown below.

	One Year or Less		After One Through Five Years		After Five Through Ten Years		After Ten Years
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(Dollars in Thousands)
AFS Investment securities:
Asset-backed securities	$6,758	1.51%	$22,922	1.50%	$14,677	1.50%	$6,449	1.50%
Mutual funds	4,056	2.04	—	—	—	—	—	—

Total AFS investment securities	$10,814	1.71	$22,922	1.50	$14,677	1.50	$6,449	1.50

HTM Investment securities:
Asset-backed securities	$14,647	1.84%	$42,480	1.83%	$27,668	1.67%	$14,251	1.49%
Treasury bills	850	0.08	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—

Total HTM investment securities	$15,497	1.75%	$42,480	1.83%	$27,668	1.67%	$14,251	1.49%

The Bank’s investment policy provides that securities that will be held for indefinite periods of time, including securities that will be used as part of the Bank’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors are classified as available for sale and accounted for at fair value. Management’s intent is to hold securities reported at amortized cost to maturity. Certain of the Company’s asset-backed securities are issued by private issuers (defined as an issuer that is not a government or a government-sponsored entity). The Company had no investments in any private issuer’s securities that aggregate to more than 10% of the Company’s equity.

Deposits and Other Sources of Funds

General.  The funds needed by the Bank to make loans are primarily generated by deposit accounts solicited from the communities surrounding its ten branches in the tri-county area and its branch in King George County,

Virginia. Total deposits were $784.7 million as of June 30, 2013. The Bank uses borrowings and other sources to supplement funding from deposits.

Deposits. The Bank’s deposit products include savings, money market, demand deposit, IRA, SEP, Christmas clubs, and time deposit accounts. Variations in service charges, terms and interest rates are used to target specific markets. Ancillary products and services for deposit customers include safe deposit boxes, travelers checks, night depositories, automated clearinghouse transactions, wire transfers, ATMs, and online and telephone banking. The Bank is a member of ACCEL/Exchange, Cirrus, Maestro and Star ATM networks. The Bank has occasionally used deposit brokers to obtain funds. At June 30, 2013 and December 31, 2012 and 2011, the Bank had $20.0 million, $19.1 million, and $19.0 million in deposits from brokers, respectively. In addition, the Bank utilizes the Certificate of Deposit Account Registry Service (“CDARS”) to provide existing customers with additional access to FDIC insurance. At June 30, 2013, the Bank maintained CDARS deposits of $29.7 million compared to $27.9 million at December 31, 2012.

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

	For the Six Months Ended June 30, 2013		For the Year Ended December 31,
			2012		2011		2010
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in Thousands)
Savings	$36,859	0.10%	$32,577	0.17%	$31,446	0.35%	$30,355	0.41%
Interest-bearing demand and money market accounts	263,521	0.32	262,331	0.54	217,183	1.00	161,494	0.94
Certificates of deposit	400,292	1.26	432,487	1.60	434,811	1.94	421,525	2.21

Total interest-bearing deposits	700,672		727,395		683,440		613,374
Noninterest-bearing demand deposits	83,133		74,161		66,105		65,041

	$783,805	0.76	$801,556	1.05	$749,545	1.43	$678,415	1.61

The following table indicates the amount of the Bank’s certificates of deposit and other time deposits of $100,000 or more and $250,000 or more by time remaining until maturity as of June 30, 2013.

Time Deposit Maturity Period	$100,000 or More	$250,000 or More
	(Dollars in Thousands)
Three months or less	$32,733	$12,635
Three through six months	27,434	2,898
Six through twelve months	67,655	21,396
Over twelve months	77,465	57,312

Total	$205,287	$94,241

Subsidiary Activities

In April 1997, the Bank formed a wholly owned subsidiary, Community Mortgage Corporation of Tri-County, to offer mortgage banking, brokerage, and other services to the public. This corporation is currently inactive.

The Company has two direct subsidiaries other than the Bank. In July 2004, Tri-County Capital Trust I was established as a statutory trust under Delaware law as a wholly-owned subsidiary of the Company to issue trust preferred securities. Tri-County Capital Trust I issued $7.0 million of trust preferred securities on July 22, 2004. In June 2005, Tri-County Capital Trust II was also established as a statutory trust under Delaware law as a wholly owned subsidiary of the Company to issue trust preferred securities. Tri-County Capital Trust II issued $5.0 million of trust preferred securities on June 15, 2005. For more information regarding these entities, see Note 17 of the Notes to Consolidated Financial Statements, which are included in this prospectus.

Available Information

The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on its website, www.cbtc.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission (the “SEC”). Information on the website should not be considered a part of this prospectus.

SUPERVISION AND REGULATION

General. The Bank is a Maryland commercial bank and its deposit accounts are insured by the Deposit Insurance Fund of the FDIC. The Bank is a member of the Federal Reserve and FHLB systems. The Bank is subject to supervision, examination and regulation by Maryland Commissioner and the Federal Reserve. As a bank holding company, the Company is subject to examination and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

The Dodd-Frank Act significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. Additionally, the Dodd-Frank Act created the Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve. The Consumer Financial Protection Bureau assumed responsibility for implementing federal consumer financial protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion, such as the Bank, will continue to be examined for compliance with consumer protection or fair lending laws and regulations by, and be subject to enforcement authority of their prudential regulators. Many of the provisions of the Dodd-Frank Act require the issuance of regulations before their impact on operations can be fully assessed by management. However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, result in increased regulatory burden and compliance costs for the Company and the Bank.

The following discussion summarizes certain of the regulations applicable to the Company and the Bank but does not purport to be a complete description of such regulations and is qualified in its entirety by reference to the actual laws and regulations involved.

Regulation of the Company

Acquisition of Control. A bank holding company, with certain exceptions, must obtain Federal Reserve approval before (1) acquiring ownership or control of another bank or bank holding company if it would own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging with another bank holding company. In evaluating such application, the Federal Reserve considers factors such as the financial condition and managerial resources of the companies involved, the convenience and needs of the communities to be served and competitive factors. Federal law provides that no person may acquire “control” of a bank holding company or insured bank without the approval of the appropriate federal regulator. Control is defined to mean direct or indirect ownership, control of 25% or more of any class of voting stock, control of the election of a majority of the bank’s directors or a determination by the Federal Reserve that the acquirer has or would have the power to exercise a controlling influence over the management or policies of the institution.

Permissible Activities. A bank holding company is limited in its activities to banking, managing or controlling banks, or providing services for its subsidiaries. Other permitted non-bank activities have been identified as closely related to banking. Bank holding companies that are “well capitalized” and “well managed” and whose financial institution subsidiaries have satisfactory Community Reinvestment Act records can elect to become “financial holding companies,” which are permitted to engage in a broader range of financial activities than are permitted to bank holding companies. The Company has not opted to become a financial holding company.

The Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

The Maryland Financial Institutions Code prohibits a bank holding company from acquiring more than 5% of any class of voting stock of a bank or bank holding company without the approval of the Maryland Commissioner. The Maryland Financial Institutions Code additionally prohibits any person from acquiring voting stock in a bank or bank holding company without 60 days prior notice to the Maryland Commissioner if such acquisition will give the person control of 25% or more of the voting stock of the bank or bank holding company. The Maryland Commissioner may deny approval of the acquisition if the Maryland Commissioner determines it to be anti-competitive or to threaten the safety or soundness of a banking institution.

Dividends. The Federal Reserve has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “Regulation of the Bank—Capital Adequacy.”

Capital Requirements. Bank holding companies are required to maintain on a consolidated basis, specified minimum ratios of capital to total assets and capital to risk-weighted assets. These requirements, which generally apply to bank holding companies with consolidated assets of $500 million or more, are substantially similar to, but somewhat more generous than, those applicable to the Bank. The Dodd-Frank Act required the Federal Reserve to adopt consolidated capital requirements for holding companies that are equally as stringent as those applicable to the depository institution subsidiaries. That means that certain instruments that had previously been includable in Tier 1 capital for bank holding companies, such as trust preferred securities, will no longer be eligible for inclusion. The revised capital requirements are subject to certain grandfathering and transition rules. The Company is currently considered a grandfathered institution under these rules.

In July 2013, the Federal Reserve announced new risk-based capital and leverage ratios to conform to the Basel III framework and address provisions of the Dodd-Frank Act. These requirements will become effective on January 1, 2015 and will be applicable to both the Company and the Bank. See “—Regulation of the Bank—Capital Adequacy” for a discussion of these new Basel III requirements.

Source of Strength. The Dodd-Frank Act codified the source of strength doctrine requiring bank holding companies to serve as a source of strength for their depository subsidiaries, by providing capital, liquidity and other support in times of financial stress. The regulatory agencies are required to issue implementing regulations.

Stock Repurchases. The Company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption. This requirement does not apply to bank holding companies that are “well capitalized,” “well-managed” and are not the subject of any unresolved supervisory issues.

Regulation of the Bank

Capital Adequacy. The regulations of the Federal Reserve require bank holding companies and state member banks, respectively, to maintain a minimum leverage ratio of “Tier 1 capital” (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 4.0%. The Federal Reserve has broad authority to require a higher level of Tier 1 capital.

The risk-based capital rules of the Federal Reserve require bank holding companies and state member banks to maintain minimum regulatory capital levels based upon risk weighted assets. Risk-based capital is composed of two elements: Tier 1 capital and Tier 2 capital. Tier 1 capital consists primarily of common stockholders’ equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangible assets. Tier 2 capital elements include, subject to limitations, the allowance for losses on loans and leases; long-term perpetual preferred stock; hybrid capital instruments, subordinated debt and intermediate-term preferred stock and up to 45% of unrealized gains on available for sale equity securities with readily determinable fair market values.

The risk-based capital regulations assign balance sheet assets and off-balance sheet obligations to one of four broad risk categories. The assets and off-balance sheet items in the four risk categories are weighted at 0%, 20%, 50% and 100%. These computations result in the total risk-weighted assets. The risk-based capital regulations require all banks and bank holding companies to maintain a minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to total risk-weighted assets of 8%, with at least 4% as Tier 1 capital. In calculating these ratios: (1) Tier 2 capital is limited to no more than 100% of Tier 1 capital; and (2) the aggregate amount of certain types of Tier 2 capital is limited. In addition, the risk-based capital regulations limit the allowance for loan losses includable as capital to 1.25% of total risk-weighted assets. The Federal Reserve also has authority to establish individual minimum capital requirements for an institution.

The current risk-based capital guidelines that apply to the Bank are based on the 1988 capital accord of the International Basel Committee on Banking Supervision (“Basel Committee”), a committee of central banks and bank supervisors, as implemented by the Federal Reserve Board. In 2004, the Basel Committee published a new capital accord, which is referred to as “Basel II,” to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk: an internal ratings-based approach tailored to individual institutions’ circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines, which became effective in 2008 for large international banks (total assets of $250 billion or more or consolidated foreign exposure of $10 billion or more).

In December 2010 and January 2011, the Basel Committee published the final texts of reforms on capital, leverage and liquidity, which is referred to as “Basel III.” In early July 2013, the Federal Reserve approved revisions to the capital adequacy guidelines and prompt corrective action rules that implement Basel III and address relevant provisions of the Dodd-Frank Act.

The rules include new risk-based capital and leverage ratios, which are effective January 1, 2015, and revise the definition of what constitutes “capital” for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to the Company and the Bank will be: (1) a new common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 capital ratio of 6% (increased from 4%); (3) a total capital ratio of 8% (unchanged from current rules); and (4) a Tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Prompt Corrective Regulatory Action. The Federal Reserve classifies state member banks by capital levels and is authorized to take various prompt corrective actions to resolve the problems of any bank that fails to satisfy the capital standards. A well-capitalized bank is one that is not subject to any regulatory capital order to meet specific capital levels and has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a leverage ratio of 5%. An adequately capitalized bank is one that does not qualify as well capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (1) 4% or (2) 3% if the bank has the highest composite examination rating. A bank not meeting these criteria is treated as undercapitalized, significantly undercapitalized, or critically undercapitalized depending on the extent to which the bank’s capital levels are below these standards. A state member bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation will be subject to regulatory sanctions. As of June 30, 2013, the Bank was well capitalized as defined by the Federal Reserve Board’s regulations.

Branching. Maryland law provides that, with the approval of the Commissioner, Maryland banks may establish branches within Maryland and may establish branches in other states by any means permitted by the laws of such state or by federal law. The Federal Reserve may approve interstate branching by merger by state member banks in any state that did not opt out and de novo in states that specifically allow for such branching.

Dividend Limitations. Maryland banks may only pay dividends from undivided profits or, with the prior approval of the Commissioner, their surplus in excess of 100% of required capital stock. Maryland banks are further prohibited from declaring a dividend on its shares of common stock until its surplus fund equals the amount of required capital stock or, if the surplus fund does not equal the amount of capital stock, in an amount in excess of 90% of net earnings.

Without the approval of the Federal Reserve Board, a state member bank may not declare or pay a dividend if the total of all dividends declared during the year exceeds its net income during the current calendar year and retained net income for the prior two years. The Bank is further prohibited from making a capital distribution if it would be undercapitalized after payment of the dividend within the meaning of the prompt corrective action regulations discussed above.

Insurance of Deposit Accounts. Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC adopted new rules that amend its current deposit insurance assessment regulations. The new rules implement a provision in the Dodd-Frank Act that changed the assessment base for deposit insurance premiums from one based on domestic deposits to one based on average consolidated total assets minus average tangible equity. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on our operating expenses and results of operations.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or its prudential banking regulator. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Reserve Requirements. Under Federal Reserve regulations, the Bank currently must maintain average daily reserves equal to 3% on aggregate transaction accounts of up to $79.5 million, plus 10% on the remainder. The first $12.4 million of transaction accounts are exempt. This percentage is subject to adjustment by the Federal Reserve. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution’s interest-earning assets. At June 30, 2013, the Bank met applicable Federal Reserve reserve requirements.

Transactions with Affiliates. A state member bank is limited in the amount of “covered transactions” with any affiliate. All such transactions must also be on terms substantially the same, or at least as favorable, to the Bank or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Certain covered transactions, such as loans to affiliates, must meet collateral requirements. At June 30, 2013, we had no transactions with affiliates.

Loans to directors, executive officers and principal shareholders of a state member bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal shareholders or employees of the bank. Loans to any executive officer, director and principal shareholder together with all other outstanding loans to such person and affiliated interests generally may not exceed 15% of the Bank’s unimpaired capital and surplus and all loans to such persons may not exceed the institution’s unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal shareholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus, or any loans cumulatively aggregating $500,000 or more, must be approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. State member banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. In addition, loans to executive officers may not be made on terms more favorable than those afforded other borrowers and are restricted as to type, amount and terms of credit.

Enforcement. The Maryland Commissioner has extensive enforcement authority over Maryland banks. Such authority includes the ability to issue cease and desist orders and civil money penalties and to remove directors or officers. The Maryland Commissioner may also take possession of a Maryland bank whose capital is impaired and seek to have a receiver appointed by a court.

The Federal Reserve has primary federal enforcement responsibility over state-chartered member banks, including the authority to bring enforcement action against all “institution-related parties,” including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an institution. Formal enforcement action may range from the issuance of capital directive or a cease and desist order for the removal of officers and/or directors, receivership, conservatorship or termination of deposit insurance. Civil money penalties cover a wide range of violations and actions, and can range from $25,000 per day to $1 million per day (in the most egregious cases). Federal law also establishes criminal penalties for certain violations.

Community Reinvestment Act. All financial institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low—and moderate-income neighborhoods. An institution’s failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. Community Bank received a “satisfactory” Community Reinvestment Act rating in its most recently completed examination.

Federal Home Loan Bank System. Community Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Community Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Community Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at June 30, 2013 of $6.7 million.

MANAGEMENT

Directors

Tri-County Financial’s board of directors currently consists of nine members. The Board is divided into three classes, each with terms of three years, one-third of whom are elected annually. Information regarding the directors is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in each biography is as of December 31, 2012. The indicated period for service as a director includes service as a director of Community Bank.

Philip T. Goldstein, 64, has owned and operated Philip T. Goldstein Real Estate Appraisals, a full-service real estate appraisal and consulting firm, located in Prince Frederick, Maryland, since 1975. He currently serves as a director of Asbury Communities, Inc., a non-profit continuing care retirement community headquartered in Gaithersburg, Maryland, Calvert County Nursing Center, Prince Frederick, Maryland, and Calvert Farmland Trust, Prince Frederick, Maryland. Director since 2006. Term expires in 2014.

Mr. Goldstein provides the Board with significant management, strategic and operational knowledge through his experience as owner of a real estate appraisal and consulting firm. Mr. Goldstein’s background in commercial and residential appraisal practice also provides a valuable perspective to the credit function of the Bank. Mr. Goldstein provides local community insight through his position as a director on various local non-profit organizations.

Louis P. Jenkins, Jr, 41, is the principal of Jenkins Law Firm, LLC, located in LaPlata, Maryland. Before entering private practice, Mr. Jenkins served as an Assistant State’s Attorney in Charles County, Maryland from 1997 to 1999. In addition to his private practice, Mr. Jenkins serves as Court Auditor for the Circuit Court for Charles County, Maryland and attorney for the Charles County Board of Elections. Mr. Jenkins currently serves as Chairman of the Board of Directors of Civista Medical Center, a member hospital of the University of Maryland Medical System and has served as a board member of several other public service organizations including the Southern Maryland Chapter of the American Red Cross, Charles County Chamber of Commerce and the Charles County Bar Association. Director since 2000. Term expires in 2016.

As an attorney, Mr. Jenkins provides the Board with substantial knowledge regarding issues facing the Company and the Bank. In addition, Mr. Jenkins brings a critical perspective to the lending and governance function of the Company and the Bank. Mr. Jenkins’ experience in the public sector adds valuable expertise regarding local issues and provides first-hand understanding of the local political and business environment in which the Bank operates.

Michael L. Middleton, 65, is Chairman and Chief Executive Officer of the Company and the Bank. Mr. Middleton joined the Bank in 1973 and served in various management positions until 1979 when he became President of the Bank, which he served as until 2010. He remained President of the Company until May 2012. Mr. Middleton is a Certified Public Accountant and holds a Masters of Business Administration. From 1996 to 2004, Mr. Middleton served on the Board of Directors of the FHLB of Atlanta, serving as Chairman of the Board in 2004. Mr. Middleton served on the Board of Directors of the Federal Reserve Bank, Baltimore Branch, from 2004 to 2009. He completed his term as Chairman of the Maryland Bankers Association in June 2013 and is currently a trustee for the College of Southern Maryland, serves on the Advisory Board of the Robert H. Smith School of Business Center for Financial Policy and serves on the Federal Reserve’s Community Depository Advisory Council. He also serves on several philanthropic and civic boards. Director since 1979. Term expires in 2016.

Mr. Middleton’s extensive experience in the local banking industry and involvement in the communities in which the Bank serves affords the Board valuable insight regarding the business and operation of the Bank. In addition to Mr. Middleton’s extensive background in finance and corporate management, Mr. Middleton also has significant expertise in large financial institution governance providing a unique and broad-based decision-

making capability for the Company and the Bank. Mr. Middleton’s knowledge of the Company’s and the Bank’s business and history, combined with his success and strategic vision, position him well to continue to serve as our Chairman and Chief Executive Officer.

William J. Pasenelli, 54, is President and Chief Financial Officer of the Company and President of the Bank. Mr. Pasenelli joined the Bank as Chief Financial Officer in 2000 and was named President of the Bank in 2010 and President of the Company in May 2012. He relinquished the position of Chief Financial Officer of the Bank in March 2013. Before joining the Bank, Mr. Pasenelli had been Chief Financial Officer of Acacia Federal Savings Bank, Annandale, Virginia, since 1987. Mr. Pasenelli is a member of the American Institute of Certified Public Accountants, the Greater Washington Society of Certified Public Accountants and other civic groups. Director since 2010. Term expires in 2015.

Mr. Pasenelli’s extensive experience in the local banking industry affords the Board valuable insight regarding the business and operation of the Bank. Mr. Pasenelli’s financial acumen and knowledge of the Company’s and the Bank’s business and history position him well to continue to serve as President and Chief Financial Officer and as a Director.

Mary Todd Peterson, 58, is the President and Chief Executive Officer of Medmarc Insurance Group and a Director of Medmarc Casualty Insurance Company and each of its subsidiaries. Ms. Peterson has been associated with Medmarc since 2001 where she has also held the positions of Chief Financial Officer and Chief Operating Officer. From 1993 to 2001, Ms. Peterson was a Partner with Johnson Lambert & Co., a certified public accounting firm. Ms. Peterson has also held positions with Acacia Life Insurance Company, Oxford Development Corporation and Ernst & Whinney (now Ernst & Young). Ms. Peterson currently serves as a member of the Property Casualty Insurers Association of America (“PCI”) Board of Governors, Chair of PCI’s Investment Committee and a member of PCI’s Executive, Finance and Audit Committees. Ms. Peterson is a member of the American Institute of Certified Public Accountants. Ms. Peterson serves as the chair of our audit committee. Director since 2010. Term expires in 2016.

Ms. Peterson has extensive management level experience in a mid-size company setting within the financial services industry. As a Virginia resident, Ms. Peterson provides valuable insight regarding local markets in Virginia. Ms. Peterson’s financial and operational expertise within the insurance industry, including her corporate governance and risk assessment skills, provide the Board with a skill set critical to efficient oversight of the Company and the Bank.

James R. Shepherd, 67, is a retired businessman and former local government executive. Mr. Shepherd holds an MS degree in Management from the University of Maryland and a BA from Roanoke College in Economics and Business Administration. Mr. Shepherd serves on numerous civic and charitable organizations. Director since 2003. Term expires in 2014.

Mr. Shepherd’s background in economic development and management adds strength to the market intelligence required to direct strategic initiatives on franchise expansion. Mr. Shepherd also brings critical insight regarding the economic development of the communities in which the Bank operates.

Austin J. Slater, Jr., 59, is the President and Chief Executive Officer of the Southern Maryland Electric Cooperative, which is one of the ten largest electrical distribution cooperatives in the country. Mr. Slater also serves as the immediate past Chairman of the Board of the Maryland Chamber of Commerce and numerous other industry and civic organizations. He also serves as the Chairman of the Board of Trustees for the College of Southern Maryland. Mr. Slater holds a MBA in Finance from George Washington University and a BS in Accounting from Shepherd University. Director since 2003. Term expires in 2015.

Mr. Slater has extensive management level experience in a large company setting outside of the financial services industry. Mr. Slater’s financial acumen and operational experience allow him to understand the complexities of the Company and the Bank. His experience in a regulated industry has exposed Mr. Slater to many of the issues facing companies today, particularly regulated entities, making Mr. Slater a valued component of the board.

H. Beaman Smith, 67, is the retired founder and President of Accoware, a computer software company established in 1986. He served as Vice President of Fry Plumbing & Heating Company in Washington, DC from 1988 until his retirement in October 2008. From 1974 to 1986, he served as President and Owner of Smith Family Honey, a family owned business founded by his father. Mr. Smith holds a Masters Degree and BS from the University of Maryland. Director since 1986. Term expires in 2014.

Mr. Smith brings a wealth of varied management and business experience to the Board through his experience as a vice president in a small firm setting and as founder of a software company. Mr. Smith’s background in information technology and small business operations allows a balanced approach to operational issues and corporate oversight.

Joseph V. Stone, Jr., 58, has owned and operated Joe Stone Insurance Agency, which provides multi-line insurance services to clients in Maryland and Virginia, since 1981. He has served as a director for the Southern Maryland Electric Cooperative since 1996 and currently serves as Chairman of the Board. Director since 2006. Term expires in 2015.

Mr. Stone provides the Board with significant marketing and operational knowledge through his experience as owner of an insurance agency and various director positions with companies outside of the financial services industry. Mr. Stone also has considerable experience in the insurance industry, corporate governance and risk assessment practices necessary in banking operations.

Executive Officers who are not Directors

Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in each biography is as of December 31, 2012.

Gregory C. Cockerham, 58, joined the Bank in 1988. He serves as the Bank’s Executive Vice President—Chief Lending Officer. Before joining the Company he was retail Vice President of Maryland National Bank. Mr. Cockerham serves as Chairman of the College of Southern Maryland Foundation and the Maryland Title Center. He is a Paul Harris Fellow and Foundation Chair with the Rotary Club of Charles County and serves on various civic boards in Charles County.

James M. Burke, 44, joined the Bank in 2006. He serves as the Bank’s Executive Vice President—Chief Credit Officer. Before his appointment as Executive Vice President in 2007, he served as the Bank’s Senior Credit Officer. Before joining the Bank, Mr. Burke served as Executive Vice President of Mercantile Southern Maryland Bank. Mr. Burke has over 20 years of banking experience. Mr. Burke is the former Chairman of the Board of Directors of Civista Medical Center and is active in other civic groups.

James F. DiMisa, 53, joined the Bank in 2006. He serves as Executive Vice President—Chief Operating Officer. Before joining the Bank, Mr. DiMisa served as Executive Vice President of Mercantile Southern Maryland Bank. Mr. DiMisa has over 30 years of banking experience. Mr. DiMisa is Chairman of the Board of Trustees for the Maryland Bankers School and a member of several other civic and professional groups. Mr. DiMisa is a Stonier Graduate School of Banking graduate and holds a Masters of Business Administration.

Todd L. Capitani, 47, joined the Bank in 2009. He serves as the Bank’s Executive Vice President—Chief Financial Officer. Before his appointment as Chief Financial Officer of the Bank in 2012, he served as the Bank’s Finance Officer. Before joining the Bank, Mr. Capitani served as a Senior Manager at Deloitte Consulting and as Chief Financial Officer at Ruesch International, Inc. Mr. Capitani has over 20 years of experience in corporate finance, controllership and external audit. Mr. Capitani is a member of the American Institute of Certified Public Accountants and other civic groups.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of             , 2013, certain information as to those persons known by the Company to beneficially own more than 5% of the Company’s outstanding shares of common stock and the shares of common stock beneficially owned by each director, the executive officer named in the compensation table in the proxy statement for the 2013 annual meeting and by all executive officers and directors of the Company as a group. All beneficial owners listed in the table have the same address as the Company. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name of Beneficial Owners	Number of Shares Owned (Excluding Options)(1)(2)		Number of Shares That May be Acquired within 60 Days by Exercising Options	Percent of Shares of Common Stock Outstanding(3)
Directors
Philip T. Goldstein	3,027		500	*
Louis P. Jenkins, Jr.	12,500		18,056	*
Michael L. Middleton	271,731	(4)	46,317		%
William J. Pasenelli	27,582		20,039		%
Mary Todd Peterson	4,529		—	*
James R. Shepherd	6,000		12,375	*
Austin J. Slater, Jr.	13,894		12,375	*
H. Beaman Smith	102,529		21,825		%
Joseph V. Stone, Jr.	22,300	(5)	500	*

Named Executive Officer Who is Not Also a Director
Gregory C. Cockerham	105,766		20,612		%

All Directors, Executive Officers and Nominees as a Group (14 persons)	594,889	(6)	137,967		%

Community Bank of Tri-County Employee Stock Ownership Plan	264,141	(7)	—		%

*	Less than 1% of the shares outstanding
(1)	Includes shares allocated to the account of the individuals under the Community Bank of Tri-County Employee Stock Ownership Plan, with respect to which the individual has voting but not investment power as follows: Mr. Cockerham—27,022 shares; Mr. Middleton—42,593 shares; and Mr. Pasenelli—3,410 shares.
(2)	Includes shares of restricted stock, with respect to which the individual has voting but not investment power as follows: Mr. Cockerham—2,447 shares and Mr. Pasenelli—3,535 shares.
(3)	Based upon [—] shares of Company common stock outstanding, plus, for each individual or group, the number of shares of Company common stock that each individual or group may acquire through the exercise of options within 60 days of , 2013.
(4)	Includes 69,351 shares owned by Mr. Middleton’s wife and 4,877 shares owned by the individual retirement account of Mr. Middleton’s wife.
(5)	Includes 2,000 shares owned by the individual retirement account of Mr. Stone’s wife.
(6)	Amount includes an aggregate of 5,142 unvested shares of restricted stock over which certain officers of the Company have voting but no dispositive power.
(7)	Includes 59,618 shares held in a suspense account for future allocation and/or distribution among participants as the loan used to purchase the shares is repaid. The ESOP trustees, which are Company directors Joseph V. Stone, Jr., and H. Beaman Smith, vote all allocated shares in accordance with the instructions of the participating employees. Unallocated shares and shares for which no instructions have been received are voted by the trustees in the same proportion as shares for which the trustees have received timely voting instructions.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 15,000,000 shares of capital stock, par value $0.01 per share, the terms of which may be established by the board of directors without shareholder action. As of             , 2013, there were [—] shares of common stock outstanding and 20,000 shares of Series C preferred stock outstanding. There were also options with respect to [—] shares under our equity compensation plans, of which [•] were exercisable. An aggregate of [—] shares of common stock are subject to issuance pursuant to future awards under our existing equity compensation plans.

Common Stock

Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters presented to shareholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.

Dividends and Repurchases. The holders of our common stock are entitled to receive and share equally in any dividends as may be declared by our board of directors out of funds legally available for the payment of dividends. Under Maryland law, we may pay dividends if, after giving effect to such dividends, (1) we will be able to pay our indebtedness as such indebtedness becomes due in the usual course of business and (2) our total assets exceed our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights upon dissolution are superior to those receiving dividends.

As of June 30, 2013, we had approximately $12.4 million of junior subordinated debentures issued to two unconsolidated statutory trusts in connection with the issuance by each of the two trusts of trust preferred securities. The terms of the junior subordinated debentures provide that we may defer interest on such instruments for up to 20 consecutive quarters. As of June 30, 2013, we were current on the interest payable pursuant to the junior subordinated debentures. However, if we elect in the future to defer interest on such instruments, our ability to pay dividends on our common stock also will be subject to the prior payment of all accrued but unpaid interest on the junior subordinated debentures.

Liquidation. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive their pro rata portion of our remaining assets after payment, or provision for payment, of all our debts and liabilities and the holders our preferred stock, if any, have been paid in full any sums to which they may be entitled.

No Preemptive or Redemption Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock. Our board of directors may, from time to time, by action of a majority, authorize the issuance of shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions, of such shares of preferred stock.

Series C Preferred Stock

The following is a summary of the material terms of the Series C preferred stock. This summary does not purport to be complete, and is subject to and qualified in its entirety by reference to the Amended and Restated Articles Supplementary for the Series C preferred stock that was filed with the SEC and is also available upon request from us.

Dividends. The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate can fluctuate on a quarterly basis during the first 10 quarters during which the Series C preferred stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” of the Bank. Based upon the increase in the Bank’s level of QSBL over a baseline level, the dividend rate for the initial dividend period has been set at one percent. For the second through ninth calendar quarters, the dividend rate may be adjusted to between one percent and five percent per annum, to reflect the amount of change in the Bank’s level of QSBL. As of June 30, 2013, the dividend rate remains at one percent. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C preferred stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent and seven percent based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9%.

Dividends on the Series C preferred stock will be non-cumulative. If for any reason our Board of Directors does not declare a dividend on the Series C preferred stock for a particular dividend period, then the holders of the Series C preferred stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. We must, however, within five calendar days, deliver to the holders of the Series C preferred stock a written notice executed by our Chief Executive Officer and Chief Financial Officer stating our Board of Directors’ rationale for not declaring dividends. Our failure to pay a dividend on the Series C preferred stock also will restrict our ability to pay dividends on and repurchase other classes and series of our stock.

When dividends have not been declared and paid in full on the Series C preferred stock for an aggregate of four or more dividend periods, and during that time we were not subject to a regulatory determination that prohibits the declaration and payment of dividends, we must, within five calendar days of each missed payment, deliver to the holders of the Series C preferred stock a certificate executed by at least a majority of the members of our Board of Directors stating that it used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations. In addition, our failure to pay dividends on the Series C preferred stock for five or more dividend periods will give the holders of the Series C preferred stock the right to appoint a non-voting observer on our Board of Directors, and our failure to pay dividends on the Series C preferred stock for six or more dividend periods will give the holders of the Series C preferred stock the right to elect two directors.

No Sinking Fund. The Series C preferred stock is not subject to any sinking fund.

Priority of Dividends and Restrictions on Repurchases.

Priority of Dividends. So long as any share of the Series C preferred stock remains outstanding, we may declare and pay dividends on our common stock only if full dividends on all outstanding shares of Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid in full on the Series C preferred stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock.

Restrictions on Repurchases. So long as any share of the Series C preferred stock remains outstanding, we may repurchase or redeem shares of our common stock, only if dividends on all outstanding shares of Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the Series C preferred stock as of the applicable record date).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Series C preferred stock will be entitled to receive for each share of Series C preferred stock, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock payment of an amount equal to the sum of (1) the $1,000 liquidation preference amount per share and (2) the amount of any accrued and unpaid dividends on the Series C preferred stock.

For purposes of the liquidation rights of the Series C preferred stock, neither a merger nor consolidation of the Company with another entity nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemption and Repurchases. The Series C preferred stock may be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

To exercise the optional redemption right, we must give notice of the redemption to the holders of record of the Series C preferred stock, not less than 30 days and not more than 60 days before the date of redemption. The notice of redemption given to a holder of Series C preferred stock must state: (1) the redemption date; (2) the number of shares of Series C preferred stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series C preferred stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors or a committee of the board of directors determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the Series C preferred stock are redeemed.

Shares of Series C preferred stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series C preferred stock.

Conversion. Holders of the Series C preferred stock have no right to exchange or convert their shares into any other securities.

Voting Rights. The holders of the Series C preferred stock do not have voting rights other than with respect to certain matters relating to the rights of holders of Series C preferred stock, on certain corporate transactions and, if applicable, the election of additional directors described above.

In addition to any other vote or consent required by law or by our articles of incorporation, the written consent of (x) the Treasury, if the Treasury holds any shares of Series C preferred stock, or (y) the holders of a majority of the outstanding shares of Series C preferred stock, voting as a single class, if the Treasury does not hold any shares of Series C preferred stock, is required to:

•	amend our articles of incorporation or the Certificate of Designation for the Series C preferred stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series C preferred stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•	amend our articles of incorporation or the Certificate of Designation for the Series C preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock;

•

consummate a binding share exchange or reclassification involving the Series C preferred stock or a merger or consolidation of the Company with another entity, unless (1) the shares of Series C preferred stock remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (2) the shares of Series C preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to consummation of the transaction, taken as a whole;

•	sell all, substantially all or any material portion of, the assets of the Company, if the Series C preferred stock will not be redeemed in full contemporaneously with the consummation of such sale; or

•	consummate a Holding Company Transaction (as defined below), unless as a result of the Holding Company Transaction each share of Series C preferred stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of the Company or the acquiror (the “Holding Company Preferred Stock”). Any such Holding Company Preferred Stock must entitle its holders to dividends from the date of issuance of such stock on terms that are equivalent to the terms of the Series C preferred stock, and must have such other rights, preferences, privileges and voting powers, and limitations and restrictions that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of Preferred Stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to the Series C preferred stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon the liquidation, dissolution or winding up of the Company, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock and will not require the vote or consent of the holders of the Series C preferred stock.

A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (1) becoming the direct or indirect ultimate beneficial owner of common equity of the Company representing more than 50% of the voting power of the outstanding shares of our Common Stock or (2) being otherwise required to consolidate the Company for GAAP purposes, or (b) any consolidation or merger of the Company or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets to any person other than one of our subsidiaries; provided that, in the case of either clause (a) or (b), the Company or the acquiror is or becomes a bank holding company or savings and loan holding company.

To the extent holders of the Series C preferred stock are entitled to vote, holders of shares of the Series C preferred stock will be entitled to one for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series C preferred stock would otherwise be required, all outstanding shares of the Series C preferred stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been deposited by us in trust for the redemption.

Certain Charter and Bylaw Provisions Affecting Stock

Our articles of incorporation and bylaws contain several provisions that may make us less attractive target for an acquisition of control by anyone who does not have the support of our board of directors. Such provisions include, among other things, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, a staggered board of directors, and the limitation that shareholder actions may only be taken at a meeting and may not be taken by unanimous written shareholder consent. The foregoing is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, both of which are on file with the SEC.

Maryland Corporate Law

Maryland law contains certain provisions, described below, which may be applicable to Tri-County Financial.

Business Combinations with Interested Shareholders. The articles of incorporation require the approval of the holders of at least 80% of Tri-County Financial’s outstanding shares of voting stock entitled to vote to approve certain “business combinations” with a “related person.” This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of those members of Tri-County Financial’s board of directors who are unaffiliated with the related person and who were directors before the time when the related person became a related person.

The term “related person” includes any individual, group acting in concert, corporation, partnership, association or other entity (other than Tri-County Financial or its subsidiary) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of Tri-County Financial.

A “business combination” includes:

•	any merger or consolidation of the Company or a subsidiary of the Company with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage, or any other security device, of all or any substantial part of the assets of the Company (including without limitation any voting securities of a subsidiary) or of a subsidiary, to a related person;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to the Company or a subsidiary of the Company;

•	the issuance of any securities of the Company or a subsidiary of the Company to a related person; and

•	any reclassification of the common stock of the Company, or any recapitalization involving the common stock of the Company.

Control Share Acquisitions. Maryland general corporation law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	20% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special shareholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to the absence of voting rights as of the date of the last control share acquisition or of any shareholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the stock determined for appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisition previously approved or exempted by a provision in the articles of incorporation or bylaws of the corporation.

Restrictions on Ownership

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as Tri-County Financial, could constitute acquisition of control of the bank holding company. Maryland law generally requires the prior approval of the Maryland Commissioner before a person, group of persons, or company may acquire 25% or more of our voting stock or otherwise exercise a controlling influence over the direction of the management or policy of Tri-County Financial or Community Bank.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Keefe, Bruyette & Woods, Inc., as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill + Partners, L.P.

The underwriting agreement provides that the underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customer closing documents and legal opinions to the underwriters.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. Keefe, Bruyette & Woods, Inc., as representative for the underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 210,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer shares of our common stock directly to the public at $[—] per share and to certain dealers at such price less a concession not in excess of $[—] per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $[—] per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discounts and commissions

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions and expenses, will be approximately $400,000. In addition, we have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses (including the fees and disbursements of their counsel) in an amount not to exceed $150,000.

Lock-Up Agreements

We, our executive officers and directors have each agreed that for a period of 90 days from the date of this prospectus, neither we nor any of our executive officers or directors will, without the prior written consent of Keefe, Bruyette & Woods, Inc. as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Keefe, Bruyette & Woods, Inc. in its sole discretion may release the securities subject to these lock-up agreements at any time without notice.

This 90-day restricted period will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) before the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

The underwriters have reserved for sale at the offering price being paid by investors up to [—] shares of common stock being offered by this prospectus for sale to our shareholders as of             , 2013. The sales will be made by the underwriters through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 90-day lock-up agreements described above.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act as set forth below:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Kilpatrick Townsend & Stockton LLP, Washington, DC. Certain legal matters with respect to this offering will be passed upon for the underwriters by Elias, Matz, Tiernan & Herrick L.L.P. Gary R. Bronstein, a partner in the law firm of Kilpatrick Townsend & Stockton LLP, beneficially owns 12,499 shares of Tri-County Financial common stock.

EXPERTS

The consolidated financial statements of Tri-County Financial as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, included in this prospectus and the registration statement have been included in reliance upon the report of Stegman & Company, an independent registered public accounting firm, appearing elsewhere herein on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, including certain exhibits and schedules. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement or a document incorporated herein. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus certain information that we file with the SEC. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Date Filed (as applicable)

Annual Report on Form 10-K	Year ended December 31, 2012

Quarterly Report on Form 10-Q	Quarters ended June 30, 2013 and March 31, 2013

Current Reports on Form 8-K (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K)	Filed on May 7, 2013 and April 26, 2013

The information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A	Filed on April 4, 2013

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this prospectus through us, or from the SEC through the SEC’s web site at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Tri-County Financial Corporation

3035 Leonardtown Road

Waldorf, Maryland 20601

Attention: Marlene Smith

Telephone: (301) 645-5601

In addition, we maintain a corporate web site, www.cbtc.com. On our web site, we make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish it to, the SEC. This reference to our web site is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the web site into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Tri-County Financial Corporation

Waldorf, Maryland

We have audited the accompanying consolidated balance sheets of Tri-County Financial Corporation. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri-County Financial Corporation. as of December 31, 2012 and 2011, and the results of their consolidated operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 15, 2013

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

June 30, 2013, December 31, 2012 and 2011

	(Unaudited) June 30, 2013	December 31,
		2012	2011
Assets
Cash and due from banks	$10,768,998	$10,696,653	$13,074,091
Federal funds sold	3,470,000	190,000	5,040,000
Interest-bearing deposits with banks	1,336,720	409,002	1,004,098
Securities available for sale (AFS), at fair value	54,103,851	47,205,663	41,827,612
Securities held to maturity (HTM), at amortized cost	99,896,483	112,619,434	153,516,839
Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock – at cost	6,666,550	5,476,050	5,587,000
Loans held for sale	320,000	—	—
Loans receivable – net of allowance for loan losses of $8,033,553, $8,246,957 and $7,655,041	745,251,604	747,640,752	710,088,775
Premises and equipment, net	19,289,816	19,782,236	16,440,902
Other real estate owned (OREO)	6,932,177	6,891,353	5,028,513
Accrued interest receivable	2,902,627	2,904,325	3,027,784
Investment in bank owned life insurance	19,039,007	18,730,580	18,098,085
Other assets	10,124,507	9,093,164	10,746,024

Total Assets	$980,102,340	$981,639,212	$983,479,723

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Noninterest-bearing deposits	$89,565,889	$102,319,581	$81,097,622
Interest-bearing deposits	695,115,348	717,910,707	746,155,579

Total deposits	784,681,237	820,230,288	827,253,201
Short-term borrowings	24,000,000	1,000,000	—
Long-term debt	70,501,763	60,527,208	60,576,595
Guaranteed preferred beneficial interest in junior subordinated debentures (TRUPS)	12,000,000	12,000,000	12,000,000
Accrued expenses and other liabilities	7,846,870	8,834,455	8,195,829

Total Liabilities	899,029,870	902,591,951	908,025,625

Stockholders’ Equity
Preferred Stock, Senior Non-Cumulative Perpetual, Series C – par value $1,000; authorized 20,000; issued 20,000	20,000,000	20,000,000	20,000,000
Common stock – par value $.01; authorized – 15,000,000 shares; issued 3,045,543, 3,052,416 and 3,026,557 shares at June 30, 2013, December 31, 2012 and 2011, respectively	30,455	30,524	30,266
Additional paid in capital	18,222,907	17,873,560	17,367,403
Retained earnings	44,283,597	41,986,633	38,712,194
Accumulated other comprehensive (loss) gain	(679,594)	139,184	289,599
Unearned ESOP shares	(784,895)	(982,640)	(945,364)

Total Stockholders’ Equity	81,072,470	79,047,261	75,454,098

Total Liabilities and Stockholders’ Equity	$980,102,340	$981,639,212	$983,479,723

See notes to Consolidated Financial Statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Six Months Ended June 30, 2013 and 2012 and Years Ended December 31, 2012 and 2011

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Interest and Dividend Income
Loans, including fees	$18,363,746	$18,511,260	$37,145,915	$36,383,142
Taxable interest and dividends on investment securities	1,221,040	1,696,918	3,132,540	3,559,903
Interest on deposits with banks	5,284	2,748	14,426	16,349

Total Interest and Dividend Income	19,590,070	20,210,926	40,292,881	39,959,394

Interest Expenses
Deposits	2,967,301	4,609,719	8,396,342	10,718,170
Short-term borrowings	37,827	31,751	50,774	49,223
Long-term debt	1,036,414	1,147,556	2,157,122	2,353,649

Total Interest Expenses	4,041,542	5,789,026	10,604,238	13,121,042

Net Interest Income	15,548,528	14,421,900	29,688,643	26,838,352
Provision for loan losses	354,600	777,505	2,528,681	4,087,151

Net Interest Income After Provision For Loan Losses	15,193,928	13,644,395	27,159,962	22,751,201

Noninterest Income
Loan appraisal, credit, and miscellaneous charges	319,149	383,441	968,097	789,883
Gain on sale of asset	11,000	—	—	22,500
Net (losses) gains on sale of OREO	—	(96,917)	88,351	454,339
Net losses on sale of investment securities	—	—	(3,736)	—
Income from bank owned life insurance	308,427	319,117	632,496	650,393
Service charges	1,103,180	1,001,903	2,096,118	1,988,947
Gain on sale of loans held for sale	516,050	135,341	628,701	286,978

Total Noninterest Income	2,257,806	1,742,885	4,410,027	4,193,040

Noninterest Expense
Salary and employee benefits	7,146,606	6,490,079	13,486,424	11,082,386
Occupancy expense	1,052,250	901,791	1,894,421	1,833,466
Advertising	272,731	259,091	542,254	491,789
Data processing expense	730,314	789,593	1,550,956	1,305,601
Professional fees	461,691	568,504	1,009,740	997,114
Depreciation of furniture, fixtures, and equipment	389,522	297,289	680,301	435,551
Telephone communications	102,729	92,086	184,057	174,748
Office supplies	109,468	133,990	256,634	184,820
FDIC Insurance	574,269	891,202	1,256,889	1,428,949
Valuation allowance on OREO	329,976	626,176	674,205	1,963,227
Other	1,079,688	1,211,304	2,267,969	2,351,551

Total Noninterest Expenses	12,249,244	12,261,105	23,803,850	22,249,202

Income before income taxes	5,202,490	3,126,175	7,766,139	4,695,039
Income tax expense	1,898,650	1,079,770	2,776,225	1,533,575

Net Income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Preferred stock dividends	100,000	100,000	200,000	672,488

Net Income Available to Common Shareholders	$3,203,840	$1,946,405	$4,789,914	$2,488,976

Net Income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Net unrealized holding (losses) gains arising during period, net of tax	(818,778)	7,751	(150,415)	(121,589)

Comprehensive Income	$2,485,062	$2,054,156	$4,839,499	$3,039,875

Earnings Per Common Share
Basic	$1.06	$0.64	$1.57	$0.83
Diluted	$1.05	$0.64	$1.57	$0.82
Cash dividends paid per common share	$0.20	$0.40	$0.40	$0.40

See notes to Consolidated Financial Statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2013 and Years Ended December 31, 2012 and 2011

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
Balance at January 1, 2011	$16,317,000	$30,026	$16,962,460	$37,892,557	$411,188	$(508,304)	$71,104,927
Comprehensive Income
Net income				3,161,464			3,161,464
Unrealized holding loss on investment securities net of tax of $64,419					(128,840)		(128,840)
Other than temporary impairment amortization on HTM securities net of tax of $3,735					7,251		7,251

Total Comprehensive Income							3,039,875
Cash dividend at $0.40 per common share				(1,209,856)			(1,209,856)
Preferred stock dividends				(722,243)			(722,243)
Exercise of stock options		238	121,081				121,319
Net change in unearned ESOP shares		87				(437,060)	(436,973)
Repurchase of common stock		(237)		(409,728)			(409,965)
Stock based compensation		152	253,314				253,466
Tax effect of the ESOP dividend			30,548				30,548
Redemption of capital purchase program Series A and Series B Preferred Stock	(16,317,000)						(16,317,000)
Proceeds from issuance of Series C Preferred Stock to Small Business Lending Fund	20,000,000	—	—	—	—	—	20,000,000

Balance at December 31, 2011	20,000,000	30,266	17,367,403	38,712,194	289,599	(945,364)	75,454,098
Comprehensive Income
Net Income				4,989,914			4,989,914
Unrealized holding loss on investment securities net of tax of $81,222					(157,666)		(157,666)
Other than temporary impairment amortization on HTM securities net of tax of $3,735					7,251		7,251

Total Comprehensive Income							4,839,499
Cash dividend at $0.40 per common share				(1,216,570)			(1,216,570)
Preferred stock dividends				(205,001)			(205,001)
Exercise of stock options		111	82,439				82,550
Net change in unearned ESOP shares		77				(37,276)	(37,199)
Repurchase of common stock		(184)		(293,904)			(294,088)
Stock Based Compensation		254	388,461				388,715
Tax effect of the ESOP dividend	—	—	35,257	—	—	—	35,257

Balance at December 31, 2012	20,000,000	30,524	17,873,560	41,986,633	139,184	(982,640)	79,047,261

(Unaudited)
Comprehensive Income
Net Income				3,303,840			3,303,840
Unrealized holding loss on investment securities net of tax of $423,662					(822,402)		(822,402)
Other than temporary impairment amortization on HTM securities net of tax of $1,868					3,624		3,624

Total Comprehensive Income							2,485,062
Cash dividends at $0.20 per common share				(609,238)			(609,238)
Preferred stock dividends				(100,000)			(100,000)
Share adjustment							—
Exercise of stock options		77	75,158				75,235
Net change in unearned ESOP shares		(121)	238			197,745	197,862
Repurchase of common stock		(164)	—	(297,638)			(297,802)
Stock based compensation		139	248,990				249,129
Tax effect of exercise of stock based compensation			6,999				6,999
Tax effect of the ESOP dividend	—	—	17,962	—	—	—	17,962

Balance at June 30, 2013	$20,000,000	$30,455	$18,222,907	$44,283,597	$(679,594)	$(784,895)	$81,072,470

See notes to Consolidated Financial Statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2013 and 2012 and Years Ended December 31, 2012 and 2011

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Cash Flows from Operating Activities
Net income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	354,600	777,505	2,528,681	4,087,151
Depreciation and amortization	648,119	521,935	1,173,141	904,103
Loans originated for resale	(17,882,950)	(3,292,600)	(14,078,800)	(9,747,000)
Proceeds from sale of loans originated for sale	17,963,029	3,402,426	14,606,301	9,968,715
Gain on sale of loans held for sale	(516,050)	(135,341)	(628,701)	(286,978)
Net losses (gains) on the sale of OREO	—	96,917	(88,351)	(454,339)
Losses on sales of HTM investment securities	—	—	157,153	—
Gains on sales of AFS investment securities	—	—	(153,417)	—
Gain on sale of asset	(11,000)	—	—	(22,500)
Net amortization of premium/discount on investment securities	327,305	204,597	470,340	245,650
Increase in OREO valuation allowance	329,976	626,176	674,205	1,963,227
Increase in cash surrender of bank owned life insurance	(308,427)	(319,116)	(632,495)	(650,393)
Deferred income tax benefit	(96,796)	(345,542)	(868,928)	(646,717)
Decrease (Increase) in accrued interest receivable	1,698	(51,308)	123,459	(243,388)
Stock based compensation	249,129	263,612	388,715	253,466
Increase (Decrease) in deferred loan fees	265,828	(11,099)	131,748	(139,826)
(Decrease) Increase in accounts payable, accrued expenses and other liabilities	(987,585)	(9,524)	638,626	1,387,446
(Increase) Decrease in other assets	(505,754)	1,388,154	2,599,275	542,387

Net Cash Provided by Operating Activities	3,134,962	5,163,197	12,030,866	10,322,468

Cash Flows from Investing Activities
Purchase of AFS investment securities	(13,464,967)	(10,077,772)	(25,542,275)	(18,994,828)
Proceeds from redemption or principal payments of AFS investment securities	5,234,496	11,252,526	17,962,350	11,983,674
Purchase of HTM investment securities	(10,932,813)	(849,785)	(16,357,484)	(72,541,253)
Proceeds from maturities or principal payments of HTM investment securities	23,420,169	27,246,045	53,486,964	45,712,623
Net (increase) decrease of FHLB and FRB stock	(1,190,500)	(193,450)	110,950	728,600
Loans originated or acquired	(112,182,444)	(125,552,773)	(246,256,056)	(269,796,003)
Principal collected on loans	113,696,335	98,929,725	203,351,644	204,254,129
Purchase of premises and equipment	(155,699)	(3,403,294)	(4,514,475)	(5,212,864)
Proceeds from sale of OREO	—	299,302	344,512	9,952,873
Proceeds from sale of HTM investment securities	—	—	3,641,805	—
Proceeds from sale of AFS investment securities	—	—	1,626,016	—
Proceeds from disposal of asset	11,000	—	—	22,500

Net Cash Provided by (Used in) Investing Activities	$4,435,577	$(2,349,476)	$(12,146,049)	$(93,890,549)

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2013 and 2012 and Years Ended December 31, 2012 and 2011

(continued)

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Cash Flows from Financing Activities
Net (decrease) increase in deposits	$(35,549,051)	$(11,478,877)	$(7,022,913)	$102,670,875
Proceeds from long-term borrowings	10,000,000	—	—	—
Payments of long-term borrowings	(25,445)	(24,447)	(49,387)	(10,047,449)
Net increase (decrease) in short term borrowings	23,000,000	3,000,000	1,000,000	(816,422)
Exercise of stock options	75,235	67,391	82,550	121,319
Proceeds from Small Business Lending Fund Preferred Stock	—	—	—	20,000,000
Redemption of Troubled Asset Relief Program Preferred Stock	—	—	—	(16,317,000)
Dividends paid	(709,238)	(1,321,571)	(1,421,571)	(1,932,099)
Net change in unearned ESOP shares	215,824	(1,942)	(1,942)	(406,425)
Redemption of common stock	(297,801)	(153,800)	(294,088)	(409,965)

Net Cash (Used in) Provided by Financing Activities	(3,290,476)	(9,913,246)	(7,707,351)	92,862,834

Increase (Decrease) in Cash and Cash Equivalents	4,280,063	(7,099,525)	(7,822,534)	9,294,753
Cash and Cash Equivalents – beginning of period	11,295,655	19,118,189	19,118,189	9,823,436

Cash and Cash Equivalents – end of period	$15,575,718	$12,018,664	$11,295,655	$19,118,189

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for
Interest	$4,017,398	$5,797,788	$10,652,537	$13,223,072

Income taxes	$2,600,000	$1,020,000	$2,225,609	$2,381,137

Supplemental Schedule of Non-Cash Operating Activities
Issuance of common stock for payment of compensation	$249,129	$263,612	$388,715	$253,466

Transfer from loans to OREO	$370,800	$1,555,770	$4,020,494	$7,878,778

Transfer of OREO to loans	$—	$—	$1,038,000	$3,177,855

See notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Tri-County Financial Corporation and its wholly owned subsidiary Community Bank of Tri-County (the “Bank”), and the Bank’s wholly owned subsidiary Community Mortgage Corporation of Tri-County (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry.

There have been no significant changes to the Company’s accounting policies as disclosed in the 2012 Annual Report. Certain previously reported amounts have been restated to conform to the 2013 presentation.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s 2012 Annual Report and 10-K filing.

Unaudited Interim Financial Data – The interim financial data is unaudited. However, in the opinion of management, the interim data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period.

Nature of Operations

The Company provides a variety of financial services to individuals and businesses through its offices in Southern Maryland and King George, Virginia. Its primary deposit products are demand, savings and time deposits, and its primary lending products are commercial and residential mortgage loans, commercial loans, construction and land development loans, home equity and second mortgages and commercial equipment loans.

Use of Estimates

In preparing Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of OREO and deferred tax assets.

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located in the county of King George, Virginia and the Southern Maryland counties of Calvert, Charles and St. Mary’s. Note 4 discusses the types of securities held by the Company. Note 5 discusses the type of lending in which the Company is engaged. The Company does not have significant concentration in any one customer or industry.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity (HTM)” and recorded at amortized cost. Securities purchased and held principally for trading in the near term are classified as “trading securities.” Securities not classified as held to maturity or trading securities, including equity securities with readily determinable fair values, are classified as “available for sale (AFS)” and recorded at estimated fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the estimated fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near term prospects of the issuer; and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Investments in Federal Reserve Bank and Federal Home Loan Bank of Atlanta stocks are recorded at cost and are considered restricted as to marketability. The Bank is required to maintain investments in the Federal Reserve Bank as a condition of membership and the Federal Home Loan Bank based upon levels of borrowings.

Debt securities are evaluated quarterly to determine whether a decline in their value is other-than-temporary. The term “other-than-temporary” is not necessarily intended to indicate a permanent decline in value. It means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Under the revised guidance, for recognition and presentation of other-than-temporary impairments the amount of other-than-temporary impairment that is recognized through earnings for debt securities is determined by comparing the present value of the expected cash flows to the amortized cost of the security. The discount rate used to determine the credit loss is the expected book yield on the security.

Loans Held for Sale

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Fair value is derived from secondary market quotations for similar instruments. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Residential mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, using the specific identification method.

The Company enters into contractual commitments with potential borrowers, including loan commitments and rate-lock commitments for the origination of residential mortgage loans that will be held for sale in the secondary market. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and subsequently closes within the timeframe established by the Company.

The interest rate-lock commitments are derivative financial instruments. Interest rate risk arises on these commitments and subsequently closed loans held for sale if interest rates change between the time of interest rate-lock and the delivery of the loan to a secondary market investor. To mitigate interest rate risk, the Company sells certain loans forward into the secondary market at a specified price with a specified date on a best efforts basis. These forward sales, which are entered into as a result of an interest rate-lock commitment with the Bank’s customer, are derivative financial instruments. The Company does not recognize gains or losses due to interest rate changes for loans sold forward on a best effort basis.

Loans Receivable

The Company originates real estate mortgages, construction and land development loans, commercial loans and consumer loans. A substantial portion of the loan portfolio is comprised of loans throughout Southern Maryland. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Non-accrual loans can include performing loans that are placed on non-accrual status due to customer operating results and cash flows. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Non-accrual loans are evaluated for impairment on a loan-by-loan basis in accordance with the Company’s impairment methodology.

Consumer loans are typically charged-off no later than 90 days past due. Mortgage and commercial loans are fully or partially charged-off when in management’s judgment all reasonable efforts to return a loan to performing status have occurred. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected from loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses and Impaired Loans

The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the composition and size of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of a general and a specific component. The general component is based upon historical loss experience and a review of qualitative risk factors by portfolio segment (See Note 5 for a description of portfolio segments). The historical loss experience factor is tracked over various time horizons for each portfolio segment. It is weighted as the most important factor of the general component of the allowance. The Company considers qualitative factors in addition to the loss experience factor. These include trends by portfolio segment in charge-offs, delinquency, classified loans, loan concentrations and the rate of portfolio segment growth. Qualitative factors also include an assessment of the current regulatory environment, the quality of credit administration and loan portfolio management and national and local economic trends.

The specific component of the allowance for loan losses relates to individual impaired loans with an identified impairment loss. The Company evaluates substandard and doubtful classified loans, loans delinquent 90 days or greater, non-accrual loans and troubled debt restructured loans (“TDRs”) to determine whether a loan is impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis, taking into consideration the circumstances surrounding the loan. These circumstances include the length of the delay, the reasons for the delay, the borrower’s payment record and the amount of the shortfall in relation to the principal and interest owed. Loans not impaired are included in the pool of loans evaluated in the general component of the allowance.

If a specific loan is deemed to be impaired it is evaluated for impairment. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than carrying value of that loan.

The Company considers all TDRs to be impaired and defines TDRs as loans whose terms have been modified to provide for a reduction or a delay in the payment of either interest or principal because of deterioration in the financial condition of the borrower. A loan extended or renewed at a stated interest rate equal to the current interest rate for new debt with similar risk is not considered a TDR. Once an obligation has been classified as a TDR it continues to be considered a TDR until paid in full or until the loan returns to performing status and yields a market interest rate equal to the current interest rate for new debt with similar risk. TDRs are evaluated for impairment on a loan by loan basis in accordance with the Company’s impairment methodology. The Company does not participate in any specific government or Company-sponsored loan modification programs. All restructured loan agreements are individual contracts negotiated with a borrower.

Servicing

Servicing assets are recognized as separate assets when rights are acquired the purchase or sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing based on relative estimated fair value. Estimated fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Premises and Equipment

Land is carried at cost. Premises, improvements and equipment are carried at cost, less accumulated depreciation and amortization, computed by the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and Improvements: 10 to 50 years

Furniture and Equipment: three to 15 years

Automobiles: five years

Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of premises and equipment are capitalized.

Other Real Estate Owned (“OREO”)

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or estimated fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or estimated fair value less the cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in noninterest expense. Gains or losses on disposition are included in noninterest income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws and when it is considered more likely than not that deferred tax assets will be realized. It is the Company’s policy to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

Off Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit, letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Stock-Based Compensation

The Company has stock option and incentive arrangements to attract and retain key personnel in order to promote the success of the business. In May 2005, the 2005 Equity Compensation Plan (the “Plan”) was approved by the shareholders and authorizes the issuance of restricted stock, stock appreciation rights, stock units and stock options to the Board of Directors and key employees.

Compensation cost for all stock-based awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience.

The Company and the Bank currently maintain incentive compensation plans which provide for payments to be made in cash, stock options or other share-based compensation. The Company has accrued the full amounts due under these plans, but as of year-end, it is not possible to identify the portion that will be paid out in the form of share-based compensation.

Earnings Per Common Share (EPS)

Basic earnings per common share represents income available to common stockholders, divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method. As of June 30, 2013 (unaudited) and 2012 (unaudited) and December 31, 2012 and 2011, there were 101,549, 187,367, 184,201 and 102,524 options, respectively, which were excluded from the calculation as their effect would be anti-dilutive, because the exercise price of the options were greater than the average market price of the common shares.

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Net Income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Less: dividends paid and accrued on preferred stock	(100,000)	(100,000)	(200,000)	(672,488)

Net income available to common shareholders	$3,203,840	$1,946,405	$4,789,914	$2,488,976

Average number of common shares outstanding	3,026,651	3,041,679	3,043,039	3,016,286
Effect of dilutive options	22,597	14,841	12,323	36,524

Average number of shares used to calculate diluted EPS	3,049,248	3,056,520	3,055,362	3,052,810

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as components of comprehensive income in the Consolidated Statements of Income and Comprehensive Income. Additionally, the Company discloses accumulated other comprehensive income as a separate component in the equity section of the balance sheet.

Recent Accounting Pronouncements

Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2011-03; “Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements.” ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and

(2i) the collateral maintenance guidance related to that criterion. ASU 2011-03 was effective for the Company on January 1, 2012 and did not have a material impact on the Company’s consolidated financial statements.

ASU 2011-04; “Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends Topic 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 was effective for the Company January 1, 2012 and did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2011-12; “Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income (“AOCI”) in ASU No. 2011-05.” ASU No. 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments on the face of the financial statements. The presentation of reclassifications out of AOCI before the effective date of ASU No. 2011-05 is allowed until the FASB issues final guidance. All other requirements of ASU No. 2011-05 are not affected.

ASU No. 2011-11; “Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 amends Topic 210 “Balance Sheet,” to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements, borrowing/lending arrangements and derivative instruments with a right of offset. ASU 2011-11 was effective for the Company beginning on January 1, 2013 and did not have a material impact on the Company’s consolidated financial statements.

ASU 2013-02 – Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The new guidance requires the presentation of significant amounts reclassified in a separate footnote and cross referencing to related footnote disclosures, if applicable. ASU 2013-02 was effective for the Company prospectively beginning on January 1, 2013 and did have a material impact on the Company’s consolidated financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC Topic 820, “Fair Value Measurements” and FASB ASC Topic 825, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. FASB ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

FASB ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under FASB ASC Topic 820, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s monthly or quarterly valuation process.

There were no transfers between levels of the fair value hierarchy and the Company had no Level 3 fair value assets or liabilities for the six months ended June 30, 2013 (unaudited) and years ended December 31, 2012 and 2011, respectively.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities (“GSEs”), municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans Receivable

The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Management estimates the fair value of impaired loans using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At June 30, 2013 (unaudited) and December 31, 2012, substantially all of the impaired loans were evaluated based upon the fair value of the collateral. In accordance with FASB ASC 820, impaired loans where an allowance is established based on the fair value of collateral (loans with impairment) require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned (“OREO”)

OREO is adjusted for fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value and fair value. Fair value is based upon independent market prices, appraised value of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset at nonrecurring Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below present the recorded amount of assets as of June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 measured at fair value on a recurring basis.

	(Unaudited)
	June 30, 2013
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Asset-backed securities issued by GSEs
Collateralized Mortgage Obligations (“CMOs”)	$49,689,627	$—	$49,689,627	$—
Mortgage-Backed Securities (“MBS”)	217,102	—	217,102	—
Corporate equity securities	38,860	—	38,860	—
Bond mutual funds	4,158,262	—	4,158,262	—

Total available for sale securities	$54,103,851	$—	$54,103,851	$—

	December 31, 2012
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Asset-backed securities issued by GSEs
CMOs	$42,655,799	$—	$42,655,799	$—
MBS	231,386	—	231,386	—
Corporate equity securities	37,332	—	37,332	—
Bond mutual funds	4,281,146	—	4,281,146	—

Total available for sale securities	$47,205,663	$—	$47,205,663	$—

	December 31, 2011
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities
Asset-backed securities issued by GSEs
CMOs	$35,062,072	$—	$35,062,072	$—
MBS	2,648,043	—	2,648,043	—
Corporate equity securities	37,262	—	37,262	—
Bond mutual funds	4,080,235	—	4,080,235	—

Total available for sale securities	$41,827,612	$—	$41,827,612	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis as of June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 are included in the tables below.

	(Unaudited)
	June 30, 2013
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loans with impairment
Commercial real estate	$3,770,616	$—	$3,770,616	$—
Residential first mortgage	500,685	—	500,685	—
Construction and land development	1,038,300	—	1,038,300	—
Commercial loans	117,000	—	117,000	—

Total loans with impairment	$5,426,601	$—	$5,426,601	$—

Other real estate owned	$6,932,177	$—	$6,932,177	$—

	December 31, 2012
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loans with impairment
Commercial real estate	$2,028,534	$—	$2,028,534	$—
Residential first mortgage	602,290	—	602,290	—
Commercial loans	94,355	—	94,355	—

Total loans with impairment	$2,725,179	$—	$2,725,179	$—

Other real estate owned	$6,891,353	$—	$6,891,353	$—

	December 31, 2011
Description of Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loans with impairment
Commercial real estate	$1,170,467	$—	$1,170,467	$—
Construction and land development	1,313,550	—	1,313,550	—
Residential first mortgage	505,206	—	505,206	—
Commercial loans	5,110,241	—	5,110,241	—

Total loans with impairment	$8,099,464	$—	$8,099,464	$—

Other real estate owned	$5,028,513	$—	$5,028,513	$—

Loans with impairment have unpaid principal balances of $6,660,269, $4,272,836 and $10,096,399 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively, and include impaired loans with a specific allowance.

NOTE 3 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At June 30, 2013 (unaudited), December 31, 2012 and 2011, these reserve balances amounted to $275,000, $380,000 and $471,000, respectively.

NOTE 4 – SECURITIES

	(Unaudited) June 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale (AFS)
Asset-backed securities issued by GSEs
Residential MBS	$188,407	$28,695	$—	$217,102
Residential CMOs	50,618,010	119,451	1,047,834	49,689,627
Corporate equity securities	37,310	1,725	175	38,860
Bond mutual funds	4,056,354	101,908	—	4,158,262

Total securities available for sale	$54,900,081	$251,779	$1,048,009	$54,103,851

Securities held to maturity (HTM)
Asset-backed securities issued by GSEs:
Residential MBS	$25,259,406	$663,874	$204,768	$25,718,512
Residential CMOs	70,262,142	479,231	518,964	70,222,409
Asset-backed securities issued by Others:
Residential CMOs	3,524,982	160,767	459,895	3,225,854

Total debt securities held to maturity	99,046,530	1,303,872	1,183,627	99,166,775

U.S. government obligations	849,953	—	—	849,953

Total securities held to maturity	$99,896,483	$1,303,872	$1,183,627	$100,016,728

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale (AFS)
Asset-backed securities issued by GSEs
Residential MBS	$198,400	$32,986	$—	$231,386
Residential CMOs	42,507,542	266,775	118,518	42,655,799
Corporate equity securities	37,310	306	284	37,332
Bond mutual funds	4,012,609	268,537	—	4,281,146

Total securities available for sale	$46,755,861	$568,604	$118,802	$47,205,663

Securities held to maturity (HTM)
Asset-backed securities issued by GSEs
Residential MBS	$31,239,176	$1,237,277		$32,476,453
Residential CMOs	76,191,199	715,620	97,998	76,808,821
Asset-backed securities issued by others
Residential CMOs	4,439,118	197,028	484,343	4,151,803

Total debt securities held to maturity	111,869,493	2,149,925	582,341	113,437,077

U.S. government obligations	749,941	—	—	749,941

Total securities held to maturity	$112,619,434	$2,149,925	$582,341	$114,187,018

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale (AFS)
Asset-backed securities issued by GSEs
Residential MBS	$2,412,959	$235,084	$—	$2,648,043
Residential CMOs	34,848,180	248,508	34,616	35,062,072
Corporate equity securities	37,310	241	289	37,262
Bond mutual funds	3,840,473	239,762	—	4,080,235

Total securities available for sale	$41,138,922	$723,595	$34,905	$41,827,612

Securities held to maturity (HTM)
Asset-backed securities issued by GSEs
Residential MBS	$35,929,199	$854,497	$10,960	$36,772,736
Residential CMOs	106,998,467	1,104,141	27,411	108,075,197
Asset-backed securities issued by others
Residential CMOs	9,839,222	15,364	1,421,477	8,433,109

Total debt securities held to maturity	152,766,888	1,974,002	1,459,848	153,281,042

U.S. government obligations	749,951	—	—	749,951

Total securities held to maturity	$153,516,839	$1,974,002	$1,459,848	$154,030,993

At June 30, 2013 (unaudited) certain asset-backed securities with a carrying value of $10.6 million were pledged to secure certain deposits. At June 30, 2013 (unaudited), asset-backed securities with a carrying value of $3.3 million were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

At December 31, 2012, certain asset-backed securities with a carrying value of $29.9 million were pledged to secure certain deposits. At December 31, 2012, asset-backed securities with a carrying value of $5.6 million were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

At June 30, 2013 (unaudited), 98% of the asset-backed securities portfolio was rated AAA by Standard & Poor’s or the equivalent credit rating from another major rating agency. AFS asset-backed securities issued by GSEs had an average life of 4.12 years and an average duration of 3.78 years and are guaranteed by their issuer as to credit risk. HTM asset-backed securities issued by GSEs had an average life of 3.93 years and an average duration of 3.67 years and are guaranteed by their issuer as to credit risk.

At December 31, 2012, 97% of the asset-backed securities portfolio was rated AAA by Standard & Poor’s or the equivalent credit rating from another major rating agency. AFS asset-backed securities issued by GSEs had an average life of 3.43 years and average duration of 3.26 years and are guaranteed by their issuer as to credit risk. HTM asset-backed securities issued by GSEs had an average life of 3.43 years and average duration of 3.24 years and are guaranteed by their issuer as to credit risk.

At December 31, 2011, 96% of the asset-backed securities portfolio was rated AAA by Standard & Poor’s or the equivalent credit rating from another major rating agency. AFS asset-backed securities issued by GSEs had an average life of 1.65 years and average duration of 1.61 years and are guaranteed by their issuer as to credit risk. HTM asset-backed securities issued by GSEs had an average life of 2.72 years and average duration of 2.57 years and are guaranteed by their issuer as to credit risk.

We believe that AFS securities with unrealized losses will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to, hold these securities to maturity. We believe that the losses are the result of general perceptions of safety and creditworthiness of the entire sector and a general disruption of orderly markets in the asset class.

Management has the ability and intent to hold the HTM securities with unrealized losses until they mature, at which time the Company will receive full value for the securities. Because our intention is not to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, management considers the unrealized losses in the held-to-maturity portfolio to be temporary, except for the single CMO issue noted below, for which an other-than-temporary charge was recorded in 2009 in the amount of $148,000.

No charges related to other-than-temporary impairment were made during the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and the years ended December 31, 2012 and 2011. During the year ended December 31, 2009, the Company recorded a charge of $148,000 related to other-than-temporary impairment on a single HTM CMO issue. At June 30, 2013 (unaudited), the CMO issue had a par value of $925,000, a market fair value of $704,000 and a carrying value of $543,000. At December 31, 2012, the CMO issue has a par value of $961,000, a market fair value of $764,000 and a carrying value of $575,000.

During the fourth quarter of the year ended December 31, 2012, the Company recognized net losses on the sale of securities of $3,736. The Company sold one AFS security with a carrying value of $1,469,911 and three HTM securities with aggregate carrying values of $3,796,011, recognizing a gain of $153,417 and losses of $157,153, respectively. The sale of HTM securities was permitted under ASC 320 “Investments – Debt and Equity Securities.” ASC 320-10-25-6 permits the sale of HTM securities for certain changes in circumstances. The Company sold the HTM positions due to a significant deterioration in the issues’ creditworthiness and the increase in regulatory risk weights mandated for risk-based capital purposes. There were no sales of AFS and HTM securities during the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), and the year ended December 31, 2011, respectively.

Available for Sale Securities

Gross unrealized losses and estimated fair value by length of time that the individual AFS securities have been in a continuous unrealized loss position at June 30, 2013 (unaudited) were as follows:

	Less Than 12 Months		(Unaudited) More Than 12 Months		Total
June 30, 2013	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Losses
Asset-backed securities issued by GSEs	$31,329,612	$789,262	$4,690,434	$258,572	$36,020,046	$1,047,834
Asset-backed securities issued by other	135	175	—	—	135	175

	$31,329,747	$789,437	$4,690,434	$258,572	$36,020,181	$1,048,009

At June 30, 2013 (unaudited), the AFS investment portfolio had an estimated fair value of $54,103,851, of which $36,020,181 or 67% of the securities had some unrealized losses from their amortized cost. The securities with unrealized losses are predominantly mortgage-backed securities issued by GSEs.

AFS securities issued by GSEs are guaranteed by the issuer. Total unrealized losses on the asset-backed securities issued by GSEs were $1,047,834 or 2.06% of the portfolio amortized cost of $50,806,417. AFS asset-backed securities issued by GSEs with unrealized losses had an average life of 4.76 years and an average duration of 4.29 years. We believe that the securities will either recover in market value or be paid off as agreed.

At December 31, 2012, the AFS investment portfolio had a fair value of $47,205,663 with unrealized losses from their amortized cost of $118,802. Asset-backed securities and corporate securities with unrealized losses had a fair value of $11,956,182 and all unrealized losses were for less than twelve months. At December 31, 2011, the AFS investment portfolio had a fair value of $41,827,612 with unrealized losses from their amortized cost of $34,905. Asset-backed securities and corporate securities with unrealized losses had a fair value of $18,170,977 and all unrealized losses were for less than twelve months.

Held to Maturity Securities

Gross unrealized losses and estimated fair value by length of time that the individual HTM securities have been in a continuous unrealized loss position at June 30, 2013 (unaudited) were as follows:

	Less Than 12 Months		(Unaudited) More Than 12 Months		Total
June 30, 2013	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Losses
Asset-backed securities issued by GSEs	$31,299,839	$721,673	$3,796,303	$2,059	$35,096,142	$723,732
Asset-backed securities issued by other	—	—	2,408,611	459,895	2,408,611	459,895

	$31,299,839	$721,673	$6,204,914	$461,954	$37,504,753	$1,183,627

At June 30, 2013 (unaudited), the HTM investment portfolio had an estimated fair value of $100,016,728, of which $37,504,753 or 37%, of the securities had some unrealized losses from their amortized cost. Of these securities, $35,096,142 or 94%, are mortgage-backed securities issued by GSEs and the remaining $2,408,611 or 6%, were asset-backed securities issued by others.

HTM securities issued by GSEs are guaranteed by the issuer. Total unrealized losses on the asset-backed securities issued by GSEs were $723,732 or 0.76% of the portfolio amortized cost of $95,521,548. HTM asset-backed securities issued by GSEs with unrealized losses had an average life of 4.31 years and an average duration of 3.97 years. We believe that the securities will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to, hold these securities to maturity.

HTM asset-backed securities issued by others are collateralized mortgage obligation securities. All of the securities have credit support tranches that absorb losses prior to the tranches that the Company owns. The Company reviews credit support positions on its securities regularly. Total unrealized losses on the asset-backed securities issued by others were $459,895, or 13.05% of the portfolio amortized cost of $3,524,982. HTM asset-backed securities issued by others with unrealized losses had an average life of 3.50 years and an average duration of 2.61 years.

Gross unrealized losses and estimated fair value by length of time that the individual HTM securities have been in a continuous unrealized loss position at December 31, 2012 were as follows:

	Less Than 12 Months		More Than 12 Months		Total
December 31, 2012	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Losses
Asset-backed securities issued by GSEs	$14,253,558	$89,638	$6,132,036	$8,360	$20,385,594	$97,998
Asset-backed securities issued by other	—	—	3,057,666	484,343	3,057,666	484,343

	$14,253,558	$89,638	$9,189,702	$492,703	$23,443,260	$582,341

At December 31, 2012, the HTM investment portfolio had an estimated fair value of $114,187,018, of which $23,443,260, or 21% of the securities, had some unrealized losses from their amortized cost. Of these securities, $20,385,594 or 87%, are mortgage-backed securities issued by GSEs and the remaining $3,057,666 or 13%, were asset-backed securities issued by others.

HTM securities issued by GSEs are guaranteed by the issuer. Total unrealized losses on the asset-backed securities issued by GSEs were $97,998 or 0.09%, of the amortized cost of $107,430,375. HTM asset-backed securities issued by GSEs with unrealized losses had an average life of 1.85 years and an average duration of 1.72 years. We believe that the securities will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to, hold these securities to maturity.

HTM asset-backed securities issued by others are collateralized mortgage obligation securities. All of the securities have credit support tranches that absorb losses prior to the tranches that the Company owns. The Company reviews credit support positions on its securities regularly. Total unrealized losses on the asset-backed securities issued by others were $484,343, or 10.91%, of the amortized cost of $4,439,118. HTM asset-backed securities issued by others with unrealized losses had an average life of 3.17 years and an average duration of 2.40 years.

Gross unrealized losses and estimated fair value by length of time that the individual HTM securities have been in a continuous unrealized loss position at December 31, 2011 are as follows:

	Less Than 12 Months		More Than 12 Months		Total
December 31, 2011	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Losses
Asset-backed securities issued by GSEs	$30,220,777	$33,796	$2,847,703	$4,575	$33,068,480	$38,371
Asset-backed securities issued by other	131,301	11,507	6,632,200	1,409,970	6,763,501	1,421,477

	$30,352,078	$45,303	$9,479,903	$1,414,545	$39,831,981	$1,459,848

At December 31, 2011, the HTM investment portfolio had an estimated fair value of $154,030,993, of which $39,831,981, or 26% of the securities, had some unrealized losses from their amortized cost. Of these securities, $33,068,480, or 83%, are mortgage-backed securities issued by GSEs and the remaining $6,763,501, or 17%, were asset-backed securities issued by others.

HTM securities issued by GSEs are guaranteed by the issuer. Total unrealized losses on the asset-backed securities issued by GSEs were $38,371, or 0.03%, of the amortized cost of $142,927,666. HTM asset-backed securities issued by GSEs with unrealized losses had an average life of 2.06 years and an average duration of 1.96 years. We believe that the securities will either recover in market value or be paid off as agreed. The Company intends to, and has the ability to, hold these securities to maturity.

HTM asset-backed securities issued by others are collateralized mortgage obligation securities. All of the securities have credit support tranches that absorb losses prior to the tranches that the Company owns. The Company reviews credit support positions on its securities regularly. Total unrealized losses on the asset-backed securities issued by others were $1,421,477, or 14.45%, of the amortized cost of $9,839,222. HTM asset-backed securities issued by others with unrealized losses had an average life of 2.35 years and an average duration of 1.61 years.

Maturities

The amortized cost and estimated fair value of debt securities at June 30, 2013 (unaudited) and December 31, 2012, by contractual maturity, are shown below. The Company allocated the asset-backed securities into the four maturity groups listed below using the expected average life of the individual securities based on statistics provided by industry sources. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	(Unaudited)
	Available for Sale		Held to Maturity
June 30, 2013	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$4,056,354	$4,158,262	$849,953	$849,953
Asset-backed securities
Within one year	6,758,174	6,638,500	14,647,049	14,664,831
Over one year through five years	22,922,361	22,516,448	42,479,910	42,531,482
Over five years through ten years	14,676,733	14,416,835	27,668,244	27,701,834
After ten years	6,449,149	6,334,946	14,251,327	14,268,628

Total asset-backed securities	50,806,417	49,906,729	99,046,530	99,166,775

	$54,862,771	$54,064,991	$99,896,483	$100,016,728

	Available for Sale		Held to Maturity
December 31, 2012	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$4,012,609	$4,281,146	$749,941	$749,941
Asset-backed securities
Within one year	13,917,779	13,976,846	39,331,483	39,882,620
Over one year through five years	20,613,093	20,700,576	48,166,365	48,841,303
Over five years through ten years	6,485,711	6,513,237	17,127,683	17,367,686
After ten years	1,689,359	1,696,529	7,243,962	7,345,468

Total asset-backed securities	42,705,942	42,887,188	111,869,493	113,437,077

	$46,718,551	$47,168,334	$112,619,434	$114,187,018

Credit Quality of Asset-Backed Securities

The tables below present the Standard & Poor’s or equivalent credit rating from other major rating agencies for AFS and HTM asset-backed securities issued by GSEs and others at June 30, 2013 (unaudited), December 31, 2012 and 2011 by carrying value. The Company considers noninvestment grade securities rated BB+ or lower as classified assets for regulatory and financial reporting. GSE asset-backed security downgrades by Standard and Poor’s were treated as AAA based on regulatory guidance.

(Unaudited) June 30, 2013		December 31, 2012		December 31, 2011
Credit Rating	Amount	Credit Rating	Amount	Credit Rating	Amount
AAA	$145,428,310	AAA	$150,317,560	AAA	$181,958,323
A+	—	A+	—	A+	142,808
A	—	A	110,780	A	—
BBB	701,888	BBB	978,043	BBB	1,258,268
BBB-	113,154	BBB-	322,329	BBB-	1,061,017
BB+	—	BB+	—	BB+	1,240,901
BB	887,302	BB	1,069,517	BB	337,998
BB-	—	BB-	68,604	BB-	615,716
B+	67,454	B+	1,008,126	B+	246,345
CCC+	929,835	CCC+	—	CCC+	3,615,627
CCC	825,349	CCC	881,719	CCC	—

Total	$148,953,292	Total	$154,756,678	Total	$190,477,003

NOTE 5 – LOANS

Loans consist of the following:

	(Unaudited) June 30, 2013	Years Ended December 31,
		2012	2011
Commercial real estate	$434,616,482	$419,667,312	$370,383,885
Residential first mortgages	165,433,554	177,663,354	164,543,309
Construction and land development	29,119,080	31,818,782	36,744,865
Home equity and second mortgage	21,769,081	21,982,375	24,138,324
Commercial loans	84,992,780	88,157,606	101,968,056
Consumer loans	937,147	995,206	1,000,983
Commercial equipment	17,347,472	16,267,684	19,760,753

	754,215,596	756,552,319	718,540,175
Less:
Deferred loan fees	930,439	664,610	796,359
Allowance for loan loss	8,033,553	8,246,957	7,655,041

	8,963,992	8,911,567	8,451,400

	$745,251,604	$747,640,752	$710,088,775

At June 30, 2013 (unaudited), the Bank’s allowance for loan losses totaled $8,033,553, or 1.07% of loan balances, as compared to $8,246,957 or 1.09% of loan balances at December 31, 2012 and $7,655,041 or 1.07% of loan balances at December 31, 2011. Management’s determination of the adequacy of the allowance is based on a periodic evaluation of the portfolio with consideration given to the overall loss experience, current economic conditions, size, growth and composition of the loan portfolio, financial condition of the borrowers and other relevant factors that, in management’s judgment, warrant recognition in providing an adequate allowance.

At June 30, 2013 (unaudited) and December 31, 2012 and 2011, gross loans included $1,437,828, $1,454,757 and $2,356,196, respectively, from the sale of OREO properties that the Bank financed during 2011 that did not qualify for full accrual sales treatment under ASC Topic 360-20-40 “Property Plant and Equipment – Derecognition.” The Bank utilized the cost recovery method and deferred gain balances for these transactions were $225,000 at June 30, 2013 (unaudited) and December 31, 2012 and $410,268 at December 31, 2011, respectively.

Risk Characteristics of Portfolio Segments

The Company manages its credit products and exposure to credit losses (credit risk) by the following specific portfolio segments (classes), which are levels at which the Company develops and documents its allowance for loan loss methodology. These segments are:

Commercial Real Estate (“CRE”)

Commercial and other real estate projects include office buildings, retail locations, churches, other special purpose buildings and commercial construction. Commercial construction balances were below 5% of the CRE portfolio at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively. The Bank offers both fixed-rate and adjustable-rate loans under these product lines. The primary security on a commercial real estate loan is the real property and the leases that produce income for the real property. The Bank generally limits its exposure to a single borrower to 15% of the Bank’s capital. Loans secured by commercial real estate are generally limited to 80% of the lower of the appraised value or sales price at origination and have an initial contractual loan payment period ranging from three to 20 years.

Loans secured by commercial real estate are larger and involve greater risks than one-to-four family residential mortgage loans. Because payments on loans secured by such properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Residential First Mortgages

Residential first mortgage loans made by the Bank are generally long term loans, amortized on a monthly basis, with principal and interest due each month. The initial contractual loan payment period for residential loans typically ranges from ten to 30 years. The Bank’s experience indicates that real estate loans remain outstanding for significantly shorter time periods than their contractual terms. Borrowers may refinance or prepay loans at their option, without penalty. The Bank originates both fixed-rate and adjustable-rate residential first mortgages.

The annual and lifetime limitations on interest rate adjustments may limit the increases in interest rates on these loans. There are also unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower.

Construction and Land Development

The Bank offers loans for the construction of one-to-four family dwellings. Generally, these loans are secured by the real estate under construction as well as by guarantees of the principals involved. In addition, the Bank offers loans to acquire and develop land, as well as loans on undeveloped, subdivided lots for home building by individuals.

A decline in demand for new housing might adversely affect the ability of borrowers to repay these loans. Construction and land development loans are inherently riskier than providing financing on owner-occupied real estate. The Bank’s risk of loss is affected by the accuracy of the initial estimate of the market value of the completed project as well as the accuracy of the cost estimates made to complete the project. In addition, the volatility of the real estate market has made it increasingly difficult to ensure that the valuation of land associated with these loans is accurate. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, a project’s value might be insufficient to assure full repayment. As a result of these factors, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank forecloses on a project, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Home Equity and Second Mortgage Loans

The Bank maintains a portfolio of home equity and second mortgage loans. These products contain a higher risk of default than residential first mortgages as in the event of foreclosure, the first mortgage would need to be paid off prior to collection of the second mortgage. This risk has been heightened as the market value of residential property has declined.

Commercial Loans

The Bank offers commercial loans to its business customers. The Bank offers a variety of commercial loan products including term loans and lines of credit. Such loans are generally made for terms of five years or less. The Bank offers both fixed-rate and adjustable-rate loans under these product lines. When making commercial business loans, the Bank considers the financial condition of the borrower, the borrower’s payment history of both corporate and personal debt, the projected cash flows of the business, the viability of the industry in which the consumer operates, the value of the collateral, and the borrower’s ability to service the debt from income. These loans are primarily secured by equipment, real property, accounts receivable, or other security as determined by the Bank.

Commercial loans are made on the basis of the borrower’s ability to make repayment from the cash flows of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself.

Consumer Loans

The Bank has developed a number of programs to serve the needs of its customers with primary emphasis upon loans secured by automobiles, boats, recreational vehicles and trucks. The Bank also makes home improvement loans and offers both secured and unsecured personal lines of credit. Consumer loans entail greater risk from other loan types due to being secured by rapidly depreciating assets or the reliance on the borrower’s continuing financial stability.

Commercial Equipment Loans

These loans consist primarily of fixed-rate, short-term loans collateralized by a commercial customer’s equipment. When making commercial equipment loans, the Bank considers the same factors it considers when underwriting a commercial business loan. Commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. In the case of business failure, collateral would need to be liquidated to provide repayment for the loan. In many cases, the highly specialized nature of collateral equipment would make full recovery from the sale of collateral problematic.

Related Party Loans

Included in loans receivable at June 30, 2013 (unaudited), December 31, 2012 and 2011 were $16,977,320, $6,986,756 and $6,475,004, respectively, for loans made to executive officers and directors of the Bank. These loans were made in the ordinary course of business at substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons not affiliated with the Bank and are not considered to involve more than the normal risk of collectability. For the six months ended June 30, 2013 (unaudited) and years ended December 31, 2012 and 2011, all loans to directors and executive officers of the Bank performed according to original loan terms.

Activity in loans outstanding to executive officers and directors for the six months ended June 30, 2013 (unaudited) and years ended December 31, 2012 and 2011 are summarized as follows:

	(Unaudited) Six Months Ended June 30, 2013	Years Ended December 31,
		2012	2011
Balance, beginning of period	$6,986,756	$6,475,004	$6,250,097
New loans	246,723	842,052	815,681
Change in directors’ status	10,295,770	—	—
Repayments	(551,929)	(330,300)	(590,774)

Balance, end of period	$16,977,320	$6,986,756	$6,475,004

Allowance for Loan Losses

The following tables detail activity in the allowance for loan losses and period-end loan receivable balances for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and years ended December 31, 2012 and 2011. An allocation of the allowance to one category of loans does not prevent the Company’s ability to utilize the allowance to absorb losses in a different category. The loan receivables are disaggregated on the basis of the Company’s impairment methodology.

(Unaudited)	Commercial Real Estate	Residential First Mortgage	Construction and Land Development	Home Equity and Second Mtg.	Commercial Loans	Consumer Loans	Commercial Equipment	Total
At and For the Six Months Ended June 30, 2013
Allowance for loan losses:
Balance at January 1,	$4,089,834	$1,083,228	$533,430	$279,819	$1,949,024	$19,341	$292,281	$8,246,957
Charge-offs	—	(58,938)	(35,962)	(110,883)	(405,573)	(8,991)	(21,977)	(642,324)
Recoveries	—	10,900	—	—	11,891	1,982	49,547	74,320
Provisions	(731,833)	925,692	103,057	195,345	(36,010)	1,640	(103,291)	354,600

Balance at June 30,	$3,358,001	$1,960,882	$600,525	$364,281	$1,519,332	$13,972	$216,560	$8,033,553

Ending balance: individually evaluated for impairment	$613,757	$406,966	$169,710	$—	$39,871	$—	$3,364	$1,233,668

Ending balance: collectively evaluated for impairment	$2,744,244	$1,553,916	$430,815	$364,281	$1,479,461	$13,972	$213,196	$6,799,885

Loan receivables:
Ending balance	$434,616,482	$165,433,554	$29,119,080	$21,769,081	$84,992,780	$937,147	$17,347,472	$754,215,596

Ending balance: individually evaluated for impairment	$20,473,659	$5,236,064	$5,705,211	$214,000	$11,387,777	$41,498	$155,157	$43,213,366

Ending balance: collectively evaluated for impairment	$414,142,823	$160,197,490	$23,413,869	$21,555,081	$73,605,003	$895,649	$17,192,315	$711,002,230

(Unaudited)	Commercial Real Estate	Residential First Mortgage	Construction and Land Development	Home Equity and Second Mtg.	Commercial Loans	Consumer Loans	Commercial Equipment	Total
At and For the Six Months Ended June 30, 2012
Allowance for loan losses:
Balance at January 1,	$2,525,199	$539,205	$354,385	$143,543	$3,850,294	$19,119	$223,296	$7,655,041
Charge-offs	(121,833)	—	—	(41,942)	(693,048)	(999)	(149,794)	(1,007,616)
Recoveries	—	37,247	—	—	1,960	—	—	39,207
Provisions	1,075,092	325,053	242,469	111,190	(1,190,715)	196	214,220	777,505

Balance at June 30,	$3,478,458	$901,505	$596,854	$212,791	$1,968,491	$18,316	$287,722	$7,464,137

Ending balance: individually evaluated for impairment	$604,063	$247,408	$134,500	$47,200	$484,937	$—	$—	$1,518,108

Ending balance: collectively evaluated for impairment	$2,874,395	$654,097	$462,354	$165,591	$1,483,554	$18,316	$287,722	$5,946,029

Loan receivables:
Ending balance	$398,017,392	$178,459,492	$32,405,839	$22,525,909	$93,096,685	$1,007,453	$17,151,518	$742,664,288

Ending balance: individually evaluated for impairment	$38,727,469	$6,328,588	$7,812,520	$409,348	$18,536,881	$68,192	$803,700	$72,686,698

Ending balance: collectively evaluated for impairment	$359,289,923	$172,130,904	$24,593,319	$22,116,561	$74,559,804	$939,261	$16,347,818	$669,977,590

	Commercial Real Estate	Residential First Mortgage	Construction and Land Development	Home Equity and Second Mtg.	Commercial Loans	Consumer Loans	Commercial Equipment	Total
At and For the Year Ended December 31, 2012
Allowance for loan losses:
Balance at January 1,	$2,525,199	$539,205	$354,385	$143,543	$3,850,294	$19,119	$223,296	$7,655,041
Charge-offs	(486,431)	(10,987)	(140,835)	(210,753)	(1,003,824)	(4,994)	(168,802)	(2,026,626)
Recoveries	—	37,524	—	—	51,350	987	—	89,861
Provisions	2,051,066	517,486	319,880	347,029	(948,796)	4,229	237,787	2,528,681

Balance at December 31,	$4,089,834	$1,083,228	$533,430	$279,819	$1,949,024	$19,341	$292,281	$8,246,957

Ending balance: individually evaluated for impairment	$785,878	$403,475	$—	$—	$353,883	$—	$4,421	$1,547,657

Ending balance: collectively evaluated for impairment	$3,303,956	$679,753	$533,430	$279,819	$1,595,141	$19,341	$287,860	$6,699,300

Loan receivables:
Ending balance	$419,667,312	$177,663,354	$31,818,782	$21,982,375	$88,157,606	$995,206	$16,267,684	$756,552,319

Ending balance: individually evaluated for impairment	$21,618,890	$3,367,827	$4,877,868	$291,000	$8,778,681	$51,748	$4,421	$38,990,435

Ending balance: collectively evaluated for impairment	$398,048,422	$174,295,527	$26,940,914	$21,691,375	$79,378,925	$943,458	$16,263,263	$717,561,884

	Commercial Real Estate	Residential First Mortgage	Construction and Land Development	Home Equity and Second Mtg.	Commercial Loans	Consumer Loans	Commercial Equipment	Total
At and For the Year Ended December 31, 2011
Allowance for loan losses:
Balance at January 1,	$3,313,983	$204,073	$1,266,625	$97,519	$2,552,039	$32,209	$202,699	$7,669,147
Charge-offs	(1,249,038)	(49,002)	(213,007)	—	(2,441,076)	(3,000)	(150,005)	(4,105,128)
Recoveries	—	967	—	—	1,936	968	—	3,871
Provisions	460,254	383,167	(699,233)	46,024	3,737,395	(11,058)	170,602	4,087,151

Balance at December 31,	$2,525,199	$539,205	$354,385	$143,543	$3,850,294	$19,119	$223,296	$7,655,041

Ending balance: individually evaluated for impairment	$423,093	$113,000	$100,000	$42,340	$1,318,502	$—	$—	$1,996,935

Ending balance: collectively evaluated for impairment	$2,102,106	$426,205	$254,385	$101,203	$2,531,792	$19,119	$223,296	$5,658,106

Loan receivables:
Ending balance	$370,383,885	$164,543,309	$36,744,865	$24,138,324	$101,968,056	$1,000,983	$19,760,753	$718,540,175

Ending balance: individually evaluated for impairment	$31,166,090	$5,849,538	$9,057,433	$492,319	$23,896,287	$82,036	$371,936	$70,915,639

Ending balance: collectively evaluated for impairment	$339,217,795	$158,693,771	$27,687,432	$23,646,005	$78,071,769	$918,947	$19,388,817	$647,624,536

Non-accrual and Past Due Loans

Non-accrual loans as of June 30, 2013 (unaudited), December 31, 2012 and 2011 were as follows:

	(Unaudited)
	June 30, 2013
	90 or Greater Days Delinquent	Number of Loans	Nonacccrual Performing Loans	Number of Loans	Total Dollars	Total Number of Loans
Commercial real estate	$3,163,457	8	$3,727,138	2	$6,890,595	10
Residential first mortgages	2,979,534	9	562,994	3	3,542,528	12
Commercial loans	6,009,421	11	—	—	6,009,421	11
Consumer loans	—	—	41,498	1	41,498	1
Commercial equipment	151,793	2	—	—	151,793	2

	$12,304,205	30	$4,331,630	6	$16,635,835	36

	December 31, 2012					December 31, 2011
	90 or Greater Days Delinquent	Number of Loans	Nonacccrual Performing Loans	Number of Loans	Total Dollars	Total Number of Loans	90 or Greater Days Delinquent	Number of Loans
Commercial real estate	$1,527,844	7	$3,802,947	2	$5,330,791	9	$2,866,539	11
Residential first mortgages	3,169,404	10	569,693	3	3,739,097	13	2,438,771	7
Construction and land development	—	—	—	—	—	—	1,413,550	2
Home equity and second mortgage	71,296	2	—	—	71,296	2	291,285	7
Commercial loans	3,732,090	11	—	—	3,732,090	11	2,263,916	4
Consumer loans	—	—	51,748	1	51,748	1	500	1
Commercial equipment	216,383	4	—	—	216,383	4	236,056	3

	$8,717,017	34	$4,424,388	6	$13,141,405	40	$9,510,617	35

The Bank categorized six performing loans totaling $4,331,630 and $4,424,388 as non-accrual loans at June 30, 2013 (unaudited) and December 31, 2012. These six loans represent one well-secured commercial relationship with no specific reserves in the allowance due to the Bank’s superior credit position with underlying collateral. It is management’s belief that there is no current risk of loss to the Bank for this relationship. These loans were classified as non accrual loans due to the customers operating results. In accordance with the Company’s policy, interest income is recognized on a cash-basis for these loans. There were no performing non accrual loans at December 31, 2011.

Non-accrual loans on which the recognition of interest has been discontinued, which did not have a specific allowance for impairment, amounted to $14,549,064, $11,371,542 and $4,193,893 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively. Interest due but not recognized on these balances at June 30, 2013 (unaudited), December 31, 2012 and 2011 was $518,722, $443,856 and $172,399, respectively. Non-accrual loans with a specific allowance for impairment on which the recognition of interest has been discontinued amounted to $2,086,771, $1,769,863 and $5,316,724 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively. Interest due not recognized on these balances at June 30, 2013 (unaudited), December 31, 2012 and 2011 was $207,561, $182,106 and $242,705, respectively. An analysis of past due loans as of June 30, 2013 (unaudited), December 31, 2012 and 2011 follows:

June 30, 2013 (Unaudited)	Current	31-60 Days	61-89 Days	90 or Greater Days	Total Past Due	Total Loan Receivables
Commercial real estate	$431,168,815	$—	$284,210	$3,163,457	$3,447,667	$434,616,482
Residential first mortgages	161,686,085	—	767,935	2,979,534	3,747,469	165,433,554
Construction and land dev.	29,119,080	—	—	—	—	29,119,080
Home equity and second mtg.	21,617,047	94,710	57,324	—	152,034	21,769,081
Commercial loans	78,893,319	90,040	—	6,009,421	6,099,461	84,992,780
Consumer loans	936,737	410	—	—	410	937,147
Commercial equipment	17,144,025	26,656	24,998	151,793	203,447	17,347,472

Total	$740,565,108	$211,816	$1,134,467	$12,304,205	$13,650,488	$754,215,596

December 31, 2012	Current	31-60 Days	61-89 Days	90 or Greater Days	Total Past Due	Total Loan Receivables
Commercial real estate	$416,721,658	$—	$1,417,810	$1,527,844	$2,945,654	$419,667,312
Residential first mortgages	173,593,886	97,307	802,757	3,169,404	4,069,468	177,663,354
Construction and land dev.	31,818,782	—	—	—	—	31,818,782
Home equity and second mtg.	21,499,018	350,715	61,346	71,296	483,357	21,982,375
Commercial loans	84,384,426	—	41,090	3,732,090	3,773,180	88,157,606
Consumer loans	983,094	9,363	2,749	—	12,112	995,206
Commercial equipment	15,659,007	371,921	20,373	216,383	608,677	16,267,684

Total	$744,659,871	$829,306	$2,346,125	$8,717,017	$11,892,448	$756,552,319

December 31, 2011	Current	31-60 Days	61-89 Days	90 or Greater Days	Total Past Due	Total Loan Receivables
Commercial real estate	$367,415,647	$101,699	$—	$2,866,539	$2,968,238	$370,383,885
Residential first mortgages	160,785,337	1,319,201	—	2,438,771	3,757,972	164,543,309
Construction and land dev.	35,331,315	—	—	1,413,550	1,413,550	36,744,865
Home equity and second mtg.	23,618,693	228,346	—	291,285	519,631	24,138,324
Commercial loans	95,961,076	49,781	3,693,283	2,263,916	6,006,980	101,968,056
Consumer loans	991,838	8,645	—	500	9,145	1,000,983
Commercial equipment	19,450,929	24,869	48,899	236,056	309,824	19,760,753

Total	$703,554,835	$1,732,541	$3,742,182	$9,510,617	$14,985,340	$718,540,175

There were no accruing loans 90 days or greater past due at June 30, 2013 (unaudited), December 31, 2012 and 2011.

Credit Quality Indicators

A risk grading scale is used to assign grades to commercial real estate, construction and land development, commercial loans and commercial equipment loans. Loans are graded at inception, annually thereafter when financial statements are received and at other times when there is an indication that a credit may have weakened or improved. Only commercial loan relationships with an aggregate exposure to the Bank of $750,000 or greater are subject to being risk rated.

Residential first mortgages, home equity and second mortgages and consumer loans are evaluated for creditworthiness in underwriting and are monitored based on borrower payment history. These loans are classified as unrated unless they are part of a larger commercial relationship that requires grading or are troubled debt restructures or nonperforming loans with an Other Assets Especially Mentioned (“OAEM”) or higher risk rating due to a delinquent payment history.

Management regularly reviews credit quality indicators as part of its individual loan reviews and on a monthly and quarterly basis. The overall quality of the Bank’s loan portfolio is assessed using the Bank’s risk grading scale, net charge-offs, nonperforming loans, delinquencies, performance of troubled debt restructured loans and the general economic conditions in the Company’s geographical market. This review process is assisted by frequent internal reporting of loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. Credit quality indicators and allowance factors are adjusted based on management’s judgment during the monthly and quarterly review process.

Loans subject to risk ratings are graded on a scale of one to 10. The Company considers loans classified substandard, doubtful and loss as classified assets for regulatory and financial reporting.

Ratings 1 thru 6 – Pass

Ratings 1 thru 6 have asset risks ranging from excellent low risk to adequate. The specific rating assigned considers customer history of earnings, cash flows, liquidity, leverage, capitalization, consistency of debt service coverage, the nature and extent of customer relationship and other relevant specific business factors such as the stability of the industry or market area, changes to management, litigation or unexpected events that could have an impact on risks.

Rating 7 – OAEM (Other Assets Especially Mentioned) – Special Mention

These credits, while protected by the financial strength of the borrowers, guarantors or collateral, have reduced quality due to economic conditions, less than adequate earnings performance or other factors which require the lending officer to direct more than normal attention to the credit. Financing alternatives may be limited and/or command higher risk interest rates. OAEM loans are the first adversely classified assets on our watch list. These relationships will be reviewed at least quarterly.

Rating 8 – Substandard

Substandard assets are assets that are inadequately protected by the sound worth or paying capacity of the borrower or of the collateral pledged. These assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard. The loans may have a delinquent history or combination of weak collateral, weak guarantor strength or operating losses. When a loan is assigned to this category the Bank may estimate a specific reserve in the loan loss allowance analysis. These assets listed may include assets with histories of repossessions or some that are non-performing bankruptcies. These relationships will be reviewed at least quarterly.

Rating 9 – Doubtful

Doubtful assets have many of the same characteristics of Substandard with the exception that the Bank has determined that loss is not only possible but is probable and the risk is close to certain that loss will occur. When a loan is assigned to this category the Bank will identify the probable loss and it will receive a specific reserve in the loan loss allowance analysis. These relationships will be reviewed at least quarterly.

Rating 10 – Loss

Once an asset is identified as a definite loss to the Bank, it will receive the classification of “loss.” There may be some future potential recovery; however it is more practical to write off the loan at the time of classification. Losses will be taken in the period in which they are determined to be uncollectable.

Credit quality indicators as of June 30, 2013 (unaudited), December 31, 2012 and 2011 were as follows:

Credit Risk Profile by Internally Assigned Grade

	Commercial Real Estate			Construction and Land Dev.
	(Unaudited)			(Unaudited)
	6/30/2013	12/31/2012	12/31/2011	6/30/2013	12/31/2012	12/31/2011
Unrated	$60,706,137	$59,930,126	$1,003,553	$4,367,952	$4,330,321	$—
Pass	343,428,754	329,882,941	338,952,446	16,260,390	19,752,749	27,687,432
Special mention	5,331,812	4,880,758	—	—	—	—
Substandard	25,149,779	24,973,487	30,391,213	8,490,738	7,735,712	9,057,433
Doubtful	—	—	—	—	—	—
Loss	—	—	36,673	—	—	—

Total	$434,616,482	$419,667,312	$370,383,885	$29,119,080	$31,818,782	$36,744,865

	Commercial Loans			Commercial Equipment
	(Unaudited)			(Unaudited)
	6/30/2013	12/31/2012	12/31/2011	6/30/2013	12/31/2012	12/31/2011
Unrated	$12,568,790	$11,627,726	$586,124	$5,692,755	$5,082,713	$391,786
Pass	57,485,149	64,436,809	78,183,487	8,651,353	11,180,550	19,209,380
Special mention	710,755	—	—	3,000,000	—	—
Substandard	14,228,086	12,093,071	23,198,445	3,364	4,421	159,587
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$84,992,780	$88,157,606	$101,968,056	$17,347,472	$16,267,684	$19,760,753

Credit Risk Profile Based on Payment Activity

	Residential First Mortgages			Home Equity and Second Mortgage			Consumer Loans
	(Unaudited)			(Unaudited)			(Unaudited)
	6/30/2013	12/31/2012	12/31/2011	6/30/2013	12/31/2012	12/31/2011	6/30/2013	12/31/2012	12/31/2011
Performing	$162,454,020	$174,493,950	$162,104,538	$21,769,081	$21,911,079	$23,847,039	$937,147	$995,206	$1,000,483
Nonperforming	2,979,534	3,169,404	2,438,771	—	71,296	291,285	—	—	500

Total	$165,433,554	$177,663,354	$164,543,309	$21,769,081	$21,982,375	$24,138,324	$937,147	$995,206	$1,000,983

Impaired Loans and Troubled Debt Restructures (“TDRs”)

Impaired loans, including TDRs, at June 30, 2013 (unaudited) and 2012 (unaudited) and at December 31, 2012 and 2011 were as follows:

June 30, 2013 (Unaudited)	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Six Month Average Recorded Investment	Six Month Interest Income Recognized
Commercial real estate	$20,473,659	$16,089,286	$4,384,373	$20,473,659	$613,757	$20,624,814	$435,435
Residential first mortgages	5,236,064	4,328,414	907,651	5,236,064	406,966	5,282,785	94,488
Construction and land dev.	5,705,211	4,497,201	1,208,010	5,705,211	169,710	5,295,158	146,806
Home equity and second mtg.	214,000	214,000	—	214,000	—	264,833	4,530
Commercial loans	11,387,777	11,230,906	156,871	11,387,777	39,871	11,320,953	227,171
Consumer loans	41,498	41,498	—	41,498	—	46,603	1,647
Commercial equipment	174,058	151,793	3,364	155,157	3,364	174,439	353

Total	$43,232,267	$36,553,098	$6,660,269	$43,213,366	$1,233,668	$43,009,585	$910,430

June 30, 2012 (Unaudited)	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Six Month Average Recorded Investment	Six Month Interest Income Recognized
Commercial real estate	$7,809,718	$5,097,362	$2,304,706	$7,402,068	$604,063	$7,836,028	$225,935
Residential first mortgages	2,579,409	907,147	1,672,261	2,579,409	247,408	2,585,146	58,717
Construction and land dev.	1,851,415	1,716,915	134,500	1,851,415	134,500	2,189,748	29,988
Home equity and second mtg.	101,518	—	101,518	101,518	47,200	101,518	—
Commercial loans	2,670,650	1,894,390	776,260	2,670,650	484,937	2,664,394	51,967

Total	$15,012,710	$9,615,814	$4,989,245	$14,605,060	$1,518,108	$15,376,834	$366,607

December 31, 2012	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Commercial real estate	$21,618,890	$18,804,478	$2,814,412	$21,618,890	$785,878	$22,501,842	$1,119,715
Residential first mortgages	3,367,827	2,362,062	1,005,765	3,367,827	403,475	3,388,867	157,595
Construction and land dev.	4,877,868	4,877,868	—	4,877,868	—	4,792,982	276,260
Home equity and second mtg.	291,000	291,000	—	291,000	—	221,000	6,783
Commercial loans	8,778,681	8,330,442	448,238	8,778,681	353,883	9,153,074	284,095
Consumer loans	51,748	51,748	—	51,748	—	64,459	5,284
Commercial equipment	4,421	—	4,421	4,421	4,421	5,112	318

Total	$38,990,435	$34,717,598	$4,272,836	$38,990,435	$1,547,657	$40,127,336	$1,850,050

December 31, 2011	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Commercial real estate	$8,405,656	$6,404,447	$1,593,560	$7,998,006	$423,093	$6,880,651	$375,203
Residential first mortgages	618,206	—	618,206	618,206	113,000	618,835	10,294
Construction and land dev.	3,130,466	1,716,915	1,413,550	3,130,466	100,000	3,193,938	84,107
Home equity and second mtg.	42,340	—	42,340	42,340	42,340	42,340	—
Commercial loans	8,798,072	2,369,329	6,428,743	8,798,072	1,318,502	9,188,371	314,216
Commercial equipment	129,876	129,876	—	129,876	—	147,035	8,905

Total	$21,124,616	$10,620,567	$10,096,399	$20,716,966	$1,996,935	$20,071,170	$792,725

TDRs, included in the impaired loan schedule above, as of June 30, 2013 (unaudited), December 31, 2012 and 2011 were as follows:

	(Unaudited) June 30, 2013		December 31,
			2012		2011
	Dollars	Number of Loans	Dollars	Number of Loans	Dollars	Number of Loans
Commercial real estate	$3,093,043	7	$3,097,214	7	$7,696,921	10
Residential first mortgages	1,489,247	4	1,418,229	3	—	—
Construction and land development	—	—	—	—	1,716,915	1
Commercial loans	—	—	—	—	2,369,329	3
Commercial equipment	—	—	—	—	129,876	1

	$4,582,290	11	$4,515,443	10	$11,913,041	15

At June 30, 2013 (unaudited) and December 31, 2012, all TDRs were performing according to the terms of their restructured agreements compared to $11,113,326 or 93.3% as of December 31, 2011. Interest income in the amount of $95,873, $220,326 and $524,397 was recognized on these loans for the six months ended June 30,

2013 (unaudited) and years ended December 31, 2012 and 2011, respectively. The specific reserve of the allowance for loan losses included $12,000 related to TDR loans at June 30, 2013 (unaudited). There were no specific reserves in the allowance for loan losses relative to TDR loans at December 31, 2012 compared to $300,000 at December 31, 2011.

During the year ended December 31, 2012, the Bank entered into TDRs for eight commercial real estate loans totaling $3,212,894 and three residential first mortgages totaling $1,419,657.

During the six months ended June 30, 2013 (unaudited), the Bank entered into one TDR for $77,165 for a residential first mortgage. For the year ended December 31, 2012, two commercial real estate TDR loans were charged-off in the amount of $415,995. One of the two charged-off commercial real estate loans was transferred to OREO with a balance of $382,500. For the year ended December 31, 2011, TDR loans charged-off or transferred to OREO were $187,891. TDRs charged-off were for two commercial equipment loans totaling $76,592 and one TDR was transferred to OREO for a commercial loan of $111,299.

NOTE 6 – LOAN SERVICING

Loans serviced for others are not reflected in the accompanying balance sheets. The unpaid principal balances of mortgages serviced for others were $59,043,718, $48,292,582 and $45,598,885 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively.

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on an accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The following table presents the activity of the mortgage servicing rights.

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Balance, beginning of the period	$244,672	$213,079	$213,079	$196,648
Additions	131,627	24,645	105,480	73,022
Amortization	(53,915)	(34,122)	(73,887)	(56,591)

Balance, end of period	$322,384	$203,602	$244,672	$213,079

NOTE 7 – OTHER REAL ESTATE OWNED (“OREO”)

OREO assets are presented net of the allowance for losses. The Company considers OREO as classified assets for regulatory and financial reporting. An analysis of the activity is as follows:

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Balance at beginning of period	$6,891,353	$5,028,513	$5,028,513	$10,469,302
Additions of underlying property	370,800	1,555,770	4,020,494	7,273,206
Disposals of underlying property	—	(395,949)	(1,483,449)	(10,750,768)
Valuation allowance	(329,976)	(626,176)	(674,205)	(1,963,227)

Balance at end of period	$6,932,177	$5,562,158	$6,891,353	$5,028,513

Expenses applicable to OREO assets include the following:

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Valuation allowance	$329,976	$626,176	$674,205	$1,963,227
Operating expenses	64,088	30,845	96,618	489,164

	$394,064	$657,021	$770,823	$2,452,391

NOTE 8 – PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment at December 31, 2012 and 2011 follows:

	(Unaudited) June 30, 2013	December 31,
		2012	2011
Land	$5,509,342	$5,509,342	$4,916,251
Building and improvements	16,183,953	16,148,785	13,424,230
Furniture and equipment	6,747,861	6,681,230	5,820,318
Automobiles	303,211	294,225	245,363

Total cost	28,744,367	28,633,582	24,406,162
Less accumulated depreciation	9,454,551	8,851,346	7,965,260

Premises and equipment, net	$19,289,816	$19,782,236	$16,440,902

Certain Bank facilities are leased under various operating leases. Rent expense was $278,550, $250,271, $513,910 and $488,154 for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and the years ended December 31 2012 and 2011, respectively. Future minimum rental commitments under non-cancellable operating leases were as follows at June 30, 2013 (unaudited) and December 31, 2012:

	(Unaudited) June 30, 2013	December 31, 2012

2013	$289,555	$548,765
2014	599,224	555,316
2015	606,571	562,036
2016	622,901	577,729
2017	630,619	584,801
Thereafter	3,505,220	3,545,937

Total	$6,254,090	$6,374,584

NOTE 9 – DEPOSITS

Deposits consist of the following:

	(Unaudited) June 30, 2013	December 31,
		2012	2011
Noninterest-bearing demand	$89,565,889	$102,319,581	$81,097,622
Interest-bearing
Demand	65,617,584	67,351,757	68,312,048
Money market deposits	197,028,997	209,813,301	191,540,190
Savings	37,556,048	35,291,646	30,787,620
Certificates of deposit	394,912,719	405,454,003	455,515,721

Total interest-bearing	695,115,348	717,910,707	746,155,579

Total deposits	$784,681,237	$820,230,288	$827,253,201

The aggregate amount of certificates of deposit in denominations of $100,000 or more at June 30, 2013 (unaudited), December 31, 2012, and 2011 were $205,359,680, $206,405,092 and $236,622,465, respectively. The aggregate amount of certificates of deposit in denominations of $250,000 or more at June 30, 2013 (unaudited), December 31, 2012, and 2011 were $68,760341, $70,789,975 and $81,816,504, respectively.

The scheduled contractual maturities of certificates of deposit were as follows at June 30, 2013 (unaudited) and December 31, 2012:

	(Unaudited) June 30, 2013	December 31, 2012

2013	$108,810,885	$242,042,465
2014	181,556,448	103,913,307
2015	86,405,711	44,663,544
2016	9,180,781	9,279,438
2017	5,858,665	5,555,249
2018	3,100,229	—

	$394,912,719	$405,454,003

NOTE 10 – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The Bank’s long-term debt consists of advances from the Federal Home Loan Bank (FHLB) of Atlanta. The Bank classifies debt based upon original maturity and does not reclassify debt to short-term status during its life. These include fixed-rate, fixed-rate convertible and variable-rate convertible advances. Rates and maturities on these advances at June 30, 2013 (unaudited), December 31, 2012 and 2011 were as follows:

	Fixed- Rate	Fixed-Rate Convertible	Variable Convertible

2013 (Unaudited)
Highest rate	3.99%	3.47%	4.00%
Lowest rate	0.84%	3.47%	4.00%
Weighted average rate	2.04%	3.47%	4.00%
Matures through	2036	2018	2020

2012
Highest rate	3.99%	3.47%	4.00%
Lowest rate	0.84%	3.47%	4.00%
Weighted average rate	2.33%	3.47%	4.00%
Matures through	2036	2018	2020

2011
Highest rate	4.04%	4.30%	4.00%
Lowest rate	0.84%	3.47%	4.00%
Weighted average rate	2.76%	3.88%	4.00%
Matures through	2036	2018	2020

Average rates of long-term debt and short-term borrowings were as follows:

	(Unaudited)
	At or for the Six Months Ended June 30, 2013	At or for the Year Ended December 31,
(Dollars in thousands)		2012	2011
Long-term debt
Long-term debt outstanding at end of period	$70,502	$60,527	$60,577
Weighted average rate on outstanding long-term debt	2.52%	2.80%	3.33%
Maximum outstanding long-term debt of any month end	70,519	60,573	60,620
Average outstanding long-term debt	67,424	60,206	61,421
Approximate average rate paid on long-term debt	2.61%	3.02%	3.32%
	0.00%
Short-term borrowings
Short-term borrowings outstanding at end of period	$24,000	$1,000	$—
Weighted average rate on short-term borrowings	0.36%	0.36%	0.00%
Maximum outstanding short-term borrowings at any month end	24,000	14,000	15,703
Average outstanding short-term borrowings	5,459	3,639	2,168
Approximate average rate paid on short-term borrowings	1.39%	1.40%	1.91%

The Bank’s fixed-rate debt generally consists of advances with monthly interest payments and principal due at maturity.

The Bank’s fixed-rate convertible long-term debt is callable by the issuer, after an initial period ranging from six months to five years. The instruments are callable at the date ending the initial period. At December 31, 2012, the

Bank had $10,000,000 in fixed-rate convertible debt callable in 2013. As of June 30, 2013 (unaudited) all fixed-rate convertible debt has passed its call date. All advances have a prepayment penalty, determined based upon prevailing interest rates.

Variable convertible advances have an initial variable rate based on a discount to LIBOR. Variable convertible debt is scheduled to mature in 2020. During 2010, the FHLB exercised its option to convert a $10,000,000 variable convertible advance to a fixed-rate advance at a rate of 4.0% for a term of 10 years.

During the year ended December 31, 2012, the Bank extended the maturities of two $5,000,000 fixed-rate convertible advances totaling $10,000,000 to mature in 2017 and a $10,000,000 fixed-rate advance to mature in 2022, decreasing rates from 4.3% and 4.0% to 2.2% and 2.8%, respectively. During the six months ended June 30, 2013 (unaudited), the Bank added a $10,000,000 fixed-rate advance maturing in 2017 at a rate of 0.87%.

At June 30, 2013 (unaudited) and December 31, 2012, $70,501,763 or 100% and $50,527,208 or 83%, respectively, of the Bank’s long-term debt was fixed for rate and term, as the conversion optionality of the advances have either been exercised or expired. The contractual maturities of long-term debt were as follows:

		(Unaudited) June 30, 2013
	Fixed- Rate	Fixed-Rate Convertible	Variable Convertible	Total
Due in 2013	$5,000,000	$—	$—	$5,000,000
Due in 2014	750,000	—	—	750,000
Due in 2015	14,000,000	—	—	14,000,000
Due in 2016	—	—	—	—
Due in 2017	20,000,000	—	—	20,000,000
Thereafter	10,751,763	10,000,000	10,000,000	30,751,763

	$50,501,763	$10,000,000	$10,000,000	$70,501,763

		December 31, 2012
	Fixed- Rate	Fixed-Rate Convertible	Variable Convertible	Total
Due in 2013	$5,000,000	$—	$—	$5,000,000
Due in 2014	750,000	—	—	750,000
Due in 2015	14,000,000	—	—	14,000,000
Due in 2016	—	—	—	—
Due in 2017	10,000,000	—	—	10,000,000
Thereafter	10,777,208	10,000,000	10,000,000	30,777,208

	$40,527,208	$10,000,000	$10,000,000	$60,527,208

From time to time, the Bank also has daily advances outstanding, which are classified as short-term borrowings. These advances are repayable at the Bank’s option at any time and are re-priced daily. There was $24,000,000 and $1,000,000 outstanding at June 30, 2013 (unaudited) and December 31, 2012, respectively, compared to no amounts advanced at December 31, 2011.

At June 30, 2013 (Unaudited)

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the “Agreement”), the Bank maintains collateral with the FHLB consisting of one-to four-family residential first mortgage loans, second mortgage loans, commercial real estate and securities. The Agreement limits total advances to 30% of assets or $290 million.

At June 30, 2013 (unaudited), $404 million of loans and securities were pledged or in safekeeping at the FHLB. Loans and securities are subject to collateral eligibility rules and are adjusted for market value and collateral value factors to arrive at lendable collateral values. At June 30, 2013 (unaudited), FHLB lendable collateral was valued at $287 million. At June 30, 2013 (unaudited), the Bank had total lendable pledged collateral at the FHLB of $157 million of which $62 million was available to borrow in addition to outstanding advances of $95 million. Unpledged lendable collateral was $130 million, bringing total available borrowing capacity to $192 million at June 30, 2013 (unaudited).

Additionally, the Bank has established a short-term credit facility with the Federal Reserve Bank of Richmond under its Borrower in Custody program. The Bank has segregated collateral sufficient to draw $13.1 million under this agreement. In addition, the Bank has established short-term credit facilities with other commercial banks totaling $12 million at June 30, 2013 (unaudited). No amounts were outstanding under the Borrower in Custody or commercial lines at June 30, 2013 (unaudited).

At December 31, 2012

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the “Agreement”), the Bank maintains collateral with the FHLB consisting of one-to-four family residential first mortgage loans, second mortgage loans, commercial real estate and securities. The Agreement limits total advances to 40% of assets or $391 million.

At December 31, 2012, $412 million of loans and securities were pledged or in safekeeping at the FHLB. Loans and securities are subject to collateral eligibility rules and are adjusted for market value and collateral value factors to arrive at lendable collateral values. At December 31, 2012, FHLB lendable collateral was valued at $284 million. At December 31, 2012, the Bank had total lendable pledged collateral at the FHLB of $162 million of which $101 million was available to borrow in addition to outstanding advances of $61 million. Unpledged lendable collateral was $122 million, bringing total available borrowing capacity to $223 million at December 31, 2012.

Additionally, the Bank has established a short-term credit facility with the Federal Reserve Bank of Richmond under its Borrower in Custody program. The Bank has segregated collateral sufficient to draw $16.3 million under this agreement. In addition, the Bank has established short-term credit facilities with other commercial banks totaling $12 million at December 31, 2012. No amounts were outstanding under the Borrower in Custody or commercial lines at December 31, 2012.

NOTE 11 – INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Current
Federal	$1,539,291	$1,094,031	$2,827,187	$1,663,022
State	456,155	331,281	678,278	557,499

	1,995,446	1,425,312	3,505,465	2,220,521

Deferred
Federal	(84,704)	(274,241)	(631,256)	(611,296)
State	(12,092)	(71,301)	(97,984)	(75,650)

	(96,796)	(345,542)	(729,240)	(686,946)

Total income tax expense	$1,898,650	$1,079,770	$2,776,225	$1,533,575

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	(Unaudited)
	Six Months Ended June 30,				Years Ended December 31,
	2013		2012		2012		2011

	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income
Expected income tax expense at federal tax rate	$1,768,847	34.00%	$1,062,900	34.00%	$2,640,487	34.00%	$1,596,313	34.00%
State taxes net of federal benefit	288,335	5.54%	72,468	2.32%	177,559	2.29%	127,658	2.72%
Nondeductible expenses	14,920	0.29%	14,290	0.46%	28,890	0.37%	21,246	0.45%
Nontaxable income	(173,452)	(3.33%)	(169,251)	(5.41%)	(320,054)	(4.12%)	(347,329)	(7.40%)
Other	—	—%	99,363	3.18%	249,343	3.21%	135,687	2.89%

Total income tax expense	$1,898,650	36.50%	$1,079,770	34.54%	$2,776,225	35.75%	$1,533,575	32.66%

The net deferred tax assets in the accompanying balance sheets include the following components:

	(Unaudited) June 30, 2013	December 31,
		2012	2011
Deferred tax assets
Deferred fees	$—	$—	$1,410
Allowance for loan losses	3,169,237	3,253,425	3,019,914
Deferred compensation	1,912,322	1,860,068	1,739,075
OREO valuation allowance and expenses	1,641,149	1,510,974	1,245,000
Unrealized loss on investment securities	350,094	—	—
Other	443,551	438,077	163,612

	7,516,353	7,062,544	6,169,011

Deferred tax liabilities
Unrealized gain on investment securities	—	71,701	149,188
FHLB stock dividends	156,182	156,182	156,182
Depreciation	36,304	29,386	31,169

	192,486	257,269	336,539

Net deferred tax assets	$7,323,867	$6,805,275	$5,832,472

Retained earnings at June 30, 2013 (unaudited) and December 31, 2012 included approximately $1.2 million of bad debt deductions allowed for federal income tax purposes (the “base year tax reserve”) for which no deferred income tax has been recognized. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, it would create income for tax purposes only and income taxes would be imposed at the then prevailing rates. The unrecorded income tax liability on the above amount was approximately $463,000 at June 30, 2013 (unaudited) and December 31, 2012.

The Company does not have uncertain tax positions that are deemed material and did not recognize any adjustments for unrecognized tax benefits. The Company’s policy is to recognize interest and penalties on income taxes as a component of tax expense. The Company is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2009.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. These instruments may, but do not necessarily, involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheets. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable.

As of June 30, 2013 (unaudited), December 31, 2012 and 2011 the Bank had outstanding loan commitments of approximately $21,800,000, $15,500,000 and $22,300,000, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily to support construction borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash or a secured interest in real estate as collateral to support those commitments for which collateral is deemed necessary. Standby letters of credit outstanding amounted to $24,470,819, $22,715,990 and $19,426,823 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively. In addition to the commitments noted above, customers had approximately $86,718,879, $70,357,702 and $75,564,000 available under lines of credit at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively.

NOTE 13 – STOCK-BASED COMPENSATION

The Company has stock option and incentive arrangements to attract and retain key personnel. In May 2005, the 2005 Equity Compensation Plan (the “Plan”) was approved by the shareholders, which authorizes the issuance of restricted stock, stock appreciation rights, stock units and stock options to the Board of Directors and key employees. Compensation expense for service based awards is recognized over the vesting period. Performance based awards are recognized based on a vesting, if applicable, and the probability of achieving the goals.

Stock-based compensation expense totaled $146,965, $81,189, $152,640 and $154,899 for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and the years ended December 31, 2012 and 2011, respectively, which consisted of grants of restricted stock and restricted stock units. Stock-based compensation for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and the years ended December 31, 2012 and 2011 included director compensation of $3,320, $12,640, $22,339 and $36,461, respectively, for stock granted in lieu of cash compensation. All outstanding options were fully vested at December 31, 2012. There were no stock options granted in the first six months of 2013 and in 2012 and 2011, respectively.

The fair value of the Company’s employee stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The Company estimates expected market price volatility and expected term of the options based on historical data and other factors.

The exercise price for options granted is set at the discretion of the committee administering the Plan, but is not less than the market value of the shares as of the date of grant. An option’s maximum term is 10 years and the options vest at the discretion of the committee.

(Unaudited)	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life Remaining In Years
Outstanding at January 1, 2013	236,059	$18.49	$164,304
Granted at fair value	—	—
Exercised	(12,863)	13.08	64,517
Expired	—	—
Forfeited	(2)	13.05

Outstanding at June 30, 2013	223,194	$18.80	$415,264	1.0

Exercisable at June 30, 2013	223,194	$18.80	$415,264	1.0

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life Remaining In Years
Outstanding at January 1, 2012	264,156	$17.90	$175,911
Granted at fair value	—	—
Exercised	(24,780)	12.25	88,607
Expired	—	—
Forfeited	(3,317)	18.25

Outstanding at December 31, 2012	236,059	$18.49	$164,304	1.0

Exercisable at December 31, 2012	236,059	$18.49	$164,304	1.0

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life Remaining In Years
Outstanding at January 1, 2011	299,237	$16.86	$524,392
Granted at fair value	—	—
Exercised	(33,163)	8.75	286,061
Expired	(338)	8.44
Forfeited	(1,580)	15.00

Outstanding at December 31, 2011	264,156	$17.90	$175,911	1.7

Exercisable at December 31, 2011	264,156	$17.90	$175,911	1.7

Options outstanding are all currently exercisable and were as follows at June 30, 2013 (unaudited) and December 31, 2012:

(Unaudited) Number Outstanding June 30, 2013	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
39,668	1 years	$12.97
81,977	2 years	15.89
80,138	3 years	22.29
21,411	4 years	27.70

223,194		$18.80

Number Outstanding December 31, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
51,858	1 years	$12.96
82,652	2 years	15.89
80,138	3 years	22.29
21,411	5 years	27.70

236,059		$18.49

The aggregate intrinsic value of outstanding stock options and exercisable stock options was $415,264 and $164,304 at June 30, 2013 (unaudited) and December 31, 2012, respectively. Aggregate intrinsic value represents the difference between the Company’s closing stock price on the last trading day of the period, which was $18.35 and $15.98 at June 30, 2013 (unaudited) and December 31, 2012, respectively, and the exercise price multiplied by the number of options outstanding.

The Company has outstanding restricted stock and stock units granted in accordance with the Plan. The following tables summarize the unvested restricted stock awards and units outstanding at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively.

(Unaudited)	Restricted Stock		Restricted Stock Units
		Weighted
	Number of Shares	Average Grant Date Fair Value	Number of Units	Fair Value
Nonvested at December 31, 2012	23,569	$15.64	5,211	$15.98
Granted	13,656	18.00	2,105	16.87
Vested	(16,678)	16.35	(3,106)	15.98

Nonvested at June 30, 2013	20,547	$16.63	4,210	$18.35

	Restricted Stock		Restricted Stock Units
		Weighted
	Number of Shares	Average Grant Date Fair Value	Number of Units	Fair Value
Nonvested at January 1, 2012	8,113	$16.47	6,845	$15.00
Granted	23,281	15.21	2,105	15.98
Vested	(7,825)	15.20	(3,739)	14.80

Nonvested at December 31, 2012	23,569	$15.64	5,211	$15.98

	Restricted Stock		Restricted Stock Units
		Weighted
	Number of Shares	Average Grant Date Fair Value	Number of Units	Fair Value
Nonvested at January 1, 2011	2,720	$11.90	3,739	$15.00
Granted	12,934	16.49	3,106	15.00
Vested	(7,541)	14.86	—	—

Nonvested at December 31, 2011	8,113	$16.47	6,845	$15.00

NOTE 14 – EMPLOYEE BENEFIT PLANS

The Company has an Employee Stock Ownership Plan (“ESOP”) that covers substantially all its employees. Employees qualify to participate after one year of service and vest in allocated shares after three years of service. The ESOP acquires stock of Tri-County Financial Corporation by purchasing shares in the Over the Counter (“OTC”) securities market. Unencumbered shares held by the ESOP are treated as outstanding in computing earnings per share. Shares issued to the ESOP but pledged as collateral for loans obtained to provide funds to acquire the shares are not treated as outstanding in computing earnings per share. Dividends on ESOP shares are recorded as a reduction of retained earnings. Contributions are made at the discretion of the Board of Directors. ESOP contributions recognized for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and years ended 2012 and 2011 totaled $135,656, $70,000, $222,600 and $43,695, respectively. As of June 30, 2013 (unaudited) and December 31, 2012, the ESOP held 264,141 shares with an approximate market value of $4,846,987 and $4,220,973, respectively. The estimated values were determined utilizing the Company’s closing stock price of $18.35 and $15.98 on June 28, 2013 and December 31, 2012, respectively. At December 31, 2012, the ESOP held 204,523 allocated and 59,618 unallocated shares.

The Company also has a 401(k) plan. The Company matches a portion of the employee contributions after one year of employee service. This ratio is determined annually by the Board of Directors. In 2012 and 2011, the Company matched one-half of the first 8% of the employee’s contribution. Employees who have completed six months of service are covered under this defined contribution plan. Employee’s vest in the Company’s matching contributions after three years of service. Contributions are determined at the discretion of the Board of Directors. For the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and years ended December 31, 2012 and 2011, the expense recorded for this plan totaled $153,000, $105,600, $211,200 and $208,926, respectively.

The Company has a separate nonqualified retirement plan for non-employee directors. Directors are eligible for a maximum benefit of $3,500 a year for ten years following retirement from the Board of Community Bank of Tri-County. The maximum benefit is earned at 15 years of service as a non-employee director. Full vesting occurs after two years of service. Expense recorded for this plan was $20,375, $6,891, $19,780 and $46,353 for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and years ended December 31, 2012 and 2011, respectively.

In addition, the Company has established individual supplemental retirement plans and life insurance benefits for certain key executives and officers of the Bank. These plans and benefits provide a retirement income payment for 15 years from the date of the employee’s expected retirement date. The payments are set at the discretion of the Board of Directors and vesting occurs ratably from the date of employment to the expected retirement date. Expense recorded for this plan totaled $197,431, $230,138, $441,601 and $346,653 for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited) and years ended December 31, 2012 and 2011, respectively.

NOTE 15 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of June 30, 2013 (unaudited) and December 31, 2012, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2013 (unaudited) and December 31, 2012, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios at June 30, 2013 (unaudited), December 31, 2012 and 2011 are presented in the following tables.

(In thousands) At June 30, 2013 (Unaudited)	Actual		Required for Capital Adequacy Purposes		To be Considered Well Capitalized Under Prompt Corrective Action

Total Capital (to risk weighted assets)
The Company	$101,832	13.07%	$62,282	8.00%
The Bank	$100,224	12.89%	$62,170	8.00%	$77,712	10.00%

Tier 1 Capital (to risk weighted assets)
The Company	$93,752	12.03%	$31,141	4.00%
The Bank	$92,144	11.85%	$31,085	4.00%	$46,627	6.00%

Tier 1 Capital (to average assets)
The Company	$93,752	9.77%	$38,364	4.00%
The Bank	$92,144	9.62%	$38,308	4.00%	$47,886	5.00%

(In thousands) At December 31, 2012	Actual		Required for Capital Adequacy Purposes		To be Considered Well Capitalized Under Prompt Corrective Action

Total Capital (to risk weighted assets)
The Company	$99,280	12.84%	$61,842	8.00%
The Bank	$96,600	12.55%	$61,586	8.00%	$76,983	10.00%

Tier 1 Capital (to risk weighted assets)
The Company	$90,908	11.76%	$30,921	4.00%
The Bank	$88,228	11.46%	$30,793	4.00%	$46,190	6.00%

Tier 1 Capital (to average assets)
The Company	$90,908	9.39%	$38,723	4.00%
The Bank	$88,228	9.14%	$38,595	4.00%	$48,244	5.00%

(In thousands) At December 31, 2011	Actual		Required for Capital Adequacy Purposes		To be Considered Well Capitalized Under Prompt Corrective Action

Total Capital (to risk weighted assets)
The Company	$94,927	12.69%	$59,859	8.00%
The Bank	$92,515	12.42%	$59,609	8.00%	$74,511	10.00%

Tier 1 Capital (to risk weighted assets)
The Company	$87,164	11.65%	$29,930	4.00%
The Bank	$84,860	11.39%	$29,804	4.00%	$44,707	6.00%

Tier 1 Capital (to average assets)
The Company	$87,164	9.17%	$38,021	4.00%
The Bank	$84,860	8.96%	$37,896	4.00%	$47,370	5.00%

NOTE 16 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of the Company.

At June 30, 2013 (Unaudited)			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Asset
Assets
Investment securities – AFS	$54,103,851	$54,103,851	$—	$54,103,851	$—
Investment securities – HTM	99,896,483	100,016,728	849,953	99,166,775	—
FHLB and FRB Stock	6,666,550	7,435,000	—	7,435,000	—
Loans	745,251,604	748,066,000	—	748,066,000	—
Other real estate owned	6,932,177	6,932,177	—	6,932,177	—

Liabilities
Savings, NOW and money market accounts	$389,768,518	$389,768,518	$—	$389,768,518	$—
Time deposits	394,912,719	398,165,000	—	398,165,000	—
Long-term debt	70,501,763	72,077,000	—	72,077,000	—
Short term borrowings	24,000,000	24,007,000	—	24,007,000	—
TRUPs	12,000,000	2,400,000	—	2,400,000	—

At December 31, 2012			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Asset
Assets
Investment securities – AFS	$47,205,663	$47,205,663	$—	$47,205,663	$—
Investment securities – HTM	112,619,434	114,187,018	749,941	113,437,077	—
FHLB and FRB Stock	5,476,050	5,469,000	—	5,469,000	—
Loans	747,640,752	757,387,000	—	757,387,000	—
Other real estate owned	6,891,353	6,891,353	—	6,891,353	—

Liabilities
Savings, NOW and money market accounts	$414,776,285	$414,776,285	$—	$414,776,285	$—
Time deposits	405,454,003	410,257,000	—	410,257,000	—
Long-term debt	60,527,208	64,252,000	—	64,252,000	—
Short term borrowings	1,000,000	1,000,000	—	1,000,000	—
TRUPs	12,000,000	2,400,000	—	2,400,000	—

At December 31, 2011			Fair Value Measurements
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Asset
Assets
Investment securities – AFS	$41,827,612	$41,827,612	$—	$41,827,612	$—
Investment securities – HTM	153,516,839	154,030,993	749,951	153,281,042	—
FHLB and FRB Stock	5,587,000	5,624,000	—	5,624,000	—
Loans	710,088,775	726,238,000	—	726,238,000	—
Other real estate owned	5,028,513	5,028,513	—	5,028,513	—

Liabilities
Savings, NOW and money market accounts	$371,737,480	$371,737,480	$—	$371,737,480	$—
Time deposits	455,515,721	462,192,000	—	462,192,000	—
Long-term debt	60,576,595	61,353,000	—	61,353,000	—
TRUPs	12,000,000	2,400,000	—	2,400,000	—

At June 30, 2013 (unaudited) and December 31, 2012, the Company had outstanding loan commitments of $21.8 million and $15.5 million and standby letters of credit of $24.5 million and $22.7 million, respectively. Based on the short-term lives of these instruments, the Company does not believe that the fair value of these instruments differs significantly from their carrying values.

Valuation Methodology

Investment securities and FHLB and FRB stock – Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans receivable – For conforming residential first-mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans that did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans and consumer loans. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

Other real estate owned – Fair value is based upon independent market prices, appraised value of the collateral or management’s estimation of the value of the collateral.

Deposits – The fair value of checking accounts, saving accounts and money market accounts were the amount payable on demand at the reporting date.

Time certificates – The fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Long-term debt and other borrowed funds – These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Guaranteed preferred beneficial interest in junior subordinated securities – These were valued using discounted cash flows. The discount rate was equal to the rate currently offered on similar borrowings.

Off-balance sheet instruments – The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amount presented herein.

NOTE 17 – GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES (TRUPs)

On June 15, 2005, Tri-County Capital Trust II (“Capital Trust II”), a Delaware business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 1.70%. The Trust used the proceeds from this issuance, along with the $155,000 for Capital Trust II’s common securities, to purchase $5,155,000 of the Company’s junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. These capital securities qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” Both the capital securities of Capital Trust II and the junior subordinated debentures are scheduled to mature on June 15, 2035, unless called by the Company.

On July 22, 2004, Tri-County Capital Trust I (“Capital Trust I”), a Delaware business trust formed, funded and wholly owned by the Company, issued $7,000,000 of variable-rate capital securities in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 2.60%. The Trust used the proceeds from this issuance, along with the Company’s $217,000 capital contribution for Capital Trust I’s common securities, to purchase $7,217,000 of the Company’s junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. These debentures qualify as Tier I capital and are presented in the Consolidated Balance Sheets as “Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures.” Both the capital securities of Capital Trust I and the junior subordinated debentures are scheduled to mature on July 22, 2034, unless called by the Company.

NOTE 18 – PREFERRED STOCK

Small Business Lending Fund Preferred Stock

On September 22, 2011, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Secretary of the Treasury (the “Secretary”), pursuant to which the Company issued 20,000 shares of the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), having a liquidation amount per share equal to $1,000, for a total purchase price of $20,000,000. The Purchase Agreement was entered into, and the Series C Preferred Stock was issued, as authorized by the Small Business Lending Fund program.

The Series C Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the Series C Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” or “QSBL” (as defined in the Purchase Agreement) by the Bank. Based upon the increase in the Bank’s level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period was set at one percent (1%). For the second through ninth calendar quarters, the dividend rate may be adjusted to between one percent (1%) and five percent (5%) per annum, to reflect the amount of change in the Bank’s level of QSBL. If the level of the Bank’s qualified small business loans declines so that the percentage increase in QSBL as compared to the baseline level is less than 10%, then the dividend rate payable on the Series C Preferred Stock would increase. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to nine percent (9%). In addition, beginning on January 1, 2014, and on all Series C Preferred Stock dividend payment dates thereafter ending on April 1, 2016, if the Company has not increased its QSBL from the baseline as of the quarter ending September 30, 2013, the Company will be required to pay to the Secretary, on each share of Series C Preferred Stock, but only out of assets legally available, a fee equal to 0.5% of the liquidation amount per share of Series C Preferred Stock.

The Series C Preferred Stock is non-voting, except in limited circumstances. If the Company misses five dividend payments, whether or not consecutive, the holder of the Series C Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s Board of Directors. The Series C Preferred Stock may be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of our federal banking regulator. The Company is permitted to repay its SBLF funding in increments of 25% or $5.0 million, subject to the approval of its federal banking regulator.

Redemption of Series A and B Preferred Stock – Troubled Asset Relief Program’s (TARP) Capital Purchase Program

On September 22, 2011, the Company entered into a letter agreement (the “Repurchase Letter”) with the United States Department of the Treasury (the “Treasury”), in which the Company agreed to redeem, out of the proceeds of the issuance of the Series C Preferred Stock, all 15,540 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation amount $1,000 per share (the “Series A Preferred Stock”), for a redemption price of $15,619,858, including accrued but unpaid dividends to the date of redemption and all 777 outstanding shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation amount $1,000 per share (the “Series B Preferred Stock”), for a redemption price of $784,187, including accrued but unpaid dividends to the date of redemption.

The Company issued Series A Preferred Stock and Series B Preferred Stock on December 19, 2008. It was outstanding until redemption of all Series A Preferred Stock and Series B Preferred Stock on September 22, 2011. The annual dividend rates paid for Series A Preferred Stock and Series B Preferred Stock were 5% and 9%, respectively.

NOTE 19 – CONDENSED FINANCIAL STATEMENTS – PARENT COMPANY ONLY

Balance Sheets

	(Unaudited) June 30, 2013	December 31,
		2012	2011
Assets
Cash – noninterest-bearing	$1,386,363	$660,890	$337,704
Investment in wholly owned subsidiaries	91,835,902	88,738,823	85,521,824
Other assets	1,100,751	2,864,629	2,755,040

Total Assets	$94,323,016	$92,264,342	$88,614,568

Liabilities and Stockholders’ Equity
Current liabilities	$878,546	$845,081	$788,470
TRUPs	12,372,000	12,372,000	12,372,000

Total Liabilities	13,250,546	13,217,081	13,160,470

Stockholders’ Equity
Preferred Stock – Series C	20,000,000	20,000,000	20,000,000
Common stock	30,455	30,524	30,266
Additional paid in capital	18,222,907	17,873,560	17,367,403
Retained earnings	44,283,597	41,986,633	38,712,194
Accumulated other comprehensive (loss) income	(679,594)	139,184	289,599
Unearned ESOP shares	(784,895)	(982,640)	(945,364)

Total Stockholders’ Equity	81,072,470	79,047,261	75,454,098

Total Liabilities and Stockholders’ Equity	$94,323,016	$92,264,342	$88,614,568

Condensed Statements of Income

	(Unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Interest and Dividend Income
Dividends from subsidiary	$—	$2,300,000	$2,300,000	$3,275,000
Interest income	3,998	45,443	93,180	33,307
Interest expense	156,618	170,515	337,810	316,576

Net Interest Income	(152,620)	2,174,928	2,055,370	2,991,731
Miscellaneous expenses	(412,192)	(341,650)	(608,104)	(703,332)

Income (loss) before income taxes and equity in undistributed net income of subsidiary	(564,812)	1,833,278	1,447,266	2,288,399
Federal and state income tax benefit	192,036	158,686	289,929	335,444
Equity in undistributed net income of subsidiary	3,676,616	54,441	3,252,719	537,621

Net Income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Preferred stock dividends	100,000	100,000	200,000	672,488

Net Income Available to Common Shareholders	$3,203,840	$1,946,405	$4,789,914	$2,488,976

Condensed Statements of Cash Flows

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011
Cash Flows from Operating Activities
Net income	$3,303,840	$2,046,405	$4,989,914	$3,161,464
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed earnings of subsidiary	(3,676,616)	(54,441)	(3,252,719)	(537,621)
Stock based compensation	249,129	263,612	388,715	253,466
(Decrease) Increase in other assets	1,775,470	(365,627)	(89,610)	(301,185)
Deferred income tax benefit	(4,594)	941	(19,980)	(36,357)
Increase (Decrease) in current liabilities	33,465	(502,493)	56,611	108,595

Net Cash Provided by Operating Activities	1,680,694	1,388,397	2,072,931	2,648,362

Cash Flows from Financing Activities
Dividends paid	(709,238)	(1,321,571)	(1,421,571)	(1,932,099)
Proceeds from SBLF Preferred Stock	—	—	—	20,000,000
Redemption of TARP Preferred Stock	—	—	—	(16,317,000)
Downstream of capital to subsidiary	(239,241)	(70,177)	(114,694)	(3,950,148)
Exercise of stock options	75,235	67,391	82,550	121,319
Net change in ESOP loan	215,824	(1,942)	(1,942)	(406,425)
Redemption of common stock	(297,801)	(153,800)	(294,088)	(409,965)

Net Cash Used in Financing Activities	(955,221)	(1,480,099)	(1,749,745)	(2,894,318)

Increase (Decrease) in Cash	725,473	(91,702)	323,186	(245,956)
Cash at Beginning of Period	660,890	337,704	337,704	583,660

Cash at End of Period	$1,386,363	$246,002	$660,890	$337,704

NOTE 20 – QUARTERLY FINANCIAL COMPARISON (Unaudited)

2013
	Second Quarter	First Quarter
Interest and dividend income	$9,750,113	$9,839,957
Interest expense	2,018,255	2,023,287

Net interest income	7,731,858	7,816,670
Provision for loan loss	200,427	154,173

Net interest income after provision	7,531,431	7,662,497
Noninterest income	1,068,728	1,189,078
Noninterest expense	6,106,420	6,142,824

Income before income taxes	2,493,739	2,708,751
Provision for income taxes	908,290	990,360

Net Income (NI)	$1,585,449	$1,718,391
Preferred stock dividends	50,000	50,000

NI Available to Common Shareholders	$1,535,449	$1,668,391

Earnings Per Common Share[1]
Basic	$0.51	$0.55
Diluted	$0.51	$0.54

(1)	Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$10,195,299	$9,886,656	$10,102,542	$10,108,384
Interest expense	2,276,163	2,539,049	2,765,341	3,023,685

Net interest income	7,919,136	7,347,607	7,337,201	7,084,699
Provision for loan loss	1,005,101	746,075	436,431	341,074

Net interest income after provision	6,914,035	6,601,532	6,900,770	6,743,625
Noninterest income	1,364,705	1,302,437	896,795	846,090
Noninterest expense	5,941,961	5,600,784	6,363,686	5,897,419

Income before income taxes	2,336,779	2,303,185	1,433,879	1,692,296
Provision for income taxes	866,211	830,244	492,727	587,043

Net Income (NI)	$1,470,568	$1,472,941	$941,152	$1,105,253
Preferred stock dividends	50,000	50,000	50,000	50,000

NI Available to Common Shareholders	$1,420,568	$1,422,941	$891,152	$1,055,253

Earnings Per Common Share[1]
Basic	$0.47	$0.47	$0.29	$0.35
Diluted	$0.47	$0.47	$0.29	$0.35

2011
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$10,088,665	$10,134,507	$9,904,432	$9,831,790
Interest expense	3,351,796	3,378,500	3,168,429	3,222,317

Net interest income	6,736,869	6,756,007	6,736,003	6,609,473
Provision for loan loss	545,806	644,654	890,861	2,005,830

Net interest income after provision	6,191,063	6,111,353	5,845,142	4,603,643
Noninterest income	1,443,758	1,026,356	952,599	770,327
Noninterest expense	6,937,286	5,277,394	4,923,298	5,111,224

Income before income taxes	697,535	1,860,315	1,874,443	262,746
Provision for income taxes	203,823	653,856	654,648	21,248

Net Income (NI)	$493,712	$1,206,459	$1,219,795	$241,498
Preferred stock dividends	51,111	197,912	211,732	211,733

NI Available to Common Shareholders	$442,601	$1,008,547	$1,008,063	$29,765

Earnings Per Common Share[1]
Basic	$0.15	$0.33	$0.33	$0.01
Diluted	$0.15	$0.33	$0.33	$0.01

(1)	Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

NOTE 21 – ACCUMULATED OTHER COMPREHENSIVE INCOME

(Disclosure required prospectively as of January 1, 2013)

The following table presents the components of comprehensive loss for securities for the six months ended June 30, 2013 (unaudited) and 2012 (unaudited).

	(Unaudited)
	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Net unrealized holding gain (loss) arising during period	$(1,240,572)	$(421,794)	$(818,778)	$11,744	$3,993	$7,751
Reclassification adjustments	—	—	—	—	—	—

Other comprehensive gain (loss)	$(1,240,572)	$(421,794)	$(818,778)	$11,744	$3,993	$7,751

The following table presents the changes in each component of accumulated other comprehensive income for securities, net of tax, for the six months ended June 30, 2013 (unaudited).

(Unaudited)
Six Months Ended June 30, 2013
Net Unrealized Gains And Losses
Beginning of period	$139,184
Other comprehensive loss before reclassifications	(818,778)
Amounts reclassified from accumulated other comprehensive income	—

Net other comprehensive loss	(818,778)

End of period	$(679,594)

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. TRI-COUNTY FINANCIAL CORPORATION HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS TO ANY PERSON OR IN ANY JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN THOSE JURISDICTIONS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK

1,400,000 shares of

common stock

PROSPECTUS

            , 2013

Sandler O’Neill + Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses, other than underwriting discounts and commissions and expenses, to be incurred in connection with the preparation of this Registration Statement and the sale and distribution of the common stock being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC and FINRA filing fees.

SEC filing fee (1)	$4,173
FINRA filing fee (1)	5,089
Printing	40,000
Legal fees and expenses	300,000
Accounting fees and expenses	40,000
Miscellaneous	10,738

TOTAL	$400,000

(1)	Based on the registration of 1,610,000 shares of common stock.

Item 14. Indemnification of Directors and Officers.

The Articles of Incorporation of Tri-County Financial Corporation provides:

ARTICLE XV

Indemnification

The Corporation shall indemnify to the fullest extent permissible under the Maryland General Corporation Law any individual who is or was a director, officer, employee, or agent of the Corporation, and any individual who serves or served at the Corporation’s request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, in any proceeding in which the individual is made a party as a result of his service in such capacity. An individual will not be indemnified if (i) it is established that the act or omission at issue was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty; (ii) the individual actually received an improper personal benefit in money, property, or services; or (iii) in the case of a criminal proceeding, the individual had reasonable cause to believe that the act or omission was unlawful.

ARTICLE XVI

Limitation on Officers’ and Directors’ Liability

An officer or director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of their fiduciary duty as an officer or director, unless: (i) it is proved that the individual officer or director actually received an improper benefit or profit in money, property or services from the Corporation, or (ii) a judgment or other final adjudication adverse to the individual officer or director is entered in a proceeding based on a finding in the proceeding that the individual’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. If the Maryland General Corporation Law is amended to further eliminate or limit the personal liability of officers and director, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the Maryland General Corporation Law, as so amended.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits filed as a part of this Registration Statement are as follows:

(a) List of Exhibits

Exhibit	Description	Location
1.0	Underwriting Agreement between Tri-County Financial Corporation and Keefe Bruyette & Woods, Inc.	To be filed by amendment.

3.1	Articles of Incorporation of Tri-County Financial Corporation	Incorporated by reference herein to the Form S-4 (Registration No. 333-31287).

3.2	Articles of Amendment to Articles of Incorporation of Tri-County Financial Corporation	Incorporated by reference herein to the Form 8-K as filed on May 14, 2012.

3.3	Amended and Restated Bylaws of Tri-County Financial Corporation	Incorporated by reference herein to the Form 8-K as filed on August 27, 2010.

4.1	Amended and Restated Articles Supplementary establishing Senior Non-cumulative Perpetual Preferred Stock, Series C, of Tri-County Financial Corporation	Incorporated by reference herein to the Form 8-K as filed on September 23, 2011.

5.0	Opinion of Kilpatrick Townsend & Stockton LLP regarding legality	To be filed by amendment.

10.1*	Tri-County Financial Corporation 1995 Stock Option and Incentive Plan, as amended	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2000 as filed on March 30, 2001.

10.2*	Tri-County Financial Corporation 1995 Stock Option Plan for Non-Employee Directors, as amended	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2000 as filed on March 30, 2001.

10.3*	Employment Agreement with Michael L. Middleton	Incorporated by reference herein to the Form 10-Q for the quarter ended September 30, 2006 as filed on November 14, 2006.

10.4*	Amended and Restated Executive Incentive Compensation Plan	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.5*	Retirement Plan for Directors	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2006 as filed on March 27, 2007.

Exhibit	Description	Location

10.6*	Split Dollar Agreements with Michael L. Middleton	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2000 as filed on March 30, 2001.

10.7*	Split Dollar Agreement with William J. Pasenelli	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2001 as filed on April 1, 2002.

10.8*	Salary Continuation Agreement with Michael L. Middleton, dated September 6, 2003	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2003 as filed on March 26, 2004.

10.9*	First Amendment to the Salary Continuation Agreement, dated September 6, 2003, with Michael L. Middleton	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2008 as filed on March 9, 2009.

10.10*	Tri-County Financial Corporation 2005 Equity Compensation Plan	Incorporated by reference herein to the Definitive Proxy Statement as filed on April 11, 2005.

10.11*	Amendment No. 1 to the Tri-County Financial Corporation 2005 Equity Compensation Plan	Incorporated by reference herein to the Form 10-Q for the quarter ended September 30, 2007 as filed on November 13, 2007.

10.12*	Community Bank of Tri-County Executive Deferred Compensation Plan	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2006 as filed on March 27, 2007.

10.13*	Amended and Restated Employment Agreement by and among Community Bank of Tri-County, William J. Pasenelli and Tri-County Financial Corporation, as guarantor	Incorporated by reference herein to the Form 10-Q for the quarter ended March 31, 2007 as filed on May 11, 2007.

10.14*	Amended and Restated Employment Agreement by and among Community Bank of Tri-County, Gregory C. Cockerham and Tri-County Financial Corporation, as guarantor	Incorporated by reference herein to the Form 10-Q for the quarter ended March 31, 2007 as filed on May 11, 2007.

10.15*	Salary Continuation Agreement with Gregory C. Cockerham, dated August 21, 2006	Incorporated by reference herein to the Form 10-Q for the quarter ended September 30, 2006 as filed on November 14, 2006.

10.16*	First Amendment to the Salary Continuation Agreement, dated August 21, 2006, with Gregory C. Cockerham	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.17*	Second Amendment to the Salary Continuation Agreement, dated August 21, 2006, with Gregory C. Cockerham	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

Exhibit	Description	Location

10.18*	Salary Continuation Agreement with William J. Pasenelli, dated August 21, 2006	Incorporated by reference herein to the Form 10-Q for the quarter ended September 30, 2006 as filed on November 14, 2006.

10.19*	First Amendment to the Salary Continuation Agreement, dated August 21, 2006, with William J. Pasenelli	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.20*	Second Amendment to the Salary Continuation Agreement, dated August 21, 2006, with William J. Pasenelli	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.21*	Securities Purchase Agreement dated September 22, 2011, between Tri-County Financial Corporation and the Secretary of the United States Department of the Treasury	Incorporated by reference herein to the Form 8-K as filed on September 23, 2011.

10.22*	Repurchase Letter dated September 22, 2011 between Tri-County Financial Corporation and the United States Department of the Treasury with respect to the Series A Preferred Stock and Series B Preferred Stock	Incorporated by reference herein to the Form 8-K as filed on September 23, 2011.

10.23*	Form of Letter Agreement between Tri-County Financial Corporation and each of Michael L. Middleton, Gregory C. Cockerham and William J. Pasenelli	Incorporated by reference herein to the Form 8-K as filed on September 23, 2011.

10.24*	Salary Continuation Agreement between Gregory C. Cockerham and Community Bank of Tri-County, dated September 6, 2003, as amended on December 22, 2008	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.25*	Salary Continuation Agreement between William J. Pasenelli and Community Bank of Tri-County, dated September 6, 2003, as amended on June 11, 2004 and December 22, 2008	Incorporated by reference herein to the Form 10-K/A for the year ended December 31, 2008 as filed on April 20, 2009.

10.26*	Supplemental Executive Retirement Plan Agreement, dated January 1, 2011, with Gregory C. Cockerham and First Amendment to the Supplemental Executive Retirement Plan Agreement	Incorporated by reference herein to the Form 10-Q for the quarter ended June 30, 2013 as filed on August 14, 2013.

Exhibit	Description	Location

10.27*	Supplemental Executive Retirement Plan Agreement, dated January 1, 2011, with William J. Pasenelli and First Amendment to the Supplemental Executive Retirement Plan Agreement	Incorporated by reference herein to the Form 10-Q for the quarter ended June 30, 2013 as filed on August 14, 2013.

10.28*	First Amendment to the Amended and Restated Employment Agreement by and among Community Bank of Tri-County, William J. Pasenelli and Tri-County Financial Corporation, as guarantor	Incorporated by reference herein to the Form 10-Q for the quarter ended June 30, 2013 as filed on August 14, 2013.

21.0	List of Subsidiaries	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2012 as filed on March 15, 2013.

23.1	Consent of Stegman & Company	Filed herewith.

23.2	Consent of Kilpatrick Townsend & Stockton LLP	To be filed by amendment.

101.1**	The following materials from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Changes In Stockholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.	Incorporated by reference herein to the Form 10-K for the year ended December 31, 2012 as filed on March 15, 2013

101.2**	The following materials from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income (iii) the Consolidated Statements of Cash Flows and (iv) the Notes to the Consolidated Financial Statements.	Incorporated by reference herein to the Form 10-Q for the quarter ended June 30, 2013 as filed on August 14, 2013

(*)	Management contract or compensating arrangement.
(**)	Furnished not filed.

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waldorf, State of Maryland on September 12, 2013.

Tri-County Financial Corporation

By:	/s/ Michael L. Middleton
Michael L. Middleton Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Tri-County Financial Corporation (the “Company”) hereby severally constitute and appoint Michael L. Middleton and William J. Pasenelli with full power of substitution, our true and lawful attorney-in-fact and agent, to do any and all things in our names in the capacities indicated below which said Michael L. Middleton and William J. Pasenelli may deem necessary or advisable to enable Tri-County Financial Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 of Tri-County Financial Corporation, including specifically but not limited to, power and authority to sign for us in our names in the capacities indicated below, the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Michael L. Middleton and William J. Pasenelli shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael L. Middleton Michael L. Middleton	Chairman and Chief Executive Officer (principal executive officer)	September 12, 2013

/s/ William J. Pasenelli William J. Pasenelli	Director, President and Chief Financial Officer (principal financial and accounting officer)	September 12, 2013

/s/ Philip T. Goldstein Philip T. Goldstein	Director	September 12, 2013

/s/ Louis P. Jenkins, Jr. Louis P. Jenkins, Jr.	Director	September 12, 2013

/s/ Mary Todd Peterson Mary Todd Peterson	Director	September 12, 2013

/s/ James R. Shepherd James R. Shepherd	Director	September 12, 2013

/s/ Austin J. Slater, Jr. Austin J. Slater, Jr.	Director	September 12, 2013

/s/ H. Beaman Smith H. Beaman Smith	Director	September 12, 2013

/s/ Joseph V. Stone, Jr. Joseph V. Stone, Jr.	Director	September 12, 2013